Filed Pursuant to Rule 424(b)(3)

Registration File N0. 333-147378

[GREAT LAKES BANCORP, INC. LOGO]

To the Stockholders of Great Lakes Bancorp, Inc.:

A Merger Proposal — Your Vote Is Very Important

On September 9, 2007, the board of directors of Great Lakes Bancorp, Inc. unanimously approved a merger agreement between Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. pursuant to which Great Lakes Bancorp, Inc. will be merged with and into First Niagara Financial Group, Inc. Great Lakes Bancorp, Inc. is sending you this document to ask you to vote on the adoption of the merger agreement with First Niagara Financial Group, Inc.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Great Lakes Bancorp, Inc. common stock (other than any dissenting shares) will be converted into the right to receive either:

•	$14.00 in cash; or

•	0.993 share of First Niagara Financial Group, Inc. common stock for each share of Great Lakes Bancorp, Inc. common stock.

Stockholders may elect to receive all cash, all First Niagara Financial Group, Inc. common stock, or a combination of both for their Great Lakes Bancorp, Inc. common stock. You will have the opportunity to elect the form of consideration to be received for your shares, subject to allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive shares of First Niagara Financial Group, Inc. common stock and the remaining 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive cash. Therefore, your ability to receive all stock, all cash or the allocation of both that you elect may depend on the elections of other Great Lakes Bancorp, Inc. stockholders. First Niagara Financial Group, Inc. common stock trades on the Nasdaq Global Select Market under the symbol “FNFG” and Great Lakes Bancorp, Inc. trades on the New York Stock Exchange under the symbol “GLK.”

Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Great Lakes Bancorp, Inc. and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement. The merger cannot be completed unless a majority of the issued and outstanding shares of common stock of Great Lakes Bancorp, Inc. vote to adopt the merger agreement. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by submitting a valid proxy, completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement. If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of stockholders to be held on February 12, 2008, the merger and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 17.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

Andrew W. Dorn, Jr.

President and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated December 26, 2007, and is first being mailed on or about January 7, 2008.

WHERE YOU CAN FIND MORE INFORMATION

Both First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room. In addition, First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. file reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

This document incorporates important business and financial information about First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. from documents that are not included in or delivered with this proxy statement-prospectus. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

First Niagara Financial Group, Inc.	Great Lakes Bancorp, Inc.
6950 South Transit Road	2421 Main Street
P.O. Box 514	Buffalo, New York 14214
Lockport, New York 14095-0514	Attention: Michael J. Rogers, Corporate Secretary
Attention: John Mineo, Corporate Secretary	(716) 961-1900
(716) 625-7500

To obtain timely delivery, you must request the information no later than January 29, 2007.

First Niagara Financial Group, Inc. has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 5,528,523 shares of First Niagara Financial Group, Inc. common stock. This document is a part of that registration statement. As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. have previously filed with the Securities and Exchange Commission. They contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” on page 75.

First Niagara Financial Group, Inc. common stock is traded on the Nasdaq Global Select Market under the symbol “FNFG,” and Great Lakes Bancorp, Inc. common stock is traded on the New York Stock Exchange under the symbol “GLK.”

(ii)

GREAT LAKES BANCORP, INC.

2421 MAIN STREET

BUFFALO, NEW YORK 14214

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 12, 2008

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Great Lakes Bancorp, Inc. will be held at its corporate headquarters, located at 2421 Main Street, Buffalo, New York, at 10:00 a.m. New York time, on February 12, 2008, for the following purposes:

1. To adopt the Agreement and Plan of Merger by and between First Niagara Financial Group, Inc., and Great Lakes Bancorp, Inc., dated as of September 9, 2007, and the transactions contemplated by the merger agreement, as discussed in the attached proxy statement-prospectus.

2. To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only Great Lakes Bancorp, Inc. stockholders of record as of the close of business on December 19, 2007, are entitled to notice of and to vote at the special meeting of stockholders or any adjournments of the special meeting.

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Michael J. Rogers
Michael J. Rogers
Buffalo, New York	Corporate Secretary
December 26, 2007

GREAT LAKES BANCORP, INC.’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF STOCKHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. UNDER SEPARATE COVER, WHICH IS BEING SENT ON OR ABOUT THE DATE THIS PROXY STATEMENT-PROSPECTUS IS BEING MAILED, YOU WILL RECEIVE AN ELECTION FORM WITH INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

SPECIAL MEETING OF STOCKHOLDERS

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, you may vote using the internet at the address shown on your proxy card, or by telephone using the number on your proxy card or by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q: WHY IS MY VOTE IMPORTANT?

A: The merger agreement must be adopted by a majority of the issued and outstanding shares of Great Lakes Bancorp, Inc. common stock. A failure to vote will have the same effect as a vote against the merger agreement.

Q: IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the instructions your broker provides.

Q: WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A: If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote against the merger agreement.

Q: CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A: Yes. All stockholders are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q: CAN I CHANGE MY VOTE?

A: Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Great Lakes Bancorp, Inc.;

•	submitting a new proxy card. Any earlier proxies will be revoked automatically; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q: HOW DO I REGISTER MY ELECTION TO RECEIVE CASH, FIRST NIAGARA FINANCIAL GROUP, INC. COMMON STOCK OR A COMBINATION OF BOTH?

A: Each Great Lakes Bancorp, Inc. stockholder should complete and return an election form, along with your Great Lakes Bancorp, Inc. stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., New York time on February 11, 2008. The election form will be mailed under separate cover on or about January 14, 2008 to holders of Great Lakes Bancorp, Inc. common stock on December 19, 2007. If you own shares of Great Lakes Bancorp, Inc. common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election. If you do not send in the election form with your stock certificate(s) by the February 11, 2008 deadline, you will be treated as though you had not made an election. Once you sign and return your election form, you will no longer be able to trade or sell your shares of Great Lakes Bancorp, Inc. common stock.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: Please DO NOT send your stock certificates with your proxy card. An election form will be sent to you under separate cover. If you desire to make an election you should send your Great Lakes Bancorp, Inc. common stock certificates to the exchange agent with your completed, signed election form prior to the election deadline of 5:00 p.m. New York time on February 11, 2008.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. currently expect to complete the merger in February 2008, assuming all of the conditions to completion of the merger have been satisfied.

Q: WHAT WILL STOCKHOLDERS OF GREAT LAKES BANCORP, INC. RECEIVE IN THE MERGER?

A: If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Great Lakes Bancorp, Inc. common stock (other than any dissenting shares) will be converted into the right to receive either:

•	$14.00 in cash, assuming payment solely of cash in exchange for Great Lakes Bancorp, Inc. common stock; or

•

0.993 share of First Niagara Financial Group, Inc. for each share of Great Lakes Bancorp, Inc. common stock, assuming payment solely of First Niagara Financial Group, Inc. common stock in exchange for Great Lakes Bancorp, Inc. common stock.

Stockholders may elect to receive all cash, all First Niagara Financial Group, Inc. common stock, or a combination of both for their Great Lakes Bancorp, Inc. common stock. You will have the opportunity to elect the form of consideration to be received for your shares, subject to allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive shares of First Niagara Financial Group, Inc. common stock and the remaining 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive cash. Therefore, your ability to receive all stock, all cash or the allocation of both that you elect may depend on the elections of other Great Lakes Bancorp, Inc. stockholders.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: You should direct any questions regarding the special meeting of stockholders or the merger to Michael J. Rogers, Corporate Secretary of Great Lakes Bancorp, Inc., at (716) 961-1900 or Great Lakes Bancorp, Inc.’s proxy solicitor, D.F. King & Co., Inc., at (800) 659-5550. The final allocation of cash and shares of First Niagara Financial Group, Inc. common stock will not be known until immediately prior to the conclusion of the merger, which is expected to be in February 2008.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page 75. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the management of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward–Looking Statements” on page 76.

THE MERGER

The merger agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Great Lakes Bancorp, Inc. with and into First Niagara Financial Group, Inc.

Parties to the Merger

First Niagara Financial Group, Inc. (page 24)

First Niagara Bank

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is the holding company for First Niagara Bank and operates 120 branches and four Regional Market Centers across Upstate New York. As of September 30, 2007, First Niagara Financial Group, Inc. had consolidated assets of $8.1 billion, deposits of $5.7 billion and stockholders’ equity of $1.3 billion.

The principal executive office of First Niagara Financial Group, Inc. is located at 6950 South Transit Road, Lockport, New York 14094 and the telephone number is (716) 625-7500.

Great Lakes Bancorp, Inc. (page 26)

Greater Buffalo Savings Bank

Great Lakes Bancorp, Inc. is the bank holding company of Greater Buffalo Savings Bank, headquartered in Buffalo, New York. Greater Buffalo Savings Bank operates 16 branch offices. As of September 30, 2007, Great Lakes Bancorp, Inc. had assets of $903.7 million, deposits of $644.0 million and stockholders’ equity of $131.5 million. Great Lakes Bancorp, Inc.’s principal executive office is located at 2421 Main Street, Buffalo, New York 14214, and the telephone number is (716) 961-1900. On December 14, 2007, Great Lakes Savings Bank announced the sale of its Lakewood and Dunkirk, New York branches, pending regulatory approval.

What Great Lakes Bancorp, Inc. Stockholders Will Receive In the Merger (page 26)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Great Lakes Bancorp, Inc. common stock (other than dissenting shares) will be converted into the right to receive:

•	$14.00 in cash, assuming payment solely of cash in exchange for Great Lakes Bancorp, Inc. common stock; or

•

0.993 share of First Niagara Financial Group, Inc. common stock for each share of Great Lakes Bancorp, Inc. common stock, assuming payment solely of First Niagara Financial Group, Inc. common stock in exchange for Great Lakes Bancorp, Inc. common stock.

Stockholders may elect to receive all cash, all First Niagara Financial Group, Inc. common stock, or a combination of both for their Great Lakes Bancorp, Inc. common stock. You will have the opportunity to elect the form of consideration to be received for your shares, subject to allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive shares of First Niagara Financial Group, Inc. common stock and the remaining 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive cash. Therefore, your ability to receive all stock, all cash or the allocation of both that you elect may depend on the elections of other Great Lakes Bancorp, Inc. stockholders.

Election of Cash or Stock Consideration (page 26)

So that you can make an election, you will be receiving under separate cover an election form that you may use to indicate whether your preference is to receive cash, First Niagara Financial Group, Inc. common stock or a combination of cash and First Niagara Financial Group, Inc. common stock. If you hold your stock certificates, you will need to return the election form along with your stock certificates, to the exchange agent by February 11, 2008 at 5:00 p.m., New York time. If your shares are held in street name, follow the written instructions from your broker regarding the registration of your election. Great Lakes Bancorp, Inc. stockholders who make an election will be unable to sell their Great Lakes Bancorp, Inc. common stock from the time when the election is made until the merger is completed.

The actual form of merger consideration that each Great Lakes Bancorp, Inc. stockholder will receive will be subject to proration so that 50% of the outstanding Great Lakes Bancorp, Inc. common stock will be exchanged for shares of First Niagara Financial Group, Inc. common stock and 50% of the outstanding Great Lakes Bancorp, Inc. common stock will be exchanged for cash. Therefore, if Great Lakes Bancorp, Inc. stockholders elect to receive cash for more than 50% of the outstanding shares of Great Lakes Bancorp, Inc., the amount of cash that each such stockholder would receive from First

Niagara Financial Group, Inc. will be reduced on a pro rata basis. Instead, these stockholders will receive First Niagara Financial Group, Inc. common stock consideration for any Great Lakes Bancorp, Inc. shares for which they do not receive cash. Similarly, if Great Lakes Bancorp, Inc. stockholders elect to receive First Niagara Financial Group, Inc. common stock for more than 50% of the outstanding shares of Great Lakes Bancorp, Inc., the amount of First Niagara Financial Group, Inc. common stock that each such stockholder would receive from First Niagara Financial Group, Inc. will be reduced on a pro rata basis. Instead, such stockholders will receive cash consideration for any Great Lakes Bancorp, Inc. shares for which they do not receive First Niagara Financial Group, Inc. common stock.

Your allocation of the consideration you will receive for your shares of Great Lakes Bancorp, Inc. may also be adjusted if the aggregate value for the First Niagara Financial Group, Inc. common stock to be delivered as of the effective time of the merger minus the amount of cash paid in lieu of fractional shares of First Niagara Financial Group, Inc. common stock (the “Stock Value”) is less than 40% of the sum of (i) the aggregate value of the First Niagara Financial Group, Inc. common stock and cash to be delivered as of the effective time of the merger, plus (ii) the value of any consideration described in Treasury Regulations Section 1.368-1(e)(1)(ii), plus (iii) cash paid to holders of dissenting shares, plus (iv) the value of any consideration paid by First Niagara Financial Group, Inc. or any of its subsidiaries or any “related person” of either within the meaning of Treasury Regulations Section 1.368-1(e)(3)) to acquire shares of Great Lakes Bancorp, Inc. common stock prior to the effective time of the merger (such sum, the “Aggregate Value”), then First Niagara Financial Group, Inc. may reduce the number of shares of outstanding Great Lakes Bancorp, Inc. common stock entitled to receive cash, and correspondingly increase the number of shares of Great Lakes Bancorp, Inc. common stock entitled to receive First Niagara Financial Group, Inc. common stock by the minimum amount necessary to cause the Stock Value to equal 40% of the Aggregate Value.

If you do not make an election, you may receive the merger consideration in all cash, all common stock or a combination of cash and common stock.

Material United States Federal Income Tax Consequences of the Merger (page 56)

First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Great Lakes Bancorp, Inc. common stock if you receive only shares of First Niagara Financial Group, Inc. common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in First Niagara Financial Group, Inc. common stock.

If you receive solely cash for your shares of Great Lakes Bancorp, Inc. common stock, you will recognize gain or loss equal to the excess of the amount of such cash over your basis in the Great Lakes Bancorp, Inc. common stock. If you receive a combination of cash and stock in exchange for your shares of Great Lakes Bancorp, Inc. common stock, you will generally recognize gain with respect to the excess of the cash and value of First Niagara Financial Group, Inc. common stock you receive over your basis in the Great Lakes Bancorp, Inc. common stock exchanged therefore, but in any case not in excess of the amount of cash received by you in the merger.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 56 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Stockholder Approval of the Merger (page 34)

The board of directors of Great Lakes Bancorp, Inc. believes that the merger presents a unique opportunity to merge with a leading community financial institution that will have significantly greater financial strength and earning power than Great Lakes Bancorp, Inc. would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, Great Lakes Bancorp, Inc.’s board of directors unanimously approved the merger agreement. Great Lakes Bancorp, Inc.’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Great Lakes Bancorp, Inc. and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

Opinion of Great Lakes Bancorp, Inc.’s Financial Advisor (page 36 and Appendix B)

In connection with the merger, the board of directors of Great Lakes Bancorp, Inc. received the written opinion of Sandler O’Neill & Partners L.P., Great Lakes Bancorp, Inc.’s financial advisors, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Great Lakes Bancorp, Inc. common stock. The full text of the opinion of Sandler O’Neill & Partners L.P., is included in this document as Appendix B. Great Lakes Bancorp, Inc. encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill & Partners L.P. The opinion of Sandler O’Neill & Partners L.P. is directed to Great Lakes Bancorp, Inc.’s board of directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction. Sandler O’Neill & Partners L.P. will receive a fee for its services in connection with the merger, including rendering the fairness opinion, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Stockholders of Great Lakes Bancorp, Inc. (page 22)

Great Lakes Bancorp, Inc. will hold a special meeting of its stockholders on February 12, 2008, at 10:00 a.m., New York time, at its corporate headquarters located at 2421 Main Street, Buffalo, New York. At the special meeting of stockholders, you will be asked to vote to adopt the merger agreement.

You may vote at the special meeting of stockholders if you owned shares of Great Lakes Bancorp, Inc. common stock at the close of business on the record date, December 19, 2007. On that date, there were 10,826,198 shares of Great Lakes Bancorp, Inc. common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of Great Lakes Bancorp, Inc. common stock you owned on the record date.

Even if you expect to attend the special meeting of stockholders, Great Lakes Bancorp, Inc. recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Stockholder Vote Required (page 23)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Great Lakes Bancorp, Inc. common stock issued and outstanding on the record date. A failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors of Great Lakes Bancorp, Inc. beneficially owned 1,661,089 shares of Great Lakes Bancorp, Inc. common stock entitled to vote at the special meeting of stockholders. This represents approximately 15.3% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

Dissenters’ Rights of Appraisal (page 61 and Appendix C)

Under Section 262 of the Delaware General Corporation Law, holders of Great Lakes Bancorp, Inc. common stock may have the right to obtain an appraisal of the value of their shares of Great Lakes Bancorp, Inc. common stock in connection with the merger. To perfect appraisal rights, a Great Lakes Bancorp, Inc. stockholder must not vote for the adoption of the merger agreement and must strictly comply with all of the procedures required under Section 262 of the Delaware General Corporation Law.

We have included a copy of the Delaware General Corporation Law – Section 262 — Appraisal Rights as Appendix C to this document.

Interests of Great Lakes Bancorp, Inc.’s Directors and Officers In the Merger (page 48)

In considering the recommendation of the board of directors of Great Lakes Bancorp, Inc. to approve the merger, you should be aware that executive officers and directors of Great Lakes Bancorp, Inc. have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as Great Lakes Bancorp, Inc. stockholders.

Regulatory Approvals Required For the Merger (page 52)

We cannot complete the merger without the prior approval or non-objection of the Office of Thrift Supervision. First Niagara Financial Group, Inc. is in the process of seeking this approval. While we do not know of any reason why First Niagara Financial Group, Inc. would not be able to obtain the necessary approvals in a timely manner, we cannot assure you that these approvals and non-objections will occur or what the timing may be or that these approvals and non-objections will not be subject to one or more conditions that affect the advisability of the merger.

Conditions to the Merger (page 51)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Great Lakes Bancorp, Inc. stockholders must have adopted the merger agreement;

•

with respect to each of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc., the representations and warranties of the other party to the merger agreement must be true and correct except to the extent that the failure of the representations and warranties to be so true and correct had or is reasonably expected to have, individually or in the aggregate, a material adverse effect on Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc., as appropriate (unless the representation or warranty was qualified as to materiality, in which case it has to be true or correct giving effect to the materiality standard);

•	the Office of Thrift Supervision must have approved the merger and all statutory waiting periods must have expired;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger illegal;

•	there must be no litigation, statute, law, regulation, order or decree by which the merger is restrained or enjoined;

•

First Niagara Financial Group, Inc.’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•

the shares of First Niagara Financial Group, Inc. common stock to be issued to Great Lakes Bancorp, Inc. stockholders in the merger must have been approved for listing on the Nasdaq Global Select Market;

•	neither Great Lakes Bancorp, Inc. nor First Niagara Financial Group, Inc. shall have suffered a material adverse effect since December 31, 2006;

•

both First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws; and

•	all necessary third party consents shall have been obtained.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 53)

Great Lakes Bancorp, Inc. has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with First Niagara Financial Group, Inc. is pending.

Termination of the Merger Agreement (page 54)

First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Great Lakes Bancorp, Inc. stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by June 30, 2008, if the required regulatory approval is not received or if the other party breaches its agreements. Great Lakes Bancorp, Inc. may also terminate if First Niagara Financial Group, Inc.’s stock price falls below thresholds set forth in the merger agreement and First Niagara Financial Group, Inc. does not increase the exchange ratio pursuant to a prescribed formula.

Termination Fee (page 55)

If the merger is terminated pursuant to specified situations in the merger agreement (and Great Lakes Bancorp, Inc. accepts a superior proposal), Great Lakes Bancorp, Inc. may be required to pay a termination fee to First Niagara Financial Group, Inc. of $5.9 million. Great Lakes Bancorp, Inc. agreed to this termination fee arrangement in order to induce First Niagara Financial Group, Inc. to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Great Lakes Bancorp, Inc. before the merger is completed.

Comparison of Stockholders’ Rights (page 67)

The rights of Great Lakes Bancorp, Inc. stockholders who continue as First Niagara Financial Group, Inc. stockholders after the merger will be governed by Delaware law and the certificate of incorporation and bylaws of First Niagara Financial Group, Inc. rather than the certificate of incorporation and bylaws of Great Lakes Bancorp, Inc.

SELECTED HISTORICAL FINANCIAL DATA FOR FIRST NIAGARA FINANCIAL GROUP,

INC. AND GREAT LAKES BANCORP, INC.

First Niagara Financial Group, Inc. Selected Historical Financial and Other Data

The following tables set forth selected historical financial and other data of First Niagara Financial Group, Inc. for the periods and at the dates indicated. In January 2003, First Niagara Financial Group, Inc. reorganized from a mutual holding company structure to a fully public company. In connection with this reorganization, shares were issued to the former public stockholders of First Niagara Financial Group, Inc. based upon an exchange ratio of 2.58681 new shares for each share of First Niagara Financial Group, Inc. held as of the close of business on January 17, 2003. Accordingly, all 2002 year references to the number of shares outstanding for purposes of calculating per share amounts are restated to give retroactive recognition to this exchange ratio applied. The information at and for the nine months ended September 30, 2007 and 2006 is unaudited. However, in the opinion of management of First Niagara Financial Group, Inc., all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for future periods.

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars and share amounts in thousands, except per share data)
Selected financial condition data:
Total assets	$8,114,960	$8,011,500	$7,945,526	$8,064,832	$5,078,374	$3,589,507	$2,934,795
Loans, net	5,607,584	5,590,286	5,593,512	5,216,299	3,215,255	2,269,203	1,974,560
Securities available for sale:
Mortgage-backed	839,554	780,568	717,601	867,037	618,156	499,611	340,319
Other	422,639	423,480	342,821	737,851	551,973	346,272	292,045
Deposits	5,705,453	5,581,474	5,709,736	5,479,412	3,337,682	2,355,216	2,205,421
Borrowings	947,055	919,398	747,554	1,096,427	750,686	457,966	397,135
Stockholders’ equity	$1,332,313	$1,383,878	$1,387,197	$1,374,423	$928,162	$728,174	$283,696	(3)
Common shares outstanding	101,357	106,701	106,753	108,656	78,277	66,326	64,681
Selected operations data:
Interest income	$315,652	$309,667	$415,830	$375,217	$224,578	$169,959	$167,637
Interest expense	146,681	122,652	169,349	125,067	68,476	62,544	76,107

Net interest income	168,971	187,015	246,481	250,150	156,102	107,415	91,530
Provision for credit losses	6,000	5,156	6,456	7,348	8,442	7,929	6,824

Net interest income after provision for credit losses	162,971	181,859	240,025	242,802	147,660	99,486	84,706
Noninterest income	87,986	83,315	111,218	90,663	51,866	43,379	41,787
Noninterest expense	166,879	157,076	211,851	188,206	120,850	88,277	77,331

Income from continuing operations before income taxes	84,078	108,098	139,392	145,259	78,676	54,588	49,162
Income taxes from continuing operations	27,830	37,134	47,533	52,400	26,859	18,646	18,752

Income from continuing operations	56,248	70,964	91,859	92,859	51,817	35,942	30,410

Income from discontinued operations, net of tax (1)	—	—	—	—	—	164	385

Net income	$56,248	$70,964	$91,859	$92,859	$51,817	$36,106	$30,795

Stock and related per share data:
Earnings per common share (2):
Basic	$0.55	$0.66	$0.86	$0.85	$0.66	$0.55	$0.48	(3)
Diluted	0.54	0.66	0.85	0.84	0.65	0.53	0.47	(3)
Cash dividends	0.40	0.34	0.46	0.38	0.30	0.22	0.17
Book value	13.14	12.97	12.99	12.65	11.86	10.98	4.39
Market Price (NASDAQ: FNFG):
High	15.07	15.20	15.43	15.16	15.78	16.55	12.41
Low	11.49	13.38	13.38	12.05	11.49	10.11	6.07
Close	$14.15	$14.62	$14.86	$14.47	$13.95	$14.97	$10.10

(footnotes on following page)

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2007 (4)	2006 (4)	2006	2005	2004	2003	2002
	(Dollars and share amounts in thousands, except per share data)
Selected financial ratios and other data:
Performance ratios (2):
Return on average assets	0.95%	1.18%	1.14%	1.18%	1.05%	1.02%	1.08%
Return on average equity	5.56	6.91	6.67	6.76	5.59	5.19	11.22
Net interest rate spread	2.86	3.25	3.20	3.46	3.38	2.90	3.32
Net interest margin	3.35	3.65	3.61	3.75	3.66	3.36	3.55
As a percentage of average assets:
Noninterest income (5)	1.11%	1.03%	1.39%	1.15%	1.05%	1.23%	1.46%
Noninterest expense	2.10	1.95	2.64	2.40	2.44	2.50	2.71

Net overhead	0.99	0.92	1.25	1.25	1.39	1.27	1.25
Efficiency ratio (5)	64.94	58.11	59.23	55.22	58.11	58.54	58.01
Dividend payout ratio	72.73%	51.52%	53.49%	44.71%	45.45%	40.00%	35.42%
Capital ratios:
Total risk-based capital	11.65%	13.86%	12.16%	12.26%	17.65%	19.04%	11.34%
Tier 1 risk-based capital	10.40	12.63	10.91	11.01	16.40	17.94	10.27
Tier 1 (core) capital	7.68	8.99	7.73	7.56	11.40	11.92	6.54
Tangible capital	7.68	8.99	7.73	7.56	11.40	11.87	6.54
Ratio of stockholders’ equity to total assets	16.42%	17.27%	17.46%	17.04%	18.28%	20.29%	9.67%
Asset quality ratios:
Total non-accruing loans	$29,171	$17,131	$15,528	$21,930	$12,028	$12,305	$7,478
Other non-performing assets	244	659	632	843	740	543	1,423
Allowance for credit losses	70,970	72,698	71,913	72,340	41,422	25,420	20,873
Net loan charge-offs	$6,861	$4,798	$6,883	$7,114	$7,090	$5,383	$4,678
Total non-accruing loans to total loans	0.51%	0.30%	0.27%	0.41%	0.37%	0.54%	0.37%
Total non-performing assets as a percentage of total assets	0.36	0.22	0.20	0.28	0.25	0.36	0.30
Allowance for credit losses to non-accruing loans	243.30	424.40	463.12	329.87	344.38	206.58	279.13
Allowance for credit losses to total loans	1.25	1.28	1.27	1.37	1.27	1.11	1.05
Net charge-offs to average loans	0.15%	0.09%	0.12%	0.14%	0.23%	0.24%	0.24%
Other data:
Number of banking centers	120	119	119	118	71	47	38
Full time equivalent employees	1,840	1,891	1,922	1,984	1,200	944	945

(1)

Effective February 17, 2003, First Niagara Bank sold NOVA Healthcare Administrators, Inc. its wholly owned third-party benefit plan administrator subsidiary as it was not considered one of its strategic core businesses. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” for current and prior periods presented First Niagara Financial Group, Inc. has reported the results of operations from NOVA Healthcare Administrators as “Discontinued Operations,” including the net of tax gain on sale realized of $208 thousand.

(2)	Computed using daily averages.

(3)

All per share data and references to the number of shares outstanding for purposes of calculating per share amounts are restated to give retroactive recognition to the 2.58681 exchange ratio applied in the January 17, 2003 second-step offering.

(4)	Annualized where appropriate.

(5)	Excluded net gain/loss on sale of securities available for sale and gain on sale of banking center and NOVA Healthcare Administrators.

Great Lakes Bancorp, Inc. Selected Historical Financial and Other Data

The following tables set forth selected historical financial and other data of Great Lakes Bancorp, Inc. for the periods and at the dates indicated. In May 2006, Great Lakes Bancorp, Inc. (“Old Great Lakes”) merged into Bay View Capital Corporation (“Bay View”) and changed the name of the surviving legal entity back to Great Lakes Bancorp, Inc. (“New Great Lakes”). In connection with the merger each issued and outstanding share of common stock of Old Great Lakes was cancelled and converted into the right to receive 1.0873 shares of common stock of Bay View. Accordingly, all 2005 and prior year references to the number of shares outstanding for purposes of calculating per share amounts are restated to give retroactive recognition to this exchange ratio applied. Given that the merger was treated for accounting purposes as a purchase of Bay View by Old Great Lakes, the historical results of operations of Old Great Lakes are presented for all prior-year periods, up to and including the May 1, 2006 merger date. Results of operations after the merger date are those of the combined entity. The information at and for the nine months ended September 30, 2007 and 2006 is unaudited. However, in the opinion of management of Great Lakes Bancorp, Inc., all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for future periods.

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars and share amounts in thousands, except per share data)
Selected financial condition data:
Total assets	$903,747	$869,341	$884,412	$775,101	$701,467	$386,143	$224,584
Loans, net	554,172	495,021	513,928	409,336	292,644	225,952	142,258
Securities available for sale:
Mortgage-backed	184,634	219,525	211,032	189,297	298,906	114,423	39,852
Other	23,064	22,835	22,821	22,728	38,633	22,810	16,874
Securities held to maturity	15,973	16,004	15,997	16,024	7,111	2,000	—
Deposits	644,002	656,520	634,656	621,084	530,100	360,640	197,029
Borrowings	116,173	65,911	104,272	115,272	131,402	6,359	9,140
Stockholders’ equity	$131,493	$136,208	$135,510	$35,593	$36,588	$18,063	$17,603
Common shares outstanding	10,826	10,915	10,922	4,300	4,300	2,306	2,306
Selected operations data:
Interest income	$33,962	$31,889	$42,729	$34,286	$23,408	$13,862	$9,060
Interest expense	22,478	20,545	27,594	20,230	10,495	6,235	4,692

Net interest income	11,484	11,344	15,135	14,056	12,913	7,627	4,368
Provision for loan losses	263	587	1,030	934	301	440	471

Net interest income after provision for loan losses	11,221	10,757	14,105	13,122	12,612	7,187	3,897
Noninterest income	2,815	1,586	2,186	(1,882)	1,772	1,163	1,146
Noninterest expense	18,156	12,958	18,115	13,020	9,099	6,003	4,114

Income (loss) before income taxes	(4,120)	(615)	(1,824)	(1,780)	5,285	2,347	929
Income tax expense (benefit)	(1,557)	(472)	(928)	(1,312)	1,746	1,021	62

Net income (loss)	$(2,563)	$(143)	$(896)	$(468)	$3,539	$1,326	$867

Stock and related per share data:
Earnings (loss) per common share:
Basic	$(0.23)	$(0.02)	$(0.10)	$(0.11)	$0.92	$0.55	$0.36
Diluted	(0.23)	(0.02)	(0.10)	(0.11)	0.92	0.55	0.36
Cash dividends	—	—	—	—	—	—	—
Book value	12.15	12.48	12.41	8.28	8.51	7.83	7.63
Market Price (NYSE: GLK) (1):
High	14.74	20.98	20.98	18.00	18.34	16.89	20.40
Low	11.54	14.05	13.82	15.27	13.99	14.61	14.99
Close	$13.45	$16.07	$14.04	$17.80	$15.31	$16.35	$15.64

(1)	Stock price data prior to the May 1, 2006 merger is that of Bay View Capital Corporation.

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars and share amounts in thousands, except per share data)
Selected financial ratios and other data:
Performance ratios:
Return on average assets	(0.38)%	(0.02)%	(0.10)%	(0.06)%	0.68%	0.45%	0.52%
Return on average equity	(2.54)	(0.21)	(0.88)	(1.26)	11.21	7.40	5.35
Net interest rate spread	1.61	1.69	1.66	1.90	2.42	2.57	2.44
Net interest margin	1.98	1.98	1.98	2.01	2.55	2.70	2.77
As a percentage of average assets:
Noninterest income	0.31%	0.19%	0.25%	(0.25)%	0.34%	0.39%	0.69%
Noninterest expense	2.03	1.52	2.11	1.74	1.74	2.02	2.46

Net overhead	1.72	1.33	1.86	1.99	1.40	1.63	1.77
Efficiency ratio (2)	125.5%	98.7%	103.0%	84.3%	66.7%	73.3%	89.4%
Dividend payout ratio	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Capital ratios:
Total risk-based capital	17.73%	22.30%	20.76%	12.32%	15.96%	10.43%	N/A
Tier 1 risk-based capital	17.17	21.55	19.97	11.64	15.33	9.49	N/A
Tier 1 (core) capital	10.61	11.60	11.65	6.52	7.45	5.05	N/A
Tangible capital	$131,249	$123,937	$122,678	$35,593	$36,588	$18,063	$17,603
Ratio of stockholders’ equity to total assets	14.55%	15.67%	15.32%	4.59%	5.22%	4.68%	7.84%
Asset quality ratios:
Total non-accruing loans	$974	$1,186	$3,548	$625	$459	$287	$821
Other non-performing assets	2,439	82	91	788	245	251	417
Allowance for loan losses	2,953	3,375	3,781	2,910	2,097	1,807	1,377
Net loan charge-offs	$1,091	$122	$159	$56	$11	$10	$19
Total non-accruing loans to total loans	0.17%	0.24%	0.69%	0.15%	0.16%	0.13%	0.57%
Total non-performing assets as a percentage of total assets	0.38	0.15	0.41	0.18	0.10	0.14	0.55
Allowance for loan losses to non-accruing loans	303.11	284.62	106.58	465.44	456.68	630.53	167.70
Allowance for loan losses to total loans	0.53	0.68	0.73	0.71	0.71	0.79	0.96
Net charge-offs to average loans	0.27%	0.04%	0.03%	0.02%	0.01%	0.01%	0.02%
Other data:
Number of banking centers	16	14	14	10	7	6	5
Full time equivalent employees	234	234	239	185	131	99	60

(2)	Excludes net gain/loss on sale of securities available for sale.

COMPARATIVE PRO FORMA PER SHARE DATA

The table below summarizes selected per share information about First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. The First Niagara Financial Group, Inc. share information is presented on a pro forma basis to reflect the merger with Great Lakes Bancorp, Inc. The Great Lakes Bancorp, Inc. per share information is presented both historically, and on a pro forma basis to reflect the merger. First Niagara Financial Group, Inc. has also assumed that the consideration in the merger will be paid in 5.4 million shares of First Niagara Financial Group, Inc. common stock and $76.7 million will be paid in cash (which includes the cash consideration for unexercised Great Lakes Bancorp, Inc. stock options).

The data in the table should be read together with the financial information and the financial statements of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. incorporated by reference in this proxy statement-prospectus. The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. or the costs of combining the companies and their operations.

It is further assumed that First Niagara Financial Group, Inc. will pay a cash dividend after the completion of the merger at the annual rate of $0.56 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that First Niagara Financial Group, Inc. will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	First Niagara Financial Group, Inc. Historical	Great Lakes Bancorp, Inc. Historical	Combined Pro Forma Amounts for First Niagara Financial Group, Inc./Great Lakes Bancorp, Inc.	Pro Forma Great Lakes Bancorp, Inc. Equivalent Shares (1)
	(Shares in thousands)
Book value per share at September 30, 2007	$13.14	$12.15	$13.16	$13.07
Book value per share at December 31, 2006	12.99	12.41	13.05	12.96
Shares outstanding at September 30, 2007	101,357	10,826	106,732	—
Shares outstanding at December 31, 2006	106,753	10,922	112,128	—
Cash dividends paid per common share for the nine months ended September 30, 2007	$0.40	—	$0.40	0.40
Cash dividends paid per common share for the year ended December 31, 2006	0.46	—	0.46	0.46
Basic earnings (loss) per share from continuing operations:
For the nine months ended September 30, 2007	0.55	(0.23)	0.45	0.45
For the year ended December 31, 2006	0.86	(0.10)	0.77	0.76
Diluted earnings (loss) per share from continuing operations:
For the nine months ended September 30, 2007	0.54	(0.23)	0.45	0.45
For the year ended December 31, 2006	0.85	(0.10)	0.76	0.75

(1)

Calculated by multiplying amounts in the Combined Pro Forma Amounts for First Niagara Financial Group, Inc./Great Lakes Bancorp, Inc. column by a 0.993 exchange ratio which represents the number of shares of First Niagara Financial Group, Inc. common stock a Great Lakes Bancorp, Inc. stockholder will receive for each share of stock owned. This calculation does not consider the 50% cash portion of the merger consideration.

The following table shows trading information for Great Lakes Bancorp, Inc. common stock and First Niagara Financial Group, Inc. common stock as of market close on September 7, 2007 and November 7, 2007. September 7, 2007 was the last trading date before the parties announced the merger. November 7, 2007 is a recent date before this proxy statement-prospectus was finalized.

Date	First Niagara Financial Group, Inc. Common Stock	Great Lakes Bancorp, Inc. Common Stock	Equivalent Value for Each Great Lakes Bancorp, Inc. Share
September 7, 2007	$13.91	$12.00	$14.00
November 7, 2007	12.07	12.80	14.00

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks related to the Merger

You May Not Receive the Form of Merger Consideration that you Elect.

The merger agreement contains provisions that are designed to ensure that the actual form of merger consideration that each Great Lakes Bancorp, Inc. stockholder will receive will be subject to proration so that 50% of the outstanding Great Lakes Bancorp, Inc. common stock will be exchanged for shares of First Niagara Financial Group, Inc. common stock and 50% of the outstanding Great Lakes Bancorp, Inc. common stock will be exchanged for cash. Therefore, if Great Lakes Bancorp, Inc. stockholders elect to receive cash for more than 50% of the outstanding shares of Great Lakes Bancorp, Inc., the amount of cash that each such stockholder would receive from First Niagara Financial Group, Inc. will be reduced on a pro rata basis. Instead, these stockholders will receive First Niagara Financial Group, Inc. common stock consideration for any Great Lakes Bancorp, Inc. shares for which they do not receive cash. Similarly, if Great Lakes Bancorp, Inc. stockholders elect to receive First Niagara Financial Group, Inc. common stock for more than 50% of the outstanding shares of Great Lakes Bancorp, Inc., the amount of First Niagara Financial Group, Inc. common stock that each such stockholder would receive from First Niagara Financial Group, Inc. will be reduced on a pro rata basis. Instead, such stockholders will receive cash consideration for any Great Lakes Bancorp, Inc. shares for which they do not receive First Niagara Financial Group, Inc. common stock. Accordingly, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected.

A Great Lakes Bancorp, Inc. stockholder’s allocation of the consideration to be received for his or her shares of Great Lakes Bancorp, Inc. may also be adjusted if the aggregate value of the First Niagara Financial Group, Inc. common stock to be delivered as of the effective time of the merger minus the amount of cash paid in lieu of fractional shares of First Niagara Financial Group, Inc. common stock (the “Stock Value”) is less than 40% of the sum of (i) the aggregate value of the First Niagara Financial Group, Inc. common stock and cash to be delivered as of the effective time of the merger, plus (ii) the value of any consideration described in Treasury Regulations Section 1.368-1(e)(1)(ii), plus (iii) cash paid to holders of dissenting shares, plus (iv) the value of any consideration paid by First Niagara Financial Group, Inc. or any of its subsidiaries (or any “related person” of either within the meaning of Treasury Regulations Section 1.368-1(e)(3)) to acquire shares of Great Lakes Bancorp, Inc. common stock prior to the effective time of the merger (such sum, the “Aggregate Value”), then First Niagara Financial Group, Inc. may reduce the number of shares of outstanding Great Lakes Bancorp, Inc. common stock entitled to receive cash, and correspondingly increase the number of shares of Great Lakes Bancorp, Inc. common stock entitled to receive First Niagara Financial Group, Inc. common stock by the minimum amount necessary to cause the Stock Value to equal 40% of the Aggregate Value.

First Niagara Financial Group, Inc. May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, First Niagara Financial Group, Inc.’s ability to realize anticipated cost savings and to combine the businesses of First Niagara Bank and Greater Buffalo Savings Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Greater Buffalo Savings Bank nor result in decreased revenues resulting from any loss of customers. If First Niagara Financial Group, Inc. is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of Great Lakes Bancorp, Inc. will not be employed by First Niagara Financial Group, Inc. after the merger. In addition, employees of Great Lakes Bancorp, Inc. that First Niagara Financial Group, Inc. wishes to retain may elect to terminate their employment as a result of the merger which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Great Lakes Bancorp, Inc.’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of First Niagara Financial Group, Inc. to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Stockholders Who Make Stock Elections Will be Unable to Sell Their Shares in the Market Pending the Merger.

Great Lakes Bancorp, Inc. stockholders may elect to receive cash or stock in the merger. Elections will require that stockholders making the election turn in their Great Lakes Bancorp, Inc. stock certificates. During the time between when the election is made and the merger is completed, Great Lakes Bancorp, Inc. stockholders will be unable to sell their Great Lakes Bancorp, Inc. common stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Great Lakes Bancorp, Inc. stockholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the close of the election period. However, elections received after the close of the election period will not be accepted or honored.

Great Lakes Bancorp, Inc. Directors and Officers Have Interests in the Merger Besides Those of a Stockholder.

Great Lakes Bancorp, Inc.’s directors and officers have various interests in the merger besides being Great Lakes Bancorp, Inc. stockholders. These interests include:

•	the payment of certain severance benefits under existing employment and severance agreements.

•

the accelerated vesting of all outstanding unvested stock options, including options for up to 55,000 shares of common stock held by Great Lakes Bancorp, Inc.’s executive officers and directors, and conversion of these options into the right to receive the merger consideration in the form of cash, subject to the cash issuance limitation.

•

the appointment of Gerard T. Mazurkiewicz and David L. Ulrich, current members of the Great Lakes Bancorp, Inc. board of directors, to the First Niagara Financial Group, Inc. Western New York Advisory Board, for which each advisory board member will receive a fee of $500.00 for each quarterly meeting.

•	the agreement by First Niagara Financial Group, Inc. to indemnify Great Lakes Bancorp, Inc. directors and officers.

Risks About First Niagara Financial Group, Inc.

Commercial Real Estate and Business Loans Increase First Niagara Financial Group, Inc.’s Exposure to Credit Risks.

At September 30, 2007, First Niagara Financial Group, Inc.’s portfolio of commercial real estate and business loans totaled $2.8 billion, or 49.9% of total loans. First Niagara Financial Group, Inc. plans to continue to emphasize the origination of these types of loans, which generally exposes First Niagara Financial Group, Inc. to a greater risk of non-payment and loss than residential real estate loans because repayment of such loans often depends on the successful operations and income stream of the borrowers. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. Also, many borrowers have more than one commercial loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose First Niagara Financial Group, Inc. to a significantly greater risk of loss compared to an adverse development with respect to a residential real estate loan.

First Niagara Financial Group, Inc. targets its business lending and marketing strategy towards small to medium-sized businesses. These small-to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, First Niagara Financial Group, Inc.’s results of operations and financial condition may be adversely affected.

Increases to the Allowance for Credit Losses May Cause First Niagara Financial Group, Inc.’s Earnings to Decrease.

First Niagara Financial Group, Inc.’s customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, First Niagara Financial Group, Inc. may experience significant credit losses, which could have a material adverse effect on its operating results. First Niagara Financial Group, Inc. makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, First Niagara Financial Group, Inc. relies on loan quality reviews, past experience and an evaluation of economic conditions, among other factors. If these assumptions prove to be incorrect, the allowance for credit losses may not be sufficient to cover losses inherent in its loan portfolio, resulting in additions to the allowance. Material additions to the allowance would materially decrease net income.

First Niagara Financial Group, Inc.’s emphasis on the origination of commercial real estate and business loans is one of the more significant factors in evaluating its allowance for credit losses. As First Niagara Financial Group, Inc. continues to increase the amount of these loans, additional or increased provisions for credit losses may be necessary and as a result would decrease earnings.

Bank regulators periodically review First Niagara Financial Group, Inc.’s allowance for credit losses and may require it to increase the provision for credit losses or loan charge-offs. Any increase in the allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on results of operations and/or financial condition.

Concentration of Loans in First Niagara Financial Group, Inc.’s Primary Market Area May Increase Risk.

First Niagara Financial Group, Inc.’s success depends primarily on the general economic conditions in Upstate New York. Accordingly, the local economic conditions in Upstate New York have a significant impact on the ability of borrowers to repay loans and the value of the collateral securing those loans. A significant decline in general economic conditions such as inflation, recession, unemployment or other factors beyond First Niagara Financial Group, Inc.’s control could negatively affect its financial results.

Changes in Interest Rates Could Adversely Affect First Niagara Financial Group, Inc.’s Results of Operations and Financial Condition.

First Niagara Financial Group, Inc.’s results of operations and financial condition are significantly affected by changes in interest rates. First Niagara Financial Group, Inc.’s financial results depend substantially on net interest income, which is the difference between the interest income that First Niagara Financial Group, Inc. earns on interest-earning assets and the interest expense First Niagara Financial Group, Inc. pays on interest-bearing liabilities. Because First Niagara Financial Group, Inc.’s interest-bearing liabilities generally reprice or mature more quickly than its interest-earning assets, an increase in interest rates generally would tend to result in a decrease in net interest income. First Niagara Financial Group, Inc. has taken steps to mitigate this risk such as holding fewer longer-term residential mortgages as well as investing excess funds in shorter-term investments.

Changes in interest rates also affect the value of First Niagara Financial Group, Inc.’s interest-earning assets and in particular its investment securities available for sale. Generally, the value of investment securities fluctuates inversely with changes in interest rates. At September 30, 2007, investment securities available for sale totaled $1.26 billion. Unrealized losses on securities available for sale, net of tax, amounted to $10.0 million and are reported as a separate component of stockholders’ equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders’ equity.

Changes in interest rates may also affect the average life of First Niagara Financial Group, Inc.’s loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, First Niagara Financial Group, Inc. is subject to reinvestment risk to the extent that it is unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

First Niagara Financial Group, Inc.’s Ability to Grow May Be Limited if It Cannot Make Acquisitions.

In an effort to fully deploy First Niagara Financial Group, Inc.’s excess capital and to increase loans and deposits, First Niagara Financial Group, Inc. intends to continue to acquire other financial institutions, financial services companies or branches. First Niagara Financial Group, Inc. competes with other financial institutions with respect to proposed acquisitions. First Niagara Financial Group, Inc. cannot assure that it will be able to identify and attract acquisition candidates or make acquisitions on favorable terms. In addition, First Niagara Financial Group, Inc. cannot assure that it will be able to successfully integrate acquired institutions in a timely and efficient manner, that it will be successful in retaining existing customer relationships or that it will be successful in achieving anticipated operating efficiencies.

First Niagara Financial Group, Inc.’s Expanding Branch Network May Affect Financial Performance.

Since 1998, First Niagara Financial Group, Inc. has expanded its branch network by both acquiring financial institutions and establishing de novo branches. At September 30, 2007, it operated 120 branches, compared with 37 at December 31, 2001. First Niagara Financial Group, Inc. cannot assure that the ongoing branch expansion strategy will be accretive to earnings, or that it will be accretive to earnings within a reasonable period of time. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel and an effective marketing strategy. Additionally, it takes time for a new branch to gather sufficient loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs.

Strong Competition May Limit First Niagara Financial Group, Inc.’s Growth and Profitability.

Competition in the banking and financial services industry is intense. First Niagara Financial Group, Inc. competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than First Niagara Financial Group, Inc. and may offer certain services that it does not or cannot provide. First Niagara Financial Group, Inc.’s profitability depends upon its ability to successfully compete in its market area.

First Niagara Financial Group, Inc. Operates in a Highly Regulated Environment and May Be Adversely Affected by Changes in Laws and Regulations.

First Niagara Financial Group, Inc. is subject to extensive regulation, supervision and examination by the OTS and the FDIC. Such regulators govern the activities in which First Niagara Financial Group, Inc. may engage, primarily for the protection of depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by a bank and the adequacy of a bank’s allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on operations. First Niagara Financial Group, Inc. believes that it is in substantial compliance with applicable federal, state and local laws, rules and regulations. Because its business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. There can be no assurance that proposed laws, rules and regulations, or any other laws, rules and regulations, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect First Niagara Financial Group, Inc.’s business, financial condition or prospects.

GREAT LAKES BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS

Great Lakes Bancorp, Inc. is mailing this proxy statement-prospectus to you as a Great Lakes Bancorp, Inc. stockholder on or about January 7, 2008. With this document, Great Lakes Bancorp, Inc. is sending you a notice of the Great Lakes Bancorp, Inc. special meeting of stockholders and a form of proxy that is solicited by the Great Lakes Bancorp, Inc. board of directors. The special meeting will be held on February 12, 2008 at 10:00 a.m., local time, at Great Lakes Bancorp, Inc.’s corporate headquarters located at 2421 Main Street, Buffalo, New York.

Matter to be Considered

The sole purpose of the special meeting of stockholders is to vote on the adoption of the Agreement and Plan of Merger by and between First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. and Greater Buffalo Savings Bank, dated as of September 9, 2007, by which Great Lakes Bancorp, Inc. and Greater Buffalo Savings Bank will be acquired by First Niagara Financial Group, Inc.

You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders. Great Lakes Bancorp, Inc. could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy Card, Revocation of Proxy

You should vote, by using the internet at the address shown on your proxy card, by telephone using the number on your proxy card or by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Great Lakes Bancorp, Inc.;

•	submitting a properly executed proxy bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposal. The board of directors of Great Lakes Bancorp, Inc. is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting, the board of directors of Great Lakes Bancorp, Inc. intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Great Lakes Bancorp, Inc. Great Lakes Bancorp, Inc. will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Great Lakes Bancorp, Inc. has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $8,000 plus $5.00 for each incoming and outgoing telephone contact, which includes out-of-pocket expenses. In addition to solicitations by mail, Great Lakes Bancorp, Inc.’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on December 19, 2007 has been fixed as the record date for determining the Great Lakes Bancorp, Inc. stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time, 10,826,198 shares of Great Lakes Bancorp, Inc. common stock were outstanding, and were held by approximately 4,933 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Great Lakes Bancorp, Inc. common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Great Lakes Bancorp, Inc. common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement. As of the record date, the directors of Great Lakes Bancorp, Inc. beneficially owned 1,661,089 shares of Great Lakes Bancorp, Inc. common stock entitled to vote at the special meeting of stockholders. This represents approximately 15.3% of the total votes entitled to be cast at the special meeting. These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the merger agreement.

Recommendation of the Board of Directors

The Great Lakes Bancorp, Inc. board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Great Lakes Bancorp, Inc. believes that the merger agreement is fair to Great Lakes Bancorp, Inc. stockholders and is in the best interest of Great Lakes Bancorp, Inc. and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. See “The Merger and the Merger Agreement—Recommendation of the Great Lakes Bancorp, Inc. Board of Directors and Reasons for the Merger.”

THE MERGER AND THE MERGER AGREEMENT

The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement. We have attached a copy of the merger agreement as Appendix A.

General

Pursuant to the merger agreement, Great Lakes Bancorp, Inc. will merge into First Niagara Financial Group, Inc., with First Niagara Financial Group, Inc. as the surviving entity. Outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive cash or shares of First Niagara Financial Group, Inc. common stock, or a combination thereof. Cash will be paid in lieu of any fractional share of Great Lakes Bancorp, Inc. common stock. See “Merger Consideration; Cash or Stock Election” below. As a result of the merger, the separate corporate existence of Great Lakes Bancorp, Inc. will cease and First Niagara Financial Group, Inc. will succeed to all the rights and be responsible for all the obligations of Great Lakes Bancorp, Inc. Immediately after the merger of Great Lakes Bancorp, Inc. into First Niagara Financial Group, Inc., Greater Buffalo Savings Bank will merge into First Niagara Bank and the separate corporate existence of Greater Buffalo Savings Bank shall cease to exist.

The Parties

First Niagara Financial Group, Inc.

First Niagara Financial Group, Inc., a Delaware corporation whose principal executive offices are located at 6950 South Transit Road, Lockport, New York, provides a wide range of retail and commercial banking as well as other financial services through its wholly-owned, federally-chartered savings bank subsidiary, First Niagara Bank. First Niagara Bank is positioned as one of the leading community banks in upstate New York, providing customers with consumer and commercial banking services including residential and commercial real estate loans, commercial business loans and leases, consumer loans, and consumer and commercial deposit products. Additionally, First Niagara Financial Group, Inc. offers risk management, wealth management and employee benefit administration services. At September 30, 2007, First Niagara Financial Group, Inc. had $8.1 billion of assets and stockholders’ equity of $1.3 billion.

First Niagara Financial Group, Inc. was organized in April 1998 in connection with the conversion of First Niagara Bank from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and a reorganization to a two-tiered mutual holding company. In November 2002, it converted First Niagara Bank and the mutual holding company to a federal charter subject to Office of Thrift Supervision regulation. On January 17, 2003, it converted the mutual holding company to stock form, with its shares of common stock owned by the mutual holding company being sold to depositors and other investors. Since 1998, it has deployed the proceeds from these stock offerings through its “Buy and Build” strategy, which has resulted in the acquisition of six whole-banks and twelve non-bank financial services companies as well as the opening of twenty-two de novo branches in target market areas. This strategy, coupled with its organic growth initiatives, which includes emphasis on expanding its commercial operations and financial services businesses, has resulted in successful transition from a traditional Western New York based thrift to an Upstate New York multi-line community banking and financial services company.

First Niagara Bank

First Niagara Bank was organized in 1870, and is a multi-market community-oriented savings bank providing financial services to individuals, families and businesses through its branch network located across Upstate New York. As of September 30, 2007, First Niagara Financial Group, Inc. and all of its subsidiaries had $8.1 billion of assets, deposits of $5.7 billion, $1.3 billion of stockholders’ equity, employed approximately 1,800 people and operated through 120 branches, and several financial services subsidiaries. First Niagara Financial Group, Inc. has nine active wholly-owned subsidiaries, formed for various purposes, as follows:

First Niagara Commercial Bank, is a New York State chartered bank whose primary purpose is to generate municipal deposits. Under New York State law, municipal accounts cannot be accepted directly by First Niagara Bank, which is a federally chartered savings bank. At September 30, 2007, First Niagara Commercial Bank had $548.8 million of assets and $495.2 million of deposits.

First Niagara Funding, Inc., is a real estate investment trust that holds certain commercial real estate loans, residential mortgages, home equity loans and commercial business loans. At September 30, 2007, First Niagara Funding, Inc. had $2.1 billion of assets.

First Niagara Leasing, Inc., provides direct financing to the commercial small ticket lease market. At September 30, 2007, First Niagara Leasing, Inc. had $52.1 million of assets.

First Niagara Portfolio Management, Inc., is a New York State Article 9A company, primarily investing in U.S. government agency and Treasury obligations. At September 30, 2007, First Niagara Portfolio Management, Inc. had $68.8 million of assets.

First Niagara Realty, Inc. and TSB Real Property, Inc., invest in real estate limited partnerships. At September 30, 2007, these subsidiaries had $7.7 million of assets.

First Niagara Risk Management, Inc., is a full-service insurance agency engaged in the sale of insurance products including business and personal insurance, surety bonds, life, disability and long-term coverage and other risk management advisory services. First Niagara Risk Management, Inc. serves commercial and personal clients throughout First Niagara Bank’s market areas. First Niagara Risk Management, Inc.’s consulting and risk management business includes alternative risk and self-insurance, claims investigation and adjusting services, employee benefits and administration, as well as third-party administration of self insured workers’ compensation plans. As of September 30, 2007, First Niagara Risk Management, Inc. serviced approximately $339.6 million of annual premium volume and had $83.0 million of assets.

First Niagara Securities, Inc., acts as an agent for third-party companies to sell and service insurance products through First Niagara Bank’s branch network. At September 30, 2007, First Niagara Securities, Inc. had $7.5 million of assets.

First Niagara Centre, Inc., owns various property locations used in banking operations. At September 30, 2007, First Niagara Centre, Inc. had $4.7 million of assets.

First Niagara Associates, Inc. and Premium Payment Plan LLC, First Niagara Associates, Inc. holds a 65% ownership interest in Premium Payment Plan LLC. Premium Payment Plan LLC is currently licensed to provide insurance premium financing in forty-two states, but does business primarily in New York, New Jersey, Florida and Pennsylvania. On September 30, 2007, Premium Payment Plan LLC had $69.1 million of assets.

First Niagara Financial Group, Inc. maintains a website at www.fnfg.com. Its annual reports on Form 10-K, quarterly reports on From 10-Q, current reports on Form 8-K, and all amendments to those reports, are made available, free of charge, through the Investor Relations portion of the website, as soon as reasonably practicable after these reports are electronically filed or furnished to the Securities and Exchange Commission. You may also obtain copies, without charge, by writing to the Investor Relations Department, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514.

The principal executive office of First Niagara Financial Group, Inc. is located at 6950 South Transit Road, Lockport, New York 14094 and the telephone number is (716) 625-7500.

Great Lakes Bancorp, Inc.

Greater Buffalo Savings Bank

Great Lakes Bancorp, Inc. is a registered banking holding company and Delaware corporation that holds all of the capital stock of Greater Buffalo Savings Bank. Greater Buffalo Savings Bank is a New York State-chartered stock savings bank. Great Lakes Bancorp, Inc.’s executive offices and Greater Buffalo Savings Bank’s main banking branch, lending operations and administrative center are located at 2421 Main Street in Buffalo, New York. Greater Buffalo Savings Bank provides a variety of loan and deposit products and services to its consumer and commercial customers located principally in Western New York.

Greater Buffalo Savings Bank began operations in 1999 and its parent, Great Lakes Bancorp, Inc., the predecessor of the current bank holding company (“Old Great Lakes”), was formed in 2003. On May 1, 2006, Old Great Lakes merged into Bay View Capital Corporation (“Bay View”) and the surviving corporation was renamed Great Lakes Bancorp, Inc. In anticipation of the merger, Bay View became a registered bank holding company in January 2006. At the time of the merger it had no ongoing operations.

As of September 30, 2007, Great Lakes Bancorp, Inc. had 16 full-service banking branches operating in Western New York except for two facilities which were acquired in the Bay View merger and which are subleased, $903.7 million of assets, $644.0 million of deposits, and $131.5 million of stockholders’ equity. On December 14, 2007, Great Lakes Savings Bank announced the sale of its Lakewood and Dunkirk, New York branches, pending regulatory approval. Great Lakes Bancorp neither owns nor leases any real property but uses the premises and equipment of Greater Buffalo Savings Bank. Great Lakes Bancorp, Inc. does not have any employees other than certain officers of Greater Buffalo Savings Bank who also serve as officers of Great Lakes Bancorp, Inc.

Great Lakes Bancorp, Inc. maintains a website at www.greatlakesbancorp.com. Great Lakes Bancorp, Inc. makes available through its website, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission. These reports can be accessed at Great Lakes Bancorp, Inc’s website by clicking on “SEC Filings.” Copies of these reports can also be obtained, free of charge, by written request to Great Lakes Bancorp, Inc.’s Investor Relations Department, 2421 Main Street, Buffalo, New York 14214.

Merger Consideration; Cash or Stock Election

Under the terms of the merger agreement, each outstanding share of Great Lakes Bancorp, Inc. common stock (other than dissenting shares) will be given the opportunity to convert into the right to receive either:

•	$14.00 in cash, assuming payment solely of cash in exchange for Great Lakes Bancorp, Inc. common stock; or

•

0.993 share of First Niagara Financial Group, Inc. common stock for each share of Great Lakes Bancorp, Inc. common stock, assuming payment solely of First Niagara Financial Group, Inc. common stock in exchange for Great Lakes Bancorp, Inc. common stock.

Stockholders of Great Lakes Bancorp, Inc. may elect to receive all cash, all First Niagara Financial Group, Inc. common stock, or a combination of both for their Great Lakes Bancorp, Inc. common stock. No fractional shares of First Niagara Financial Group, Inc. will be issued in connection with the merger. Instead, First Niagara Financial Group, Inc. will make a cash payment to each Great Lakes Bancorp, Inc. stockholder who would otherwise receive a fractional share. Each share of Great Lakes Bancorp, Inc. common stock that is exchanged for First Niagara Financial Group, Inc. common stock would be converted into 0.993 share of First Niagara Financial Group, Inc. common stock. Based upon the closing price of First Niagara Financial Group, Inc. on September 30, 2007, each 0.993 share of First Niagara Financial Group, Inc. would have a value of $14.05.

It is possible that the consideration may be adjusted prior to the effective date of the merger. The merger agreement provides that if the average closing price of First Niagara Financial Group, Inc. common stock during the five consecutive trading days immediately preceding the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) is less than $11.30 and First Niagara Financial Group, Inc.’s common stock has under-performed an index of First Niagara Financial Group, Inc. peer financial institutions by more than 20% during the five day period after all bank regulatory approvals necessary for consummation of the merger are received compared to a measurement period prior to the announcement of the merger agreement, then Great Lakes Bancorp, Inc. may elect to terminate the merger agreement unless First Niagara Financial Group, Inc. elects to increase the merger consideration. See “The Merger and the Merger Agreement—Termination; Amendment; Waiver.” If under these circumstances First Niagara Financial Group, Inc. elected to increase the merger consideration, it would have the option of paying the additional merger consideration in the form of First Niagara Financial Group, Inc. common stock, cash, or a combination of First Niagara Financial Group, Inc. common stock and cash so that the value of the First Niagara Financial Group, Inc. share amount shall be valued at the lesser of (i) the product of 0.80 and the closing price of a share of First Niagara Financial Group, Inc. common stock, as reported on the Nasdaq, on the five trading days immediately preceding the public announcement of the merger, or (ii) the product obtained by multiplying (A) the quotient of the average of the daily closing value of the SNL Bank and Thrift index, as reported by SNL Securities, for the five consecutive trading days immediately preceding the date all final regulatory approvals were obtained, divided by the closing value of the Index as reported by SNL Securities on the trading day immediately preceding the execution of the merger agreement by (B) the closing price of a share of First Niagara Financial Group, Inc. common stock, as reported on the Nasdaq, on the five trading days immediately preceding the public announcement of the merger.

Stockholders of Great Lakes Bancorp, Inc. will have the opportunity to elect the form of consideration to be received for shares of Great Lakes Bancorp, Inc., subject to allocation procedures set forth in the merger agreement which are intended to ensure that 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive shares of First Niagara Financial Group, Inc. common stock and the remaining 50% of the outstanding shares of Great Lakes Bancorp, Inc. common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Great Lakes Bancorp, Inc. stockholders in the aggregate elect to receive more or less of the First Niagara Financial Group, Inc. common stock than First Niagara Financial Group, Inc. has agreed to issue. These procedures are summarized below.

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If First Niagara Financial Group, Inc. common stock is oversubscribed: If Great Lakes Bancorp, Inc. stockholders elect to receive First Niagara Financial Group, Inc. common stock for more than 50% of the outstanding Great Lakes Bancorp, Inc. stock, the holders of Great

Lakes Bancorp, Inc. who elected to receive cash for some or all of their shares or who made no election for some or all of their shares shall receive cash. All holders of Great Lakes Bancorp, Inc. stock who elected to receive First Niagara Financial Group, Inc. common stock for some or all of their shares will receive stock for a pro rata portion of the Great Lakes Bancorp, Inc. shares which they elected to convert into First Niagara Financial Group, Inc. common stock and will receive cash for those shares of Great Lakes Bancorp, Inc. stock not converted into First Niagara Financial Group, Inc. common stock. A Great Lakes Bancorp, Inc. stockholder’s pro rata portion shall be calculated by multiplying the total number of shares such holder elected to convert into First Niagara Financial Group, Inc. common stock by a fraction, the nominator of which is a number equal to 50% of the outstanding Great Lakes Bancorp, Inc. common stock and the denominator of which is the total number of shares which all stockholders of Great Lakes Bancorp, Inc. elected to convert.

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If First Niagara Financial Group, Inc. common stock is undersubscribed: If Great Lakes Bancorp, Inc. stockholders elect to receive First Niagara Financial Group, Inc. stock for fewer than 50% of the outstanding Great Lakes Bancorp, Inc. stock (the difference between such numbers being the “Shortfall”), then the stockholders of Great Lakes Bancorp, Inc. who elected to receive First Niagara Financial Group, Inc. stock for some or all of their shares of Great Lakes Bancorp, Inc. shall receive First Niagara Financial Group, Inc. stock as elected. Holders of shares of Great Lakes Bancorp, Inc. stock for which an election was made to receive cash or for which no election was made shall receive cash and/or First Niagara Financial Group, Inc. common stock as follows:

•

If the Shortfall is less than or equal to the number of shares Great Lakes Bancorp, Inc. for which no election was made, Great Lakes Bancorp, Inc. stockholders who elected to receive cash for some or all of their Great Lakes Bancorp, Inc. stock, shall receive cash as elected. The holders of Great Lakes Bancorp, Inc. stock for which no election was made shall receive First Niagara Financial Group, Inc. stock for that number of shares held by such holder for which no election was made multiplied by a fraction, the numerator of which is the Shortfall, and the denominator of which is the total number of shares of Great Lakes Bancorp, Inc. stock for which no election was made. Cash shall be paid for the remainder of the Great Lakes Bancorp, Inc. stock of such holder for which no election was made.

•

If the Shortfall is greater than the number of shares of Great Lakes Bancorp, Inc. stock for which no election was made, then the holders of Great Lakes Bancorp, Inc. stock for which no election was made shall receive First Niagara Financial Group, Inc. common stock for such Great Lakes Bancorp, Inc. stock. The holders of Great Lakes Bancorp, Inc. stock who elected to receive cash shall instead receive First Niagara Financial Group, Inc. stock for a number of shares of Great Lakes Bancorp, Inc. stock equal to the total number of shares for which such holder elected to receive cash, multiplied by a fraction, the numerator of which is the Shortfall, and the denominator of which is the aggregate number of shares of Great Lakes Bancorp, Inc. stock for which an election was made to receive cash. The balance of shares held by such holder for which an election to receive cash was made, shall receive cash.

Notwithstanding these allocation procedures, in order for the transaction to qualify as a tax-free reorganization, the allocation of the consideration may also be adjusted if the aggregate value of the First Niagara Financial Group, Inc. common stock to be delivered as of the effective time of the merger minus the amount of cash paid in lieu of fractional shares of First Niagara Financial Group, Inc. common stock (the “Stock Value”) is less than 40% of the sum of (i) the aggregate value of the First Niagara Financial Group, Inc. common stock and cash to be delivered as of the effective time of the merger, plus (ii) the value of any consideration described in Treasury Regulations Section 1.368-1(e)(1)(ii), plus (iii) cash paid to holders of dissenting shares, plus (iv) the value of any consideration paid by First Niagara Financial Group, Inc. or any of its subsidiaries (or any “related person” of either within the meaning of Treasury Regulations Section 1.368-1(e)(3)) to acquire shares of Great Lakes Bancorp, Inc. common stock prior to the effective time of the merger (such sum, the “Aggregate Value”), then First Niagara Financial Group, Inc. may reduce the number of shares of outstanding Great Lakes Bancorp, Inc. common stock entitled to receive cash, and correspondingly increase the number of shares of Great Lakes Bancorp, Inc. common stock entitled to receive First Niagara Financial Group, Inc. common stock by the minimum amount necessary to cause the Stock Value to equal 40% of the Aggregate Value.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive First Niagara Financial Group, Inc. common stock or cash in amounts that vary from the amounts you elect to receive.

Great Lakes Bancorp, Inc. is not making any recommendation as to whether Great Lakes Bancorp, Inc. stockholders should elect to receive cash or First Niagara Financial Group, Inc. common stock in the merger. Each Great Lakes Bancorp, Inc. stockholder must make his or her own decision with respect to such election.

Election Procedures; Surrender of Stock Certificates

An election form will be provided to you under separate cover. The election form entitles the record holder of Great Lakes Bancorp, Inc. common stock to elect to receive cash, First Niagara Financial Group, Inc. common stock, or a combination of cash and stock, or make no election with respect to the merger consideration you wish to receive.

To make an effective election, a record stockholder must submit a properly completed election form to American Stock Transfer & Trust Company (“AST”) on or before 5:00 p.m., New York time, on February 11, 2008. AST will act as exchange agent in the merger and in that role will process the exchange of Great Lakes Bancorp, Inc. common stock certificates for cash and/or First Niagara Financial Group, Inc. common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Great Lakes Bancorp, Inc. stockholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Great Lakes Bancorp, Inc. stock certificates after the merger is completed. Please do not forward your Great Lakes Bancorp, Inc. stock certificates and election form with your proxy cards. Stock certificates and election forms should be returned to the exchange agent in accordance with the instructions contained in the election form.

An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of Great Lakes Bancorp, Inc. common stock covered by the election form (or an appropriate guarantee of delivery). You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either First Niagara Financial Group, Inc. common stock and/or cash for your Great Lakes Bancorp, Inc. common stock, you should complete and return the election form. If you do not make an election, you will be allocated First Niagara Financial Group, Inc. common stock and/or cash depending on the elections made by other stockholders.

If stock certificates for Great Lakes Bancorp, Inc. common stock are not immediately available or time will not permit the election form and other required documents to reach the exchange agent prior to the election deadline, Great Lakes Bancorp, Inc. shares may be properly exchanged provided that:

1.	such exchanges are made by or through a member firm of the National Association of Securities Dealers, Inc., or another registered national securities exchange, or by a commercial bank or trust company having an office, branch or agency in the United States;

2.	the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

3.	the exchange agent receives by the election deadline, the certificates for all exchanged Great Lakes Bancorp, Inc. shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Great Lakes Bancorp, Inc. stockholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Great Lakes Bancorp, Inc. common stock designated as non-election shares. Great Lakes Bancorp, Inc. stock certificates represented by elections that have been revoked or not fulfilled will be returned without charge.

Great Lakes Bancorp, Inc. stockholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares concerning how to make the election.

First Niagara Financial Group, Inc. will deposit with the exchange agent the certificates representing First Niagara Financial Group, Inc.’s common stock and cash to be issued to Great Lakes Bancorp, Inc. stockholders in exchange for Great Lakes Bancorp, Inc.’s common stock. Within five business days after the completion of the merger, the exchange agent will mail to Great Lakes Bancorp, Inc. stockholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their Great Lakes Bancorp, Inc. stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Great Lakes Bancorp, Inc.’s common stock, together with the signed letter of transmittal, the Great Lakes Bancorp, Inc. stockholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of First Niagara Financial Group, Inc. common stock (if any) determined in accordance with the exchange ratio or, (ii) a check representing the amount of cash (if any) to which such holder shall have become entitled to and (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until you surrender your Great Lakes Bancorp, Inc. stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Niagara Financial Group, Inc. common stock into which your shares have been converted. No interest will be paid or accrued to Great Lakes Bancorp, Inc. stockholders on the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of common stock. Great Lakes Bancorp, Inc. stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares. Upon request, Great Lakes Bancorp, Inc.’s transfer agent, Registrar and Transfer Company will send you instructions on how to provide evidence of ownership.

If any certificate representing shares of First Niagara Financial Group, Inc.’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•

pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by Great Lakes Bancorp, Inc. stockholders for six months after the effective time of the merger will be returned to First Niagara Financial Group, Inc.’s transfer agent. Any Great Lakes Bancorp, Inc. stockholder who has not exchanged shares of Great Lakes Bancorp, Inc.’s common stock for the purchase price in accordance with the merger agreement before that time may look only to First Niagara Financial Group, Inc. for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, First Niagara Financial Group, Inc., Great Lakes Bancorp, Inc., the exchange agent or any other person will not be liable to any Great Lakes Bancorp, Inc. stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Treatment of Great Lakes Bancorp, Inc. Stock Options

In accordance with the merger agreement, Great Lakes Bancorp, Inc. shall terminate its stock option plans prior to the effective time of the merger, and each option to purchase shares of Great Lakes Bancorp, Inc. common stock outstanding and unexercised immediately prior to the effective time of the merger will become vested, to the extent not already vested, and immediately exercisable. At the effective time of the merger, each holder of an option to purchase shares of Great Lakes Bancorp, Inc. common stock will receive a cash payment equal to $14.00 less the exercise price per share of the stock option, multiplied by the number of shares of Great Lakes Bancorp, Inc. common stock subject to the stock option, less any required tax withholding. Prior to the effective time of the merger, Great Lakes Bancorp shall use its reasonably best efforts to obtain the written consent of each option holder to the cancellation of the Great Lakes Bancorp, Inc. options in exchange for the cash option payment, provided that the failure to obtain each consent shall not be a breach of the merger agreement.

First Niagara Financial Group, Inc. will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any Great Lakes Bancorp, Inc. stockholder any amount that First Niagara Financial Group, Inc. is required to deduct and withhold under any provision of federal, state, local or foreign tax law. Any withheld amounts will be treated for all purposes of the merger agreement as having been paid to the Great Lakes Bancorp, Inc. stockholder in respect of which the deduction and withholding was made by First Niagara Financial Group, Inc.

Background of the Merger

The executive committee of Great Lakes Bancorp, Inc.’s board of directors meets on a regular monthly basis. In the normal course of executing its corporate responsibilities, the executive committee reviews Great Lakes Bancorp, Inc.’s financial results, its strategic plans and growth objectives, and opportunities for potential merger and acquisition transactions that present themselves in the marketplace from time to time.

On May 4, 2007, a meeting was conducted in New York City to discuss general strategic alternatives. The meeting was attended by Barry M. Snyder, Chairman of Great Lakes Bancorp, Inc.’s board of directors and member of its executive committee, Robert B. Goldstein, Chairman of Great Lakes Bancorp, Inc.’s executive committee, John W. Rose, director and member of Great Lakes Bancorp, Inc.’s executive committee and an experienced independent banking executive. Discussions at the meeting were conceptual in nature and included the possible merger of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc.

On the evening of May 4, 2007, Mr. Snyder engaged Robert G. Weber, chairman of the board of directors of First Niagara Financial Group, Inc., in a telephone conversation and presented the concept of a merger with First Niagara Financial Group, Inc.

Approximately four days later, Mr. Weber called Mr. Snyder and indicated that he had spoken to John R. Koelmel, President and Chief Executive Officer of First Niagara Financial Group, Inc., and that they were interested in further discussion of the proposed merger transaction. Mr. Weber asked Mr. Snyder whether it would be acceptable for Mr. Weber and Mr. Koelmel to informally discuss the proposed merger transaction with a representative of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) in New York City. Sandler O’Neill had previously served as financial advisors to First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. from time to time. Mr. Snyder informed Mr. Weber that he had no reservations regarding discussions of the potential transaction among Messrs. Weber, Koelmel and Sandler O’Neill.

Shortly thereafter, Mr. Weber called Mr. Snyder and informed him that Mr. Koelmel did have interest in exploring a possible merger of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. Messrs. Weber and Snyder agreed that Sandler O’Neill would be requested to prepare preliminary pro forma financial modeling of the merger transaction. The parties agreed that Sandler O’Neill. would represent Great Lakes Bancorp, Inc. as its financial advisor with respect to a potential merger transaction and Stifel, Nicolaus & Company, Incorporated would represent First Niagara Financial Group, Inc. as its financial advisor with respect to a merger transaction.

On May 15, 2007, the proposed merger of the two institutions and the discussions that had taken place between Messrs. Snyder and Weber were discussed at the regularly scheduled monthly meeting of Great Lakes Bancorp, Inc.’s executive committee.

On May 17, 2007, Sandler O’Neill provided management of Great Lakes Bancorp, Inc. with the first pro forma financial modeling of the proposed merger transaction.

From approximately May 17, 2007 to May 29, 2007, management of Great Lakes Bancorp, Inc. provided management of First Niagara Financial Group, Inc. with a variety of historical financial information of Great Lakes Bancorp, Inc. and answered a variety of questions relating to the historical results of operations and financial position. The information exchange and question and answers occurred principally between Michael J. Rogers, Executive Vice President and Chief Financial Officer of Great Lakes Bancorp, Inc. and Michael Harrington, Executive Vice President and Chief Financial Officer of First Niagara Financial Group, Inc.

On May 21, 2007, a telephone conference call was held to discuss financial information provided to First Niagara Financial Group, Inc. as well as the pro forma financial modeling and transaction valuation conducted by financial advisors from Sandler O’Neill and Stifel, Nicolaus & Company. Attendees of the conference call included Andrew W. Dorn, Jr., President and Chief Executive Officer of Great Lakes Bancorp, Inc., Mr. Rogers, Mr. Harrington, John Mineo and Ann Segarra from First Niagara Financial Group, Inc., a representative of Sandler O’Neill and Michael Rasmussen from Stifel, Nicolaus & Company.

On May 23, 2007, a meeting was held in Buffalo between Mr. Dorn and Mr. Koelmel to discuss the proposed merger transaction.

On May 29, 2007, a meeting was held in Buffalo to further discuss the proposed merger. Attendees of that meeting included Messrs. Koelmel and Harrington from First Niagara Financial Group, Inc., Messrs. Dorn and Rogers from Great Lakes Bancorp, Inc. and Sandler O’Neill.

On June 6, 2007, Mr. Koelmel and Mr. Rogers met in Buffalo. Mr. Koelmel informed Mr. Rogers that First Niagara Financial Group, Inc. did not have sufficient interest to continue discussions of a proposed merger of the two institutions.

On August 12, 2007, Messrs. Weber and Snyder engaged in brief business discussion after a round of golf at the Country Club of Buffalo. Mr. Weber suggested that the Chief Executive Officers of the two institutions re-engage in discussions of a merger transaction.

On August 16, 2007, a meeting was conducted in Buffalo between Mr. Snyder of Great Lakes Bancorp, Inc. and Messrs. Weber and Koelmel of First Niagara Financial Group, Inc. General terms of a merger transaction were discussed. Mr. Koelmel expressed his desire to complete a merger transaction.

On August 21, 2007, Mr. Snyder summarized recent discussions with Messrs. Weber and Koelmel of First Niagara Financial Group, Inc. about a possible merger transaction during the regular monthly meeting of the executive committee.

Later on August 21, 2007, Mr. Koelmel delivered in electronic form a non-binding letter of interest to Mr. Snyder and Sandler O’Neill. The letter contained key terms of a proposed merger transaction between First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. Mr. Snyder, in turn, transmitted the letter to the other members of the executive committee. The letter of interest was also transmitted to Mr. Rogers. Mr. Snyder engaged in a telephone conversation with Mr. Goldstein on the evening of August 21, 2007 regarding the contents of the letter of interest.

On August 22, 2007, Mr. Snyder and Mr. Koelmel engaged in further discussion by telephone of the purchase price of the proposed merger transaction. Mr. Snyder also discussed the proposed purchase price by telephone with Mr. Rogers. Mr. Koelmel later that day delivered in electronic form a revised non-binding letter of interest to Mr. Snyder and Sandler O’Neill.

From approximately August 22, 2007 to September 5, 2007, management of Great Lakes Bancorp, Inc. provided significant financial and operational information relating to Great Lakes Bancorp, Inc. as requested by management of First Niagara Financial Group, Inc. as part of its due diligence exercise.

On August 27, 2007, Luse Gorman Pomerenk and Schick, P.C., the attorneys for First Niagara Financial Group, Inc., sent a draft of a proposed merger agreement to Hodgson Russ LLP, the attorneys representing Great Lakes Bancorp, Inc. Between that date and September 9, 2007, counsel to First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. worked on finalizing the merger agreement.

On September 4, 2007, Mr. Rogers, Mr. Harrington, Sandler O’Neill and Ben Plotkin of Stifel, Nicolaus & Company, Incorporated conducted further discussions by telephone conference call of the purchase price of the transaction.

On September 5, 2007, Messrs. Koelmel and Rogers discussed by telephone the status of due diligence and the discussions of the prior day relating to purchase price negotiation. This discussion was followed by another telephone discussion between Messrs. Koelmel and Rogers and Sandler O’Neill regarding purchase price. That discussion, in turn, was followed by a telephone discussion between Messrs. Snyder and Rogers and Sandler O’Neill in which the purchase price as presented by Mr. Koelmel in the earlier phone call was accepted as the final purchase price, subject only to material matters, if any, that were identified in the on-site due diligence that First Niagara Financial Group, Inc. was scheduled to conduct at Great Lakes Bancorp, Inc.’s headquarters that same evening. First Niagara Financial Group, Inc.’s on-site due diligence was conducted that evening and no material matters were raised.

On September 6, 2007, representatives from Hodgson Russ LLP conducted due diligence procedures with respect to the merger transaction on behalf of Great Lakes Bancorp, Inc. at the headquarters of First Niagara Financial Group, Inc. in Lockport, New York.

On September 8, 2007, the boards of directors of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. held special meetings for the purpose of approving the proposed merger. The boards of directors of the two organizations unanimously approved the merger transaction.

On September 9, 2007, the Agreement and Plan of Merger by and between First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. was executed.

On September 10, 2007, a joint press release of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. was issued publicly announcing the merger transaction.

Recommendation of the Great Lakes Bancorp, Inc. Board of Directors and Reasons for the Merger

Great Lakes Bancorp, Inc.’s board of directors reviewed and discussed the merger with Great Lakes Bancorp, Inc.’s management and its outside legal and financial advisors in determining that the merger is fair to, and in the best interests of, Great Lakes Bancorp, Inc. and its stockholders. In reaching its conclusion to adopt the merger agreement, the Great Lakes Bancorp, Inc. board of directors considered a number of factors, including, among others, the following factors that supported a decision to proceed with the merger:

•

the Great Lakes Bancorp, Inc. board of directors’ understanding of, and the presentations of the Great Lakes Bancorp, Inc. management and financial advisor regarding, each of Great Lakes Bancorp, Inc.’s and First Niagara Financial Group, Inc.’s business, operations, management, financial condition, earnings and prospects;

•	the results of Great Lakes Bancorp, Inc.’s due diligence of First Niagara Financial Group, Inc.;

•

the Great Lakes Bancorp, Inc. board of directors’ knowledge of the current and prospective environment in which Great Lakes Bancorp, Inc. operates, including national and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on Great Lakes Bancorp, Inc.’s potential growth, profitability and strategic options;

•	the Board’s view, based upon inquiries to other possible strategic partners, that the merger was the most favorable alternative available;

•	the likelihood that the merger will be completed, including the likelihood that the regulatory and stockholder approvals needed to complete the merger will be obtained;

•

the financial information and analyses provided by Sandler O’Neill to the Great Lakes Bancorp, Inc. board of directors, and Sandler O’Neill’s opinion to the Great Lakes Bancorp, Inc. board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, conditions, limitations and other matters set forth in such opinion, the consideration to be received by the holders of shares of Great Lakes Bancorp, Inc. common stock pursuant to the merger is fair from a financial point of view to such holders.

THE COMPLETE TEXT OF THE SANDLER O’NEILL WRITTEN OPINION THAT WAS DELIVERED TO THE GREAT LAKES BANCORP, INC. BOARD OF DIRECTORS IS INCLUDED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS. GREAT LAKES BANCORP, INC. STOCKHOLDERS ARE URGED TO READ THE SANDLER O’NEILL OPINION IN ITS ENTIRETY.

The Great Lakes Bancorp, Inc. board of directors also considered several factors that did not support a decision to proceed with the merger, including, among others, the following:

•	the challenges associated with seeking the regulatory approvals required to complete the merger in a timely manner;

•	the risks and costs to Great Lakes Bancorp, Inc. if the merger is not completed, including the diversion of management and employee attention;

•

the requirement that Great Lakes Bancorp, Inc. conduct its business in the ordinary course and the other restrictions on Great Lakes Bancorp, Inc.’s conduct of its business prior to completion of the merger, which may delay or prevent Great Lakes Bancorp, Inc. from undertaking business opportunities that may arise pending completion of the merger; and

•	the fact that a termination fee is payable to First Niagara Financial Group, Inc. under specified circumstances.

The Great Lakes Bancorp, Inc. board of directors determined that the factors supporting the merger were substantially more persuasive than the factors not supporting the merger.

The discussion of the information and factors considered by the Great Lakes Bancorp, Inc. board of directors is not exhaustive, but includes all material factors considered by the Great Lakes Bancorp, Inc. board of directors. The Great Lakes Bancorp, Inc. board of directors evaluated the factors described above, including asking questions of Great Lakes Bancorp, Inc.’s management and Great Lakes Bancorp, Inc.’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of Great Lakes Bancorp, Inc. and its stockholders. The Great Lakes Bancorp, Inc. board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination. It should be noted that this explanation of the Great Lakes Bancorp, Inc. board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

The Great Lakes Bancorp, Inc. board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Great Lakes Bancorp, Inc. and its stockholders. Accordingly, the Great Lakes Bancorp, Inc. board of directors unanimously approved the merger agreement and unanimously recommends that Great Lakes Bancorp, Inc. stockholders vote “FOR” the approval and adoption of the merger agreement.

On the basis of these considerations, the merger agreement was unanimously approved by Great Lakes Bancorp, Inc.’s board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ADOPTION OF THE AGREEMENT AND PLAN OF MERGER BY THE STOCKHOLDERS OF GREAT LAKES BANCORP, INC.

Fairness Opinion of Great Lakes Bancorp, Inc.’s Financial Advisor

By letter dated September 7, 2007, Great Lakes Bancorp, Inc. retained Sandler O’Neill to act as its financial advisor in connection with a business combination involving Great Lakes Bancorp, Inc. and a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Great Lakes Bancorp, Inc. in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the September 8, 2007 meeting at which the Great Lakes Bancorp, Inc. board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the Great Lakes Bancorp, Inc.’s board of directors its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Great Lakes Bancorp, Inc.’s stockholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Great Lakes Bancorp, Inc.’s stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Great Lakes Bancorp, Inc.’s board of directors and is directed only to the fairness of the merger consideration to Great Lakes Bancorp, Inc.’s stockholders from a financial point of view. It does not address the underlying business decision of Great Lakes Bancorp, Inc. to engage in the merger or any other aspect of the merger and is not a recommendation to any Great Lakes Bancorp, Inc. stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its September 10, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Great Lakes Bancorp, Inc. that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of First Niagara Financial Group, Inc. that Sandler O’Neill deemed relevant;

(4)	an internal budget for Great Lakes Bancorp, Inc. for the year ending December 31, 2007 as prepared by and reviewed with senior management of Great Lakes Bancorp, Inc. and growth and earnings guidance for the years thereafter as discussed with senior management of Great Lakes Bancorp, Inc.;

(5)	internal financial projections for First Niagara Financial Group, Inc. for the year ending December 31, 2007 as prepared by and reviewed with senior management of First Niagara Financial Group, Inc. and growth and earnings guidance for the years thereafter as provided by senior management of First Niagara Financial Group, Inc.;

(6)	the pro forma financial impact of the merger on First Niagara Financial Group, Inc. based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc.;

(7)	the publicly reported historical price and trading activity for Great Lakes Bancorp, Inc.’s and First Niagara Financial Group, Inc.’s respective common stock, including a comparison of certain financial and stock market information for Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Great Lakes Bancorp, Inc. the business, financial condition, results of operations and prospects of Great Lakes Bancorp, Inc. and held similar discussions with certain members of senior management of First Niagara Financial Group, Inc. regarding the business, financial condition, results of operations and prospects of First Niagara Financial Group, Inc.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided by Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of performing its analysis and rendering its opinion. Sandler O’Neill further relied on the assurances of the managements of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. nor has Sandler O’Neill reviewed any individual credit files relating to Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. Sandler O’Neill assumed, with Great Lakes Bancorp, Inc.’s consent, that the respective allowances for loan losses for both Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement were not waived. Sandler O’Neill also assumed, with Great Lakes Bancorp Inc.’s consent, that there was no material change in Great Lakes Bancorp, Inc.’s and First Niagara Financial Group, Inc.’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. would remain as going concerns for all periods relevant to its analyses, and that the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with Great Lakes Bancorp, Inc.’s consent, Sandler O’Neill relied upon the advice Great Lakes Bancorp, Inc. received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the Agreement.

With respect to the growth and earnings guidance for Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. provided by the respective senior managements of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. used and relied upon by Sandler O’Neill in its analyses for Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc., and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior management of First Niagara Financial Group, Inc. and reviewed with the senior management of Great Lakes Bancorp, Inc., and Sandler O’Neill assumed for purposes of its analyses that they reflected the best currently available projections and judgments of such managements of the future financial performance of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc., respectively, and that such performances would be achieved. Sandler O’Neill expressed no opinion as to such guidance and projections or the assumptions on which they were based. The guidance and projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In rendering its September 10, 2007 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Great Lakes Bancorp, Inc., First Niagara Financial Group, Inc. and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion to the board of directors of Great Lakes Bancorp, Inc. and provided such analyses to the Great Lakes Bancorp, Inc. board of directors at the board of directors’ September 8, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Great Lakes Bancorp, Inc.’s common stock or First Niagara Financial Group, Inc.’s common stock or the prices at which Great Lakes Bancorp, Inc.’s or First Niagara Financial Group, Inc.’s common stock may be sold at any time including at the time when First Niagara Financial Group, Inc. common stock is issued to Great Lakes Bancorp, Inc. stockholders.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Pursuant to the merger agreement, upon consummation of the merger, each share of Great Lakes Bancorp, Inc. common stock, issued and outstanding immediately prior to the merger, other than certain shares specified in the agreement, will be converted into the right to receive, at the election of the holder thereof (i) $14.00 in cash or (ii) 0.993 share of First Niagara Financial Group, Inc. common stock, subject to the election and proration procedures set forth in the agreement that provide, generally, that no more than 50% of the Great Lakes Bancorp, Inc. common stock may be exchanged for First Niagara Financial Group, Inc. common stock. Using the per share financial information for Great Lakes Bancorp, Inc. for the twelve months ended June 30, 2007, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/Estimated 2008 earnings per share	127	x
Transaction value/Tangible book value per share	114%
Tangible book premium/ Core deposits¹	4.5%
Premium over market price²	20.1%

¹	Core deposits consist of all deposits excluding time deposits with account balances greater than $100,000.
²	Stock price as of September 6, 2007.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Great Lakes Bancorp, Inc.’s common stock for the one-year and three-year periods ended September 6, 2007. Sandler O’Neill also reviewed the history of the reported trading prices and volume of First Niagara Financial Group, Inc.’s common stock for the one year and the three year periods ended September 6, 2007. Sandler O’Neill compared the relationship between the movements in the prices of Great Lakes Bancorp, Inc.’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index, and a comparable company peer group¹ – a weighted average (by market capitalization) composite of publicly traded comparable depository institutions selected by Sandler O’Neill. Sandler O’Neill also compared the relationship between the movements in the prices of First Niagara Financial Group, Inc.’s common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index, and a comparable company peer group² – a weighted average (by market capitalization) composite of publicly traded comparable depository institutions selected by Sandler O’Neill. As reflected in the table shown below, during both the one-year and three-year periods ended September 6, 2007, Great Lakes Bancorp, Inc. underperformed the relevant indices.

Great Lakes Bancorp, Inc.’s Stock Performance

	Beginning Value September 6, 2006	Ending Value September 6, 2007
Great Lakes Bancorp, Inc.	100.00%	72.9%
Nasdaq Bank Index	100.00	92.5
S&P Bank Index	100.00	93.9
S&P 500 Index	100.00	113.7
Comparable Company Index¹	100.00	95.5

	Beginning Value September 3, 2004	Ending Value September 6, 2007
Great Lakes Bancorp, Inc.	100.00%	60.2%
Nasdaq Bank Index	100.00	101.5
S&P Bank Index	100.00	99.2
S&P 500 Index	100.00	132.8
Comparable Company Index¹	100.00	122.4

[1]

Comparable Company Index includes Abington Bancorp, Inc., American Bancorp of New Jersey, Inc., BankFinancial Corporation, CFS Bancorp, Inc., Legacy Bancorp, Inc., LSB Corporation and Westfield Financial, Inc.

As reflected in the table shown below, during both the one-year and three-year periods ended September 6, 2007, First Niagara Financial Group, Inc. outperformed all of the indices to which it was compared with the exception of the S&P 500.

First Niagara Financial Group, Inc.’s Stock Performance

	Beginning Value September 6, 2006	Ending Value September 6, 2007
First Niagara Financial Group, Inc.	100.00%	94.9%
Nasdaq Bank Index	100.00	92.5
S&P Bank Index	100.00	93.9
S&P 500 Index	100.00	113.7
Comparable Company Index[1]	100.00	90.9

	Beginning Value September 3, 2004	Ending Value September 6, 2007
First Niagara Financial Group, Inc.	100.00%	108.0%
Nasdaq Bank Index	100.00	101.5
S&P Bank Index	100.00	99.2
S&P 500 Index	100.00	132.8
Comparable Company Index[1]	100.00	88.5

[1]

Comparable Company Index includes Community Bank System, Inc., Dime Community Bancshares, Inc., F.N.B. Corporation, First Commonwealth Financial Corporation, Harleysville National Corporation, National Penn Bancshares, Inc., NBT Bancorp Inc., NewAlliance Bancshares, Inc., Provident Bankshares Corporation, Provident Financial Services, Inc. and Susquehanna Bancshares, Inc.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. and groups of banks and thrifts selected by Sandler O’Neill.

The comparable group for Great Lakes Bancorp, Inc. consisted of the following publicly traded thrifts located in the New England, Mid-Atlantic and Midwest regions with assets between $500 million and $2.0 billion and tangible equity/tangible assets greater than 10.0%:

Abington Bancorp, Inc. American Bancorp of New Jersey, Inc. BankFinancial Corporation CFS Bancorp, Inc.	Legacy Bancorp, Inc. LSB Corporation Westfield Financial, Inc.

The analysis compared publicly available financial and market trading information for Great Lakes Bancorp, Inc. and the median data for the comparable group as of and for the twelve-month period ended June 30, 2007. The table below compares the data for Great Lakes Bancorp, Inc. and the median data for the comparable group, with pricing data as of September 6, 2007.

Great Lakes Bancorp, Inc.	Great Lakes Bancorp, Inc. Peer Group Median
Market Capitalization ($mm)	$127.4	$154.1
Total Assets ($mm)	$892.0	$1,031.6
Price/Tangible Book Value per Share	95%	121%
Price/Last Twelve Months Earnings per Share	NM	41.0	x
Core Deposit Premium	1.3%	5.7%
Price/52-Week High	69.4%	87.0%
Tangible Equity/Tangible Assets	15.06%	18.37%
Last Twelve Months Net Interest Margin	2.01%	2.81%
Last Twelve Months Efficiency Ratio	110.7%	79.8%
Last Twelve Months ROAA	(0.18%)	0.50%
Last Twelve Months ROAE	(1.2%)	2.9%

The comparable group for First Niagara Financial Group, Inc. selected by Sandler O’Neill consisted of the following publicly traded banks and thrifts in the New England and Mid-Atlantic regions with assets between $3.0 billion and $10.0 billion:

Community Bank System, Inc. Dime Community Bancshares, Inc. F.N.B. Corporation First Commonwealth Financial Corporation Harleysville National Corporation National Penn Bancshares, Inc.	NBT Bancorp Inc. NewAlliance Bancshares, Inc. Provident Bankshares Corporation Provident Financial Services, Inc. Susquehanna Bancshares, Inc.

The analysis compared publicly available financial and market trading information for First Niagara Financial Group, Inc. and the median data for the comparable group as of and for the twelve-month period ended June 30, 2007. The table below compares the data for First Niagara Financial Group, Inc. and the median data for the comparable group, with pricing data as of September 6, 2007.

First Niagara Financial Group, Inc.	First Niagara Financial Group, Inc. Peer Group Median
Market Capitalization ($mm)	$1,485.7	$824.2
Total Assets ($mm)	$8,020.8	$5,735.2
Price/Tangible Book Value per Share	257%	211%
Price/Last Twelve Months Earnings per Share	18.7	x	15.2	x
Last Twelve Months Fee Income Ratio	32.3%	29.0%
Price/52-Week High	91.4%	79.5%
Tangible Equity/Tangible Assets	7.95%	6.87%
Last Twelve Months Net Interest Margin	3.46%	3.41%
Last Twelve Months Efficiency Ratio	60.5%	61.0%
Last Twelve Months ROAA	1.00%	0.94%
Last Twelve Months ROAE	5.8%	8.8%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 41 merger transactions announced nationwide from January 1, 2006 through September 8, 2007 involving thrifts as acquired institutions with announced transaction values greater than $15 million. Sandler O’Neill also reviewed a selection of 15 merger transactions announced nationwide from January 1, 2002 through September 8, 2007 involving banks and thrifts as acquired institutions with announced value between $20 million and $400 million in which the target had return on average assets, or ROAA, for the prior twelve month period of less than 0.50% at announcement (“selected transactions”). Sandler O’Neill reviewed the relevant transaction multiples of transaction price at announcement to last twelve months’ net income, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the poorly-performing group were applied to Great Lakes Bancorp, Inc.’s financial information as of and for the twelve months ended June 30, 2007.

Comparable Transaction Multiples

	Great Lakes Bancorp, Inc. Multiple		Median Selected Transactions Multiple		Median Nationwide Multiple
Transaction Price/Last Twelve Months Earnings per Share	127	x	32.2	x	23.6	x
Transaction Price/Book value	114%		151%		195%
Transaction Price/Tangible Book Value	114%		163%		204%
Tangible Book Premium/Core deposits ¹	4.5%		9.6%		18.3%
Market Premium	20.1%		8.8%		26.4%

¹	Assumes 19.8% of Great Lakes Bancorp, Inc.’s total deposits are non-core deposits.

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Great Lakes Bancorp, Inc. through December 31, 2010 under various circumstances, assuming that Great Lakes Bancorp, Inc. performed in accordance with the internal budget for the year ending December 31, 2007 as prepared by and reviewed with senior management of Great Lakes Bancorp, Inc. and growth and earnings guidance for the years thereafter as provided by senior management of Great Lakes Bancorp, Inc. To approximate the terminal value of Great Lakes Bancorp, Inc.’s common stock at December 31, 2010, Sandler O’Neill applied multiples of tangible book value ranging from 75% to 200%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Great Lakes Bancorp, Inc. common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Great Lakes Bancorp, Inc. common stock of $5.83 to $19.01. In addition, the terminal value of Great Lakes Bancorp, Inc.’s common stock at December 31, 2010 was calculated using the range of price to earnings multiples from 12.0x to 22.0x applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 13.6% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Great Lakes Bancorp, Inc.’s common stock of $2.17 to $6.64 when applying the price to earnings multiples to the -25.0% to +25.0% budget range.

Tangible Book Value Multiples

	75%	100%	125%	150%	175%	200%
9%	$7.13	$9.51	$11.88	$14.26	$16.63	$19.01
10%	$6.89	$9.19	$11.48	$13.78	$16.07	$18.37
11%	$6.66	$8.88	$11.10	$13.32	$15.54	$17.76
12%	$6.44	$8.59	$10.73	$12.88	$15.02	$17.17
13%	$6.23	$8.30	$10.38	$12.46	$14.53	$16.61
14%	$6.03	$8.03	$10.04	$12.05	$14.06	$16.07
15%	$5.83	$7.78	$9.72	$11.66	$13.61	$15.55

With Budget Variance:

Earnings Per Share Multiples

	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(25%)	$2.17	$2.53	$2.90	$3.26	$3.62	$3.98
(20%)	$2.32	$2.70	$3.09	$3.47	$3.86	$4.25
(15%)	$2.46	$2.87	$3.28	$3.69	$4.10	$4.51
(10%)	$2.61	$3.04	$3.47	$3.91	$4.34	$4.78
(5%)	$2.75	$3.21	$3.67	$4.13	$4.58	$5.04
0%	$2.90	$3.38	$3.86	$4.34	$4.83	$5.31
5%	$3.04	$3.55	$4.05	$4.56	$5.07	$5.57
10%	$3.19	$3.72	$4.25	$4.78	$5.31	$5.84
15%	$3.33	$3.88	$4.44	$4.99	$5.55	$6.10
20%	$3.47	$4.05	$4.63	$5.21	$5.79	$6.37
25%	$3.62	$4.22	$4.83	$5.43	$6.03	$6.64

Sandler O’Neill also performed an analysis that estimated the future stream of after-tax cash flows of First Niagara Financial Group, Inc. through December 31, 2010 under various circumstances, assuming that First Niagara Financial Group, Inc. performed in accordance with the internal financial projections for the year ending December 31, 2007 as prepared by and reviewed with senior management of First Niagara Financial Group, Inc. and growth and earnings guidance for the years thereafter as provided by senior management of First Niagara Financial Group, Inc. To approximate the terminal value of First Niagara Financial Group, Inc.’s common stock at December 31, 2010, Sandler O’Neill applied price to earnings multiples ranging from 14.0x to 19.0x and multiples of tangible book value ranging from 175% to 300%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Niagara Financial Group, Inc. common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of First Niagara Financial Group, Inc. common stock of $10.52 to $16.55 when applying the price to earnings multiples and $8.59 to $16.32 when applying multiples of tangible book value. In addition, the terminal value of First Niagara Financial Group, Inc.’s common stock at December 31, 2010 was calculated using the same range of price to earnings multiples (14.0x to 19.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25.0% under budget to 25.0% over budget, using a discount rate of 11.5% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for First Niagara Financial Group, Inc.’s common stock of $9.27 to $18.64 when applying the price to earnings multiples to the -25.0% to +25.0% budget range.

Earnings Per Share Multiples

	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
9%	$12.70	$13.47	$14.24	$15.01	$15.78	$16.55
10%	$12.30	$13.04	$13.79	$14.53	$15.27	$16.01
11%	$11.91	$12.63	$13.35	$14.07	$14.79	$15.50
12%	$11.54	$12.24	$12.93	$13.63	$14.32	$15.01
13%	$11.19	$11.86	$12.53	$13.20	$13.87	$14.54
14%	$10.85	$11.50	$12.15	$12.80	$13.44	$14.09
15%	$10.52	$11.15	$11.78	$12.40	$13.03	$13.66

Tangible Book Value Multiples

	175%	200%	225%	250%	275%	300%
9%	$10.34	$11.54	$12.73	$13.93	$15.12	$16.32
10%	$10.02	$11.17	$12.33	$13.48	$14.64	$15.79
11%	$9.71	$10.82	$11.94	$13.06	$14.17	$15.29
12%	$9.41	$10.49	$11.57	$12.65	$13.73	$14.81
13%	$9.12	$10.17	$11.21	$12.26	$13.30	$14.35
14%	$8.85	$9.86	$10.87	$11.88	$12.89	$13.90
15%	$8.59	$9.56	$10.54	$11.52	$12.50	$13.48

With Budget Variance:

Earnings Per Share Multiples

	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
(25%)	$9.27	$9.80	$10.33	$10.86	$11.39	$11.92
(20%)	$9.77	$10.33	$10.90	$11.46	$12.03	$12.59
(15%)	$10.26	$10.86	$11.46	$12.06	$12.66	$13.27
(10%)	$10.76	$11.39	$12.03	$12.66	$13.30	$13.94
(5%)	$11.25	$11.92	$12.59	$13.27	$13.94	$14.61
0%	$11.75	$12.45	$13.16	$13.87	$14.57	$15.28
5%	$12.24	$12.98	$13.72	$14.47	$15.21	$15.95
10%	$12.74	$13.51	$14.29	$15.07	$15.85	$16.62
15%	$13.23	$14.04	$14.86	$15.67	$16.48	$17.30
20%	$13.72	$14.57	$15.42	$16.27	$17.12	$17.97
25%	$14.22	$15.10	$15.99	$16.87	$17.75	$18.64

In connection with its analyses, Sandler O’Neill considered and discussed with the Great Lakes Bancorp, Inc. board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Dividend Accretion Analysis. Sandler O’Neill analyzed Great Lakes Bancorp, Inc.’s estimated earnings per share assuming Great Lakes Bancorp, Inc., performs in accordance with the internal budget for the year ending December 31, 2007 as prepared by and reviewed with senior management of Great Lakes and growth and earnings guidance for the years thereafter as provided by senior management of Great Lakes Bancorp, Inc. Sandler O’Neill then compared Great Lakes Bancorp, Inc. estimated earnings per share to the projected First Niagara Financial Group, Inc. dividend based on First Niagara Financial Group, Inc.’s recent historical dividend rates. As shown in the table below, the analysis showed that First Niagara Financial Group, Inc.’s estimated cash dividend, assuming First Niagara Financial Group, Inc. continues to increase its dividend at historical rates, would exceed Great Lakes Bancorp, Inc.’s projected earnings per share over the next five years

For the year ending December 31,	Great Lakes Bancorp, Inc. Estimated Earnings Per Share	First Niagara Financial Group, Inc.’s Estimated Dividend To Stockholders Electing Stock
2007	($0.08)	$0.54
2008	$0.11	$0.58
2009	$0.33	$0.63
2010	$0.39	$0.69
2011	$0.45	$0.76
2012	$0.51	$0.84

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the first quarter of 2008, (2) the deal value per share is equal to $14.00 per Great Lakes Bancorp, Inc. share, (3) the consideration would be paid as 50% stock and 50% cash, (4) earnings per share projections for Great Lakes Bancorp, Inc. are consistent with the per share estimates for 2007 through 2011 confirmed with Great Lakes Bancorp, Inc.’s management, (5) earnings per share projections for First Niagara Financial Group, Inc. are consistent with per share estimates for 2007 confirmed with First Niagara Financial Group, Inc.’s management, and long-term earnings per share growth estimates for periods thereafter are consistent with management guidance, and (6) options to purchase shares of Great Lakes Bancorp, Inc. common stock are exchanged for cash. The analyses indicated that for the year ending December 31, 2008, the merger would be dilutive to First Niagara Financial Group, Inc.’s projected earnings per share and, at March 31, 2008 (the assumed closing date of the merger) the merger would be accretive to First Niagara Financial Group, Inc.’s tangible book value per share. From the standpoint of a Great Lakes Bancorp, Inc. stockholder, for the year ending December 31, 2008, the merger would be accretive to earnings per share and, at March 31, 2008, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Great Lakes Bancorp, Inc. has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately 1.00% of the aggregate consideration, of which $75,000 has been received and the balance of which is contingent, and payable, upon closing of the merger. Great Lakes Bancorp, Inc. has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided other investment banking services to Great Lakes Bancorp, Inc. and has received fees for such investment banking services. Sandler O’Neill has also in the past provided other investment banking services to First Niagara Financial Group, Inc. and has received fees for such investment banking services and may provide such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc. or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Employee Matters

First Niagara Financial Group, Inc. will review all Great Lakes Bancorp, Inc. compensation and employee benefit plans that do not otherwise terminate (whether pursuant to the terms of any such plan or the merger agreement) to determine whether to maintain, terminate or continue such plans. Each person who is an employee of Greater Buffalo Savings Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of First Niagara Financial Group, Inc. In the event employee compensation or benefits as currently provided by Great Lakes Bancorp, Inc. or Greater Buffalo Savings Bank are changed or terminated by First Niagara Financial Group, Inc., First Niagara Financial Group, Inc. has agreed to provide compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated First Niagara Financial Group, Inc. employees.

All Great Lakes Bancorp, Inc. employees who become employees of First Niagara Financial Group, Inc. at the effective time generally will be given credit for service at Great Lakes Bancorp, Inc. or its subsidiaries for eligibility to participate in and the satisfaction of vesting requirements (but not for pension benefit accrual purposes) under First Niagara Financial Group, Inc.’s compensation and benefit plans (but not for any purpose under the First Niagara Financial Group, Inc. employee stock ownership plan).

See “Interests of Directors and Officers In the Merger” below for a discussion of employment agreements.

Interests of Directors and Officers In the Merger

Employment Agreements. Great Lakes Bancorp, Inc. and Greater Buffalo Savings Bank have entered into employment agreements with each of Messrs. Dorn, Rogers and Babiarz, dated January 1, 2007, January 1, 2007, and March 12, 2007, respectively (the “Employment Agreements”). The Employment Agreements each have an initial two year term. Messrs. Dorn’s and Rogers’ agreements are automatically extended by one day, each day, so that the remaining term is always two years. Mr. Babiarz employment agreement is subject to an extension at the end of the original two year term at the discretion of the employer. First Niagara Financial Group, Inc. has agreed to honor the terms of the Employment Agreements in connection with the merger of Great Lakes Bancorp, Inc. into First Niagara Financial Group, Inc. The consummation of the merger constitutes a change in control under the Employment Agreements. The Employment Agreements provide that in the event of the executive’s involuntary termination of employment following a change in control, or the executive’s voluntary termination of employment due to “good reason” as defined under the Employment Agreements, each of Messrs. Dorn and Rogers will be entitled to two times his base salary plus two times bonus, the vesting of all outstanding, unexercised stock options granted to the executive under his employment agreement, and the continuation of medical, health and life insurance coverage for the executive and his spouse for a period of two years following termination of employment. In addition, Mr. Rogers will receive a cash payment equal to $13.76 times the number of outstanding, unexercised stock options granted under his employment agreement. Mr. Babiarz will be entitled to receive his base salary for the remaining term of his employment agreement, and the vesting of all outstanding, unexercised stock options granted under his employment agreement (which options must be exercised within two years following the executive’s termination of employment). If as a result of such payments, the executive is subject to the federal excise tax imposed on excess parachute payments under Code Sections 280G and 4999, such payments will be reduced to an amount necessary to avoid an excess parachute payment. Certain severance and other payments to the executives under the Employment Agreements may be subject to Code Section 409A which could have the effect of delaying severance payments to the executives for six months following their separation from service with Great Lakes Bancorp, Inc. and Greater Buffalo Savings Bank.

At the present time, it is expected that the employment of Messrs. Dorn, Rogers and Babiarz will terminate upon consummation of the merger. In the event of such termination and based on the Employment Agreement terms set forth above, Messrs. Dorn, Rogers and Babiarz will be entitled to receive as severance, payments and/or benefits, the aggregate value of which is approximately $868,333, $977,556 and $167,550, respectively, subject to reduction to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

Indemnification. Pursuant to the merger agreement, First Niagara Financial Group, Inc. has agreed that from and after the effective date of the merger through the sixth anniversary thereof, it will indemnify, defend and hold harmless each present and former officer, director or employee of Great Lakes Bancorp, Inc. and its subsidiary (as defined in the merger agreement) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of First Niagara Financial Group, Inc., which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Great Lakes Bancorp, Inc. or its subsidiary if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date to the fullest extent to which directors and officers of Great Lakes Bancorp, Inc. are entitled under applicable law, First Niagara Financial Group, Inc.’s Certificate of Incorporation and Bylaws, Great Lakes Bancorp, Inc. Certificate of Incorporation and Bylaws, or other applicable law in effect on the date of the merger agreement (and First Niagara Financial Group, Inc. will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted to under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification.)

Directors’ and Officers’ Insurance. First Niagara Financial Group, Inc. has further agreed, for a period of six years after the effective date, to cause the persons serving as officers and directors of Great Lakes Bancorp, Inc. immediately prior to the effective date to continue to be covered by Great Lakes Bancorp, Inc.’s current directors’ and officers’ liability insurance policy (provided that First Niagara Financial Group, Inc. may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such. First Niagara Financial Group, Inc. is not required to spend more than 175% of the annual cost currently incurred by Great Lakes Bancorp, Inc. for its insurance coverage.

Appointment to Advisory Board. Effective as of the consummation of the merger, First Niagara Financial Group, Inc. shall appoint Messrs. Mazurkiewicz and Ulrich to its Western New York Advisory Board. The advisory board shall meet quarterly, and each advisory board member shall receive a fee of $500.00 for each quarterly meeting.

Management and Operations of Greater Buffalo Savings Bank After the Merger

Upon consummation of the merger between Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc., Greater Buffalo Savings Bank will be merged into First Niagara Bank and its separate existence will cease. The directors and officers of First Niagara Financial Group, Inc. and First Niagara Bank immediately prior to the merger will continue to be its directors and officers.

An analysis of the post-merger branch system determined that certain branches of First Niagara Bank and Greater Buffalo Savings Bank could be consolidated without disruption to customers. Therefore, six current branches of Greater Buffalo Savings Bank will be consolidated into existing First Niagara Bank branches and four First Niagara Bank branches will be consolidated into existing Greater Buffalo Savings Bank branches. On December 14, 2007, Great Lakes Savings Bank announced the sale of its Lakewood and Dunkirk, New York branches, pending regulatory approval. The post merger branch system remains under review, and additional branch consolidations, closings and sales may be determined to be in the best interests of the combined bank.

Effective Date of Merger

The parties expect that the merger will be effective in February 2008 or as soon as possible after the receipt of all regulatory and stockholder approvals and after the expiration of all regulatory waiting periods. The merger will be completed legally by the filing of the certificate of merger with the Secretary of State of the State of Delaware. If the merger is not consummated by June 30, 2008, the merger agreement may be terminated by either Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc., unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “Conditions to the Merger” below.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Great Lakes Bancorp, Inc. before the effective time of the merger. In general, the merger agreement obligates Great Lakes Bancorp, Inc. to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises. In addition, Great Lakes Bancorp, Inc. has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of First Niagara Financial Group, Inc., it will not, among other things:

•	enter into, amend in any material respect or terminate any contract or agreement except in the ordinary course of business;

•	change compensation or benefits, except for pay increases or cash bonuses consistent with past practice in the ordinary course of business;

•	incur any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate other than pursuant to binding commitments or necessary to maintain existing assets in good repair;

•	issue any additional shares of capital stock except under outstanding options, or grant any options, or declare or pay any dividend;

•

purchase any equity securities, or purchase any securities other than securities (i) rated “AAA” or higher by either Standard & Poor’s Rating Services or Moody’s Investors Services, (ii) having a face amount of not more than $5,000,000, (iii) with a weighted average life of not more than three years and (iv) otherwise in the ordinary course of business consistent with past practice; and

•

except for prior commitments previously disclosed to First Niagara Financial Group, Inc., make any new loan or other credit facility commitment to any borrower or group of affiliated borrowers in excess of $500,000 for a commercial real estate loan, $1,000,000 for a commercial business loan or $500,000 for a residential loan.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the Securities and Exchange Commission;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	no violations of law by either company;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the Office of Thrift Supervision approval of the merger and the bank merger and the expiration of all statutory waiting periods;

•	approval of the merger agreement by the affirmative vote of a majority of the issued and outstanding shares of Great Lakes Bancorp, Inc.;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger illegal;

•	there must be no litigation, statute, law, regulation, order or decree by which the merger is restrained or enjoined;

•

First Niagara Financial Group, Inc.’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness of shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•

the shares of First Niagara Financial Group, Inc. common stock to be issued to Great Lakes Bancorp, Inc. stockholders in the merger must have been approved for listing on the Nasdaq Global Select Market;

•

with respect to each of Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc., the representations and warranties of the other party to the merger agreement must be true and correct, except where the failure to be true and correct has not had or is reasonably not expected to have, individually or in the aggregate, a material adverse effect on Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc., as applicable. If a representation or warranty was qualified as to materiality, it has to be true or correct after giving effect to the materiality standard;

•	neither Great Lakes Bancorp, Inc. nor First Niagara Financial Group, Inc. shall have suffered a material adverse effect since December 31, 2006;

•

both First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. must have received a legal opinion from their respective counsels that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	no more than 5% of the issued and outstanding shares of Great Lakes Bancorp, Inc. shall have dissented to the merger; and

•	all necessary third party consents shall have been obtained.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc. have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Office of Thrift Supervision. First Niagara Financial Group, Inc. has filed the applications necessary to obtain these regulatory approvals. The merger cannot be completed without such approvals. First Niagara Financial Group, Inc. cannot assure that it will obtain the required regulatory approvals and non-objections, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. We also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made. It is anticipated that Greater Buffalo Savings Bank will convert to a federal thrift charter immediately prior to the merger. Greater Buffalo Savings Bank will seek approval of the Office of Thrift Supervision for the charter conversion.

We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. We presently contemplate that we will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, we cannot assure that we will obtain any such additional approvals or actions.

Office of Thrift Supervision. The merger is subject to approval by the Office of Thrift Supervision. Prior to the merger, Greater Buffalo Savings Bank will convert its charter from a New York savings bank into a federally chartered savings bank. First Niagara Bank has filed the required applications and notifications with the Office of Thrift Supervision.

The Office of Thrift Supervision may not approve any transaction that would result in a monopoly or otherwise substantially lessen competition or restrain of trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the public interest. In addition, the Office of Thrift Supervision considers the financial and managerial resources of the companies and their subsidiary institutions and the convenience and needs of the communities to be served. Under the Community Reinvestment Act, the Office of Thrift Supervision must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company. First Niagara Bank has a satisfactory CRA rating; Greater Buffalo Savings Bank has a satisfactory CRA rating.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by First Niagara Financial Group, Inc. and First Niagara Bank for approval of the merger and authorizes the Office of Thrift Supervision to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the Office of Thrift Supervision within which period the Department of Justice may file objections to the merger under the federal antitrust laws. This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction. If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of Office of Thrift Supervision approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the Office of Thrift Supervision, and thus it is possible that the Department of Justice could reach a different conclusion than the Office of Thrift Supervision regarding the merger’s competitive effects.

No Solicitation

Until the merger is completed or the merger agreement is terminated, Great Lakes Bancorp, Inc. has agreed that it, and its subsidiaries, its officers and its directors will not:

•	initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal to acquire Great Lakes Bancorp, Inc.;

•

participate in any discussions or negotiations regarding any proposal to acquire Great Lakes Bancorp, Inc, or furnish, or otherwise afford access, to any person any information or data with respect to Great Lakes Bancorp, Inc. or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Great Lakes Bancorp, Inc. is a party; or

•	enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire Great Lakes Bancorp, Inc., or approve or resolve to approve an acquisition proposal.

Great Lakes Bancorp, Inc. may, however, furnish information regarding Great Lakes Bancorp, Inc. to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•

Great Lakes Bancorp, Inc.’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal may be or could be superior to the First Niagara Financial Group, Inc. merger from a financial point-of-view for Great Lakes Bancorp, Inc.’s stockholders;

•

Great Lakes Bancorp, Inc.’s board of directors determines, after consultation with its outside legal counsel and its independent financial advisor and having considered the advice of its outside legal counsel and its independent financial advisor, that failure to take such actions would be inconsistent with their fiduciary obligations under applicable law;

•	Great Lakes Bancorp, Inc. notifies First Niagara Financial Group, Inc. within at least three business days’ prior to such determination; and

•

Great Lakes Bancorp, Inc. receives a confidentiality agreement from a third party with terms no less favorable to Great Lakes Bancorp, Inc. than the existing confidentiality agreement between Great Lakes Bancorp, Inc. and First Niagara Financial Group, Inc.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Great Lakes Bancorp, Inc.’s stockholders, as follows:

•	by mutual written agreement of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc.;

•

by either First Niagara Financial Group, Inc. or Great Lakes Bancorp, Inc. if the merger has not occurred on or before June 30, 2008, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by First Niagara Financial Group, Inc. or Great Lakes Bancorp, Inc. if Great Lakes Bancorp, Inc. stockholders do not approve the merger agreement and merger;

•

by a non-breaching party if the other party (1) breaches any covenants or undertakings contained in the merger agreement or (2) breaches any representations or warranties contained in the merger agreement, in each case if such breach has not been cured within thirty days after notice from the terminating party and which breach would entitle the terminating party not to consummate the merger;

•	by either party if any required regulatory approvals for consummation of the merger or the bank merger is not obtained;

•

by First Niagara Financial Group, Inc. if Great Lakes Bancorp, Inc. shall have received a superior proposal and the Great Lakes Bancorp, Inc. board of directors enters into an acquisition agreement with respect to a superior proposal and terminated the merger agreement or failed to recommend that the stockholders of Great Lakes Bancorp, Inc. approve the merger agreement or has withdrawn, modified or changed such recommendation in a manner which is adverse to First Niagara Financial Group, Inc.; or

•

by Great Lakes Bancorp, Inc. in order to accept a “superior proposal,” as defined in the merger agreement, which has been received and considered by Great Lakes Bancorp, Inc. in compliance with the applicable terms of the merger agreement, provided that Great Lakes Bancorp, Inc. has notified First Niagara Financial Group, Inc. at least three business days in advance of any such action and given First Niagara Financial Group, Inc. the opportunity during such period, if First Niagara Financial Group, Inc. elected in its sole discretion, to negotiate amendments to the merger agreement which would permit Great Lakes Bancorp, Inc. to proceed with the proposed merger with First Niagara Financial Group, Inc.

Under the latter two scenarios described above, if the merger agreement is terminated, Great Lakes Bancorp, Inc. shall pay to First Niagara Financial Group, Inc. a fee of $5.9 million. The fee would also be payable to First Niagara Financial Group, Inc. if Great Lakes Bancorp, Inc. enters into a merger agreement with a third party within twelve months of the termination of the merger agreement, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by Great Lakes Bancorp, Inc. or the failure of the stockholders of Great Lakes Bancorp, Inc. to approve the merger agreement after Great Lakes Bancorp, Inc. received a third party acquisition proposal.

Additionally, Great Lakes Bancorp, Inc. may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective thirty days thereafter if both of the following conditions are satisfied:

•

the average of the daily closing price of First Niagara Financial Group, Inc. common stock for the five consecutive trading days immediately preceding the determination date (the “FNFG Market Value”) is less than $11.30; and

•

the number obtained by dividing the FNFG Market Value by the average of the daily closing prices of First Niagara Financial Group, Inc. common stock on the five trading days immediately preceding September 10, 2007, the date of the public announcement of the merger agreement (the “Initial FNFG Market Value”) is less than the quotient obtained by dividing the sum of the average of the daily closing prices for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the SNL Bank and Thrift Index as reported by SNL Securities (the “Final Index Price”) by the sum of the average of the daily closing price of those weighted financial institution holding companies on the trading day immediately preceding the public announcement of the merger agreement (the “Initial Index Price”), minus 0.20.

If Great Lakes Bancorp, Inc. elects to exercise its termination right as described above, it must give prompt written notice thereof to First Niagara Financial Group, Inc. During the five-day period commencing with its receipt of such notice, First Niagara Financial Group, Inc. shall have the option to increase the consideration to be received by the holders of Great Lakes Bancorp, Inc. common stock so that the value of the aggregate First Niagara Financial Group, Inc. share amount shall be valued at the lesser of (i) the product of 0.80 and the closing price of a share of First Niagara Financial Group, Inc. common stock, as reported on the Nasdaq, on the five trading days immediately preceding the public announcement of the merger, or (ii) the product obtained by multiplying (A) the quotient of the average of the daily closing value of the SNL Bank and Thrift index, as reported by SNL Securities, for the five consecutive trading days immediately preceding the date all final regulatory approvals were obtained, divided by the closing value of the Index as reported by SNL Securities on the trading day immediately preceding the execution of the merger agreement by (B) the closing price of a share of First Niagara Financial Group, Inc. common stock, as reported on the Nasdaq, on the five trading days immediately preceding the public announcement of the merger. If First Niagara Financial Group, Inc. elects, it shall give, within such five-day period, written notice to Great Lakes Bancorp, Inc. of such election to pay the additional merger consideration, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the merger consideration shall have been so modified). Because the formula is dependent on the future price of First Niagara Financial Group, Inc.’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of First Niagara Financial Group, Inc. common stock would be issued or cash paid, to take into account the extent the average price of First Niagara Financial Group, Inc.’s common stock exceeded the decline in the average price of the common stock of the index group.

The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the Great Lakes Bancorp, Inc. stockholders. However, after such approval, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to Great Lakes Bancorp, Inc.’s stockholders.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences Of The Merger

General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Great Lakes Bancorp, Inc. common stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion assumes that you hold your shares of Great Lakes Bancorp, Inc. common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•

a Great Lakes Bancorp, Inc. stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

•

a Great Lakes Bancorp, Inc. stockholder who received Great Lakes Bancorp, Inc. common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Great Lakes Bancorp, Inc. benefit plan; or

•	a Great Lakes Bancorp, Inc. stockholder who holds Great Lakes Bancorp, Inc. common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Great Lakes Bancorp, Inc. common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Based on representations contained in letters provided by First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Luse Gorman Pomerenk & Schick, P.C., counsel to First Niagara Financial Group, Inc., that the material United States federal income tax consequences of the merger are as follows:

•

the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the merger of Greater Buffalo Savings Bank into First Niagara Bank will not adversely effect this result;

•	no gain or loss will be recognized by First Niagara Financial Group, Inc., its subsidiaries or Great Lakes Bancorp, Inc. or Greater Buffalo Savings Bank by reason of the merger;

•

you will not recognize gain or loss if you exchange your Great Lakes Bancorp, Inc. common stock solely for First Niagara Financial Group, Inc. common stock, except to the extent of any cash received in lieu of a fractional share of First Niagara Financial Group, Inc. common stock;

•

you will recognize gain or loss if you exchange your Great Lakes Bancorp, Inc. common stock solely for cash in the merger (or receive cash in lieu of fractional shares) in an amount equal to the difference between the amount of cash you receive and your tax basis in your shares of Great Lakes Bancorp, Inc. common stock;

•

subject to the following paragraph, you will recognize gain (but not loss) if you exchange your Great Lakes Bancorp, Inc. common stock for a combination of First Niagara Financial Group, Inc. common stock and cash in an amount equal to the lesser of:

•	the excess, if any, of:

•

the sum of the cash (excluding any cash received in lieu of a fractional share of First Niagara Financial Group, Inc. common stock) and the fair market value of the First Niagara Financial Group, Inc. common stock you receive (including any fractional share of First Niagara Financial Group, Inc. common stock you are deemed to receive and exchange for cash); over

•	your tax basis in the Great Lakes Bancorp, Inc. common stock surrendered in the merger; or

•	the cash that you receive in the merger.

•	your tax basis in the First Niagara Financial Group, Inc. common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your tax basis in the Great Lakes Bancorp, Inc. common stock you surrendered, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the amount of any cash received by you in the merger; and

•

your holding period for the First Niagara Financial Group, Inc. common stock that you receive in the merger will include your holding period for the shares of Great Lakes Bancorp, Inc. common stock that you surrender in the merger.

If you acquired different blocks of Great Lakes Bancorp, Inc. common stock at different times and at different prices, any gain or loss you recognize will be determined separately with respect to each block of Great Lakes Bancorp, Inc. common stock, and the cash and First Niagara Financial Group, Inc. common stock you receive will be allocated pro rata to each such block of common stock. In addition, your basis and holding period in your First Niagara Financial Group, Inc. common stock may be determined with reference to each block of Great Lakes Bancorp, Inc. common stock.

Additional Considerations — Recharacterization of Gain as a Dividend. All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain if (i) you are a significant stockholder of First Niagara Financial Group, Inc. or (ii) if taking into account constructive ownership rules, your percentage ownership in First Niagara Financial Group, Inc. after the merger is not less than 80% of what your percentage ownership would have been if you had received First Niagara Financial Group, Inc. common stock rather than cash in the merger. This could happen, for example, because of your purchase of additional First Niagara Financial Group, Inc. common stock, a purchase of First Niagara Financial Group, Inc. common stock by a person related to you or a share repurchase by First Niagara Financial Group, Inc. from other First Niagara Financial Group, Inc. stockholders. The test for dividend treatment is made as though you received solely First Niagara Financial Group, Inc. common stock in the exchange, and subsequently had a portion of such stock redeemed for cash. If this redemption (i) does not result in a “meaningful reduction” in your interest in the company (which should not be the case as long as you are a minority stockholder, taking into account the attribution rules under Section 318 of the Internal Revenue Code) or (ii) decreases your stock ownership in First Niagara Financial Group, Inc. by 20% or less, dividend treatment could apply. Because the possibility of dividend treatment depends upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the merger to you.

Cash in Lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of First Niagara Financial Group, Inc. common stock equal to the difference between the amount of cash received and the basis allocated to such fractional share.

Dissenting Stockholders. Holders of Great Lakes Bancorp, Inc. common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights of Appraisal” beginning on page 61, and who receive cash in respect of their shares of Great Lakes Bancorp, Inc. common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Taxation of Capital Gain. Any gain or loss that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your Great Lakes Bancorp, Inc. common stock is greater than one year as of the date of the merger. For the rate of tax on capital gains, see below under “Tax Rate Changes.” The deductibility of capital losses is subject to limitations.

Holding First Niagara Financial Group, Inc. Common Stock. The following discussion describes the U.S. federal income tax consequences to a holder of First Niagara Financial Group, Inc. common stock after the merger. Any cash distribution paid by First Niagara Financial Group, Inc. out of earnings and profits, as determined under U.S. federal income tax law, will be subject to tax as ordinary dividend income and will be includible in your gross income in accordance with your method of accounting. See below under “Tax Rate Changes” for information regarding the rate of tax on dividends. Cash distributions paid by First Niagara Financial Group, Inc. in excess of its earnings and profits will be treated as (i) a tax-free return of capital to the extent of your adjusted basis in your First Niagara Financial Group, Inc. common stock (reducing such adjusted basis, but not below zero), and (ii) thereafter as gain from the sale or exchange of a capital asset.

Upon the sale, exchange or other disposition of First Niagara Financial Group, Inc. common stock, you will generally recognize gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the shares of First Niagara Financial Group, Inc. common stock surrendered. Any such gain or loss generally will be long-term capital gain or loss if your holding period with respect to the First Niagara Financial Group, Inc. common stock surrendered is more than one year at the time of the disposition. For the rate of tax on capital gains, see below under “Tax Rate Changes.”

Tax Treatment. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the top individual rate for long-term capital gains from sales or exchanges is 15 percent. Additionally, the top individual rate for “qualified dividend income” is also 15 percent. To be considered “qualified dividend income” to a particular holder, the holder must have held the common stock for more than 60 days during the 120 day period beginning 60 days before the ex-dividend period as measured under section 246(a) of the Internal Revenue Code. Dividend income that is not qualified dividend income will be taxed at ordinary income rates. You are urged to consult your tax advisor to determine whether a dividend, if any, would be treated as qualified dividend income.

Information Reporting and Backup Withholding. Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 28% of any cash payments to which a holder of Great Lakes Bancorp, Inc. common stock or other payee is entitled pursuant to the merger, unless the stockholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each Great Lakes Bancorp, Inc. stockholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to First Niagara Financial Group, Inc. and the exchange agent.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc., and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge Great Lakes Bancorp, Inc. stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of First Niagara Financial Group, Inc. common stock

All shares of First Niagara Financial Group, Inc. common stock received by Great Lakes Bancorp, Inc. stockholders in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except that shares of First Niagara Financial Group, Inc. common stock received by persons who are deemed to be “affiliates,” as the term is defined under the Securities Act of 1933, of First Niagara Financial Group, Inc. or Great Lakes Bancorp, Inc. at the time of the special meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of First Niagara Financial Group, Inc. or Great Lakes Bancorp, Inc. generally include individuals or entities that control, are controlled by, or are under common control with, the party and may include certain officers and directors of such party as well as principal stockholders of such party. Affiliates of both parties have previously been notified of their status. The merger agreement requires Great Lakes Bancorp, Inc. to use reasonable efforts to receive an affiliate letter from each person who is an affiliate of Great Lakes Bancorp, Inc.

This proxy statement-prospectus does not cover resales of First Niagara Financial Group, Inc. common stock received by any person who may be deemed to be an affiliate of Great Lakes Bancorp, Inc. or First Niagara Financial Group, Inc.

Accounting Treatment

In accordance with U.S. generally accepted accounting principles, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of First Niagara Financial Group, Inc. will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Great Lakes Bancorp, Inc. will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of shares of First Niagara Financial Group, Inc. common stock to be issued to former Great Lakes Bancorp, Inc. stockholders and option holders at fair value, exceeds the fair value of the net assets including identifiable intangibles of Great Lakes Bancorp, Inc. at the merger date, that amount will be reported as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of Great Lakes Bancorp, Inc. being included in the consolidated income of First Niagara Financial Group, Inc. beginning from the date of consummation of the merger.

Dissenters’ Rights of Appraisal

Under Delaware law, stockholders of Great Lakes Bancorp, Inc., including employee stock ownership plan participants with respect to the shares allocated to their accounts, have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Great Lakes Bancorp, Inc. common stock. Great Lakes Bancorp, Inc. stockholders electing to do so must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights of appraisal. A copy of the applicable Delaware statute is attached as Appendix C of this document.

Ensuring perfection of appraisal rights can be complicated. The procedural rules are specific and must be followed precisely. A Great Lakes Bancorp, Inc. stockholder’s failure to comply with these procedural rules may result in his or her becoming ineligible to pursue appraisal rights.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures that a Great Lakes Bancorp, Inc. stockholder must follow in order to dissent from the merger and obtain payment of the fair value of his or her shares of Great Lakes Bancorp, Inc. common stock. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix C of this document. Under Section 262, not less than 20 days before Great Lakes Bancorp, Inc.’s special meeting of stockholders, Great Lakes Bancorp, Inc. must notify each of the holders of record of its capital stock as of December 19, 2007 that appraisal rights are available and include in the notice a copy of Section 262 of the Delaware General Corporation Law. Great Lakes Bancorp, Inc. intends that this document constitutes this notice.

If you are a Great Lakes Bancorp, Inc. stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires the following:

You must make a written demand for appraisal: You must deliver a written demand for appraisal to Great Lakes Bancorp, Inc. before the vote on the merger agreement is taken at the Great Lakes Bancorp, Inc. special meeting of stockholders. This written demand for appraisal must be separate from your proxy card. A vote against the merger agreement alone will not constitute a demand for appraisal.

You must refrain from voting for adoption of the merger agreement: You must not vote for adoption of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your right to appraisal. You can also terminate your right to appraisal if you return a signed proxy card and:

•	fail to vote against adoption of the merger agreement; or

•	fail to note that you are abstaining from voting.

If you do either of these two things, your appraisal rights will terminate even if you previously filed a written demand for appraisal.

You must continuously hold your Great Lakes Bancorp, Inc. common stock: You must continuously hold your shares of Great Lakes Bancorp, Inc. common stock from the date you make the demand for appraisal through the effective date of the merger. If you are the record holder of Great Lakes Bancorp, Inc. common stock on the date the written demand for appraisal is made but thereafter transfer the shares prior to the effective date of the merger, you will lose any right to appraisal for those shares.

You should read the paragraphs below for more details on making a demand for appraisal.

A written demand for appraisal of Great Lakes Bancorp, Inc. common stock is only effective if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must also be signed precisely as the stockholder’s name appears on his or her stock certificate. If you are the beneficial owner of Great Lakes Bancorp, Inc. common stock, but not the stockholder of record, you must have the stockholder of record sign any demand for appraisal.

If you own Great Lakes Bancorp, Inc. common stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

If you own Great Lakes Bancorp, Inc. common stock with more than one person, such as in a joint tenancy or tenancy in common, all the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that the agent is signing the demand as that stockholder’s agent.

If you are a record owner, such as a broker, who holds Great Lakes Bancorp, Inc. common stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not expressly specify the number of shares, we will assume that your written demand covers all the shares of Great Lakes Bancorp, Inc. common stock that are in your name.

If you are a Great Lakes Bancorp, Inc. stockholder who elects to exercise appraisal rights, you should mail or deliver a written demand to: Great Lakes Bancorp, Inc., 2421 Main Street, Buffalo, New York 14214, Attention: Michael J. Rogers, Corporate Secretary.

It is important that Great Lakes Bancorp, Inc. receive all written demands before the vote concerning the merger agreement is taken at the Great Lakes Bancorp, Inc. special meeting of stockholders. As explained above, this written demand would be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of common stock owned, and that the stockholder is demanding appraisal of such stockholder’s shares.

If the merger is completed, each holder of Great Lakes Bancorp, Inc. capital stock who has perfected appraisal rights in accordance with Section 262 will be entitled to be paid by Great Lakes Bancorp, Inc. for such stockholder’s Great Lakes Bancorp, Inc. capital stock the fair value in cash of those shares. The Delaware Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the completion or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be fair value. In determining such fair value, the court may take into account all relevant factors and upon such determination will then direct the payment of the fair value of the shares, together with any interest, to the holders of Great Lakes Bancorp, Inc. common stock who have perfected their appraisal rights. The shares of Great Lakes Bancorp, Inc. common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the dissenting shares.

Stockholders considering seeking appraisal for their shares should note that the fair value of their shares determined under Section 262 of Delaware law could be more, the same, or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. The court may determine the costs of the appraisal proceeding and allocate them among the parties as the court deems equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears its own expenses.

If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the consideration provided in the merger agreement for your shares.

Within ten days after the effective date of the merger, Great Lakes Bancorp, Inc. must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262.

Within 120 days after the merger, either the surviving corporation of the merger or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the Chancery Court determine the value of the shares of stock held by all the stockholders who are entitled to appraisal rights. If you intend to exercise your appraisal rights, you should file this petition in the Chancery Court. Great Lakes Bancorp, Inc. has no obligation to file this petition, and if you do not file this petition within 120 days after the effective date of the merger, you will lose your rights of appraisal.

If you change your mind and decide you no longer wish to exercise your appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the effective date of the merger. A withdraw request received more than 60 days after the effective date of the merger is effective only with the written consent of Great Lakes Bancorp, Inc. If you effectively withdraw your demand for appraisal rights, you will receive the merger consideration provided in the merger agreement.

If you have complied with the conditions of Section 262, you are entitled to receive a statement from Great Lakes Bancorp, Inc. This statement will set forth the number of shares not voted in favor of the merger agreement and that have demanded appraisal rights and the number of stockholders who own those shares. In order to receive this statement you must send a written request to Great Lakes Bancorp, Inc. within 120 days after the merger. After the merger, Great Lakes Bancorp, Inc. has ten days after receiving a request to mail you the statement.

If you properly file a petition for appraisal in the Chancery Court and deliver a copy to Great Lakes Bancorp, Inc., Great Lakes Bancorp, Inc. will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Great Lakes Bancorp, Inc. as to the value of their shares. The Registry in the Court of Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the stockholders on the list. At the hearing, the Chancery Court will determine the stockholders who have complied with Section 262 and are entitled to appraisal rights. The Chancery Court may also require you to submit your stock certificates to the Registry in the Court of Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Chancery Court’s directions, you may be dismissed from the proceeding.

After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of stock that are the subject of the demand for appraisal. To determine the fair value of the shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares, it will direct the surviving corporation of the merger to pay that value to the stockholders who have successfully sought appraisal rights. The Chancery Court can also direct Great Lakes Bancorp, Inc. to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. In order to receive payment for your shares under an appraisal procedure, you must surrender your stock certificates to Great Lakes Bancorp, Inc.

The Chancery Court could determine that the fair value of shares of stock is more than, the same as, or less than the merger consideration.

The Chancery Court may determine the costs of the appraisal proceeding and allocate them among the parties as the Chancery Court deems equitable under the circumstances. Upon application by a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears his, her or its own expenses.

If you demand appraisal rights, after the effective date of the merger you will not be entitled:

•	to vote the shares of common stock for which you have demanded appraisal rights for any purpose;

•

to receive payment of dividends or any other distribution with respect to the shares of common stock for which you have demanded appraisal, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

•	to receive the payment of the consideration provided for in the merger agreement (unless you properly withdraw your demand for appraisal).

If you do not file a petition for an appraisal within 120 days after the effective date of the merger, your right to an appraisal will terminate. You may withdraw your demand for appraisal and accept the merger consideration by delivering to Great Lakes Bancorp, Inc. a written withdrawal of your demand, except that:

•	any attempt to withdraw made more than 60 days after the effective date of the merger will require the written approval of Great Lakes Bancorp, Inc.; and

•	an appraisal proceeding in the Chancery Court cannot be dismissed unless the Chancery Court approves.

IF YOU FAIL TO COMPLY STRICTLY WITH THE PROCEDURES DESCRIBED ABOVE YOU WILL LOSE YOUR APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

Stock Trading and Dividend Information

Great Lakes Bancorp, Inc. common stock is currently listed on the New York Stock Exchange under the symbol “GLK.” The following table sets forth the high and low trading prices for shares of Great Lakes Bancorp, Inc. common stock. Great Lakes Bancorp has never paid a cash dividend. As of September 30, 2007, there were 10,826,198 shares of Great Lakes Bancorp, Inc. common stock issued and outstanding.

Year Ending December 31, 2007	High	Low
Fourth quarter (through December 19, 2007)	$14.00	$12.13
Third quarter	13.73	11.54
Second quarter	14.74	11.77
First quarter	14.69	11.90

Year Ended December 31, 2006	High	Low
Fourth quarter	$16.63	$13.82
Third quarter	17.45	14.05
Second quarter	20.98	16.89
First quarter	17.86	16.74

Year Ended December 31, 2005	High	Low
Fourth quarter	$18.00	$15.30
Third quarter	15.95	15.32
Second quarter	16.24	15.27
First quarter	17.38	15.58

On September 7, 2007, the business day immediately preceding the public announcement of the merger, and on September 30, 2007, the closing prices of Great Lakes Bancorp, Inc. common stock as reported on the New York Stock Exchange were $12.00 per share and $13.45 per share, respectively.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. are incorporated under the laws of the State of Delaware and, accordingly, the rights of First Niagara Financial Group, Inc. stockholders and Great Lakes Bancorp, Inc. stockholders are governed by the laws of the State of Delaware. As a result of the merger, Great Lakes Bancorp, Inc. stockholders, who receive shares of common stock, will become stockholders of First Niagara Financial Group, Inc. Thus, following the merger, the rights of Great Lakes Bancorp, Inc. stockholders who become First Niagara Financial Group, Inc. stockholders in the merger will continue to be governed by the laws of the State of Delaware and will also then be governed by the First Niagara Financial Group, Inc. certificate of incorporation and the First Niagara Financial Group, Inc. bylaws. The First Niagara Financial Group, Inc. certificate of incorporation and bylaws will be unaltered by the merger.

Comparison of Stockholders’ Rights

Set forth on the following page is a summary comparison of material differences between the rights of a First Niagara Financial Group, Inc. stockholder under the First Niagara Financial Group, Inc. certificate of incorporation, the First Niagara Financial Group, Inc. bylaws, and Delaware law (right column) and the rights of a stockholder under the Great Lakes Bancorp, Inc. certificate of incorporation, Great Lakes Bancorp, Inc. bylaws and Delaware law (left column). The summary set forth below is not intended to provide a comprehensive summary of Delaware law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the First Niagara Financial Group, Inc. certificate of incorporation and First Niagara Financial Group, Inc. bylaws, and the Great Lakes Bancorp, Inc. certificate of incorporation and Great Lakes Bancorp, Inc. bylaws.

GREAT LAKES BANCORP, INC.	FIRST NIAGARA FINANCIAL GROUP, INC.

CAPITAL STOCK
Authorized Capital

20 million shares of common stock, par value $0. 01 per share. As of September 30, 2007 there were 10,826,198 shares of Great Lakes Bancorp, Inc. common stock issued and outstanding and no shares of preferred stock issued and outstanding.	250 million shares of common stock par value $0.01 per share, 50 million shares of preferred stock, par value $0.01 per share. As of September 30, 2007, there were 120,044,736 shares of First Niagara Financial Group, Inc. common stock issued and outstanding and no shares of preferred stock issued and outstanding.

BOARD OF DIRECTORS
Number of Directors

Such number as is fixed by the board of directors from time to time. First Niagara Financial Group, Inc. currently has ten directors and Great Lakes Bancorp, Inc. has twelve directors.

Vacancies and Newly Created Directorships

Filled by a majority vote of the directors then in office, whether or not a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.	Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Special Meeting of the Board

Special meetings of the board of directors may be called by the chairman of the board, the president or one-third of the directors then in office.	Special meetings of the board of directors may be called by one-third of the directors then in office, or by the chairman of the board or the chairman of the executive committee.

Special Meeting of Stockholders

Special meeting of stockholders may be called by the chairman, president or at the request of a majority of the board of directors.	Special meetings of the stockholders may be called by a resolution adopted by a majority of the whole board of directors.

DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP, INC.

First Niagara Financial Group, Inc. is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. At September 30, 2007, there were 120,044,736 shares of First Niagara Financial Group, Inc. common stock issued and outstanding. First Niagara Financial Group, Inc. has no outstanding shares of preferred stock. Each share of First Niagara Financial Group, Inc. common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of First Niagara Financial Group, Inc. represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. First Niagara Financial Group, Inc. may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by First Niagara Financial Group, Inc. is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of First Niagara Financial Group, Inc. will be entitled to receive and share equally in dividends as may be declared by the board of directors of First Niagara Financial Group, Inc. out of funds legally available therefor. If First Niagara Financial Group, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of First Niagara Financial Group, Inc. have exclusive voting rights in First Niagara Financial Group, Inc. They elect First Niagara Financial Group, Inc.’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If First Niagara Financial Group, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Liquidation. In the event of any liquidation, dissolution or winding up of First Niagara Bank, First Niagara Financial Group, Inc., as the holder of 100% of First Niagara Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Niagara Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of First Niagara Bank available for distribution. In the event of liquidation, dissolution or winding up of First Niagara Financial Group, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Niagara Financial Group, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of First Niagara Financial Group, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of First Niagara Financial Group, Inc.’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. First Niagara Financial Group, Inc.’s board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN PROVISIONS OF THE FIRST NIAGARA FINANCIAL GROUP, INC.

CERTIFICATE OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.

First Niagara Financial Group, Inc.’s certificate of incorporation and bylaws contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of First Niagara Financial Group, Inc. more difficult.

The following description is a summary of the provisions of the certificate of incorporation and bylaws. See “Where You Can Find More Information” as to how to review a copy of these documents.

Directors. The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of First Niagara Financial Group, Inc.’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares. First Niagara Financial Group, Inc. has authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of First Niagara Financial Group, Inc.” The certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. First Niagara Financial Group, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara Financial Group, Inc. that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of First Niagara Financial Group, Inc. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by First Niagara Financial Group, Inc.’s board of directors and also by a majority of the outstanding shares of First Niagara Financial Group, Inc.’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara Financial Group, Inc.;

(ii)	The inability of stockholders to act by written consent;

(iii)	The inability of stockholders to call special meetings of stockholders;

(iv)	The division of the board of directors into three staggered classes;

(v)	The ability of the board of directors to fill vacancies on the board;

(vi)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(vii)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

(viii)	The ability of the board of directors to amend and repeal the bylaws; and

(ix)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire First Niagara Financial Group, Inc.

The bylaws may be amended by the affirmative vote of a majority of the directors of First Niagara Financial Group, Inc. or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a federal savings bank without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the federal savings bank’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a federal savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a federal savings bank’s stock who do not intend to participate in or seek to exercise control over a federal savings bank’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

1.	the acquisition would result in a monopoly or substantially lessen competition;

2.	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

3.	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

EXPERTS

The consolidated financial statements of First Niagara Financial Group, Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, incorporated by reference into this proxy statement-prospectus, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Great Lakes Bancorp, Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, incorporated by reference into this proxy statement-prospectus, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger and the United States federal income tax consequences of the merger transaction will be passed upon for by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to First Niagara Financial Group, Inc.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Great Lakes Bancorp, Inc. at the time of the special meeting to be voted for an adjournment, if necessary, Great Lakes Bancorp, Inc. has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Great Lakes Bancorp, Inc. unanimously recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF

GREAT LAKES BANCORP, INC. COMMON STOCK

The following table sets forth, to the best knowledge and belief of Great Lakes Bancorp, Inc., certain information regarding the beneficial ownership of the Great Lakes Bancorp, Inc. common stock as of September 30, 2007 by (i) each person known to Great Lakes Bancorp, Inc. to be the beneficial owner of more than 5% of the outstanding Great Lakes Bancorp, Inc. common stock, (ii) each director and certain named executive officers of Great Lakes Bancorp, Inc. and (iii) all of Great Lakes Bancorp, Inc.’s directors and executive officers as a group.

Security Ownership of Management

Direct and indirect ownership of common stock by each of the directors, each of the Named Executive Officers and by all executive officers as a group is set forth in the following table as of September 30, 2007, together with the percentage of total shares outstanding represented by such ownership. For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Common Stock (1)	Rights to Acquire (2)	Total	Percent of Class (3)
Directors and Nominees for Director:
Barry M. Snyder (4)	559,333	3,478	562,811	5.2
William A. Evans	265,149	14,351	279,500	2.6
Charles G. Cooper	15,021	—	15,021	*
Andrew W. Dorn, Jr.	28,920	43,491	72,411	*
Carolyn B. Frank	13,047	3,478	16,525	*
Robert B. Goldstein	157,461	—	157,461	1.5
Gerard T. Mazurkiewicz (5)	3,261	—	3,261	*
Acea M. Mosey-Pawlowski	127,235	3,478	130,713	1.2
John W. Rose	27,730	—	27,730	*
James A. Smith	173,968	3,478	177,446	1.6
David L. Ulrich	234,187	3,478	237,665	2.2
Frederick A. Wolf	55,777	11,089	66,866	*

Executive Officers (6) :
Michael J. Rogers	5,000	—	5,000	*
Robert McKnight	1,000	—	1,000	*
John P. McGrath	11,200	—	11,200	*
Peter B. Babiarz	2,000	—	2,000	*
Jamel C. Perkins	100	—	100	*

All Directors and Executive Officers as a group (17 persons)	1,680,389	86,321	1,766,710	16.3

* Less than 1%.

(1)

Based upon information furnished to us by each individual named and includes all shares as to which the director or executive officer may be deemed to have sole or shared voting or dispositive power. The rights to acquire is based upon Great Lakes Bancorp, Inc.’s records. This table includes shares held directly, in retirement accounts, by certain members of directors’ or executive officers’ families or by trusts of which the director or executive officer is a trustee or beneficiary.

(2)	Represents shares of stock that can be acquired though stock options exercisable within sixty days after September 30, 2007.

(3)	Assumes shares that each person has rights to acquire are outstanding.

(4)

Includes 2,174 shares of common stock issuable to Mr. Snyder under the 2000 Stock Option Plan and 1,304 shares of common stock issuable to Mr. Snyder under the 2002 Stock Option Plan, all of which options are exercisable.

(5)	Excludes 27,615 shares owned by Venture Group of WNY LLC of which Mr. Mazurkiewicz, a 5.26% owner, disclaims beneficial ownership.

(6)	Excludes Mr. Dorn, who is also a director.

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to us who may be considered a beneficial owner of more than 5% of the outstanding shares of Great Lakes Bancorp, Inc. common stock as of September 30, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Dimensional Fund Advisors, LP (1)	635,383	5.9
1299 Ocean Avenue
Santa Monica, CA 90401
Barry M. Snyder (2)	562,811	5.2
2421 Main Street
Buffalo, NY 14214

(1)	Based on Form 13F filed with the SEC on October 25, 2007. Such party reported sole voting power as to 623,763 shares.

(2)

Includes 2,174 shares of common stock issuable to Mr. Snyder under the 2000 Stock Option Plan and 1,304 shares of common stock issuable to Mr. Snyder under the 2002 Stock Option Plan, all of which options are exercisable.

OTHER MATTERS

As of the date of this document, the Great Lakes Bancorp, Inc. board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

Great Lakes Bancorp, Inc. Annual Meeting Stockholder Proposals

Great Lakes Bancorp, Inc. will hold a 2008 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. In order to be eligible for inclusion in Great Lakes Bancorp, Inc.’s proxy materials for next year’s Annual Meeting of Stockholders, any stockholders proposal to take action at such meeting must have been received by the Corporate Secretary of Great Lakes Bancorp, Inc. at its main office at 2421 Main Street, Buffalo, New York 14214, no later than December 14, 2007. If the 2008 Annual Meeting is held on a date more than 30 calendar days from May 15, 2008, a stockholder proposal must be received by a reasonable time before Great Lakes Bancorp, Inc. begins to print and mail its proxy solicitation for such Annual Meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

Great Lakes Bancorp, Inc.’s bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the Annual Meeting, a stockholder must deliver notice of such nominations to the Secretary no later then the date designated for receipt of stockholder proposals in a prior public disclosure of Great Lakes Bancorp, Inc. If Great Lakes Bancorp, Inc. has not made a prior public disclosure, a stockholder’s nomination must be delivered or mailed and received at the principal executive offices of Great Lakes Bancorp, Inc. no less than 60 days nor more than 90 days prior to the Annual Meeting; provided that if less than 70 days’ notice or prior public disclosure of the date of the Annual Meeting is given to stockholders, such notice must be delivered no later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the full text of the bylaws provisions discussed above may be obtained by writing to Great Lakes Bancorp, Inc.’s Corporate Secretary at 2421 Main Street, Buffalo, New York 14214.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by First Niagara Financial Group, Inc. (File No. 0-23975):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Current Reports on Form 8-K dated October 30, 2007 and;

•

The description of First Niagara Financial Group, Inc. common stock set forth in the registration statement on Form 8-A (0-23975) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

This document also incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Great Lakes Bancorp, Inc. (File No. 1-14879):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; and

•	Current Reports on Form 8-K filed November 2, 2007 and November 8, 2007.

In addition, First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc. are incorporating by reference any documents they may file under the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of Great Lakes Bancorp, Inc. stockholders.

Neither First Niagara Financial Group, Inc. nor Great Lakes Bancorp, Inc. has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of First Niagara Financial Group, Inc. and Great Lakes Bancorp, Inc.; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions in the areas in which we operate;

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	delays or difficulties in the integration by First Niagara Financial Group, Inc. of recently acquired businesses;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets;

•	the concentration of First Niagara Financial Group, Inc.’s operations in New York may adversely affect results if the New York economy or real estate market declines; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRST NIAGARA FINANCIAL GROUP, INC.

AND

GREAT LAKES BANCORP, INC.

SEPTEMBER 9, 2007

ARTICLE I CERTAIN DEFINITIONS		5
1.1.	Certain Definitions	5
ARTICLE II THE MERGER		12
2.1.	Merger	12
2.2.	Effective Time	12
2.3.	Certificate of Incorporation and Bylaws	12
2.4.	Directors and Officers of Surviving Corporation	12
2.5.	Advisory Board	13
2.6.	Effects of the Merger	13
2.7.	Tax Consequences	13
2.8.	Possible Alternative Structures	13
2.9.	Bank Merger	13
2.10.	Additional Actions	14
ARTICLE III CONVERSION OF SHARES		14
3.1.	Conversion of GLB Common Stock; Merger Consideration	14
3.2.	Election Procedures	16
3.3.	Procedures for Exchange of GLB Common Stock	19
3.4.	Reservation of Shares	21
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF GLB		21
4.1.	Standard	22
4.2.	Organization	22
4.3.	Capitalization	23
4.4.	Authority; No Violation	23
4.5.	Consents	24
4.6.	Financial Statements	25
4.7.	Taxes	26
4.8.	No Material Adverse Effect	27
4.9.	Material Contracts; Leases; Defaults	27
4.10.	Ownership of Property; Insurance Coverage	29
4.11.	Legal Proceedings	30
4.12.	Compliance With Applicable Law	30
4.13.	Employee Benefit Plans	31
4.14.	Brokers, Finders and Financial Advisors	34
4.15.	Environmental Matters	34
4.16.	Loan Portfolio	35
4.17.	Securities Documents	36
4.18.	Related Party Transactions	37
4.19.	Deposits	37
4.20.	Antitakeover Provisions Inapplicable; Required Vote	37
4.21.	Registration Obligations	37
4.22.	Risk Management Instruments	37
4.23.	Fairness Opinion	38
4.24.	Trust Accounts	38
4.25.	Intellectual Property	38
4.26.	Labor Matters	38

4.27.	GLB Information Supplied	39
ARTICLE V REPRESENTATIONS AND WARRANTIES OF FNFG		39
5.1.	Standard	39
5.2.	Organization	40
5.3.	Capitalization	40
5.4.	Authority; No Violation	41
5.5.	Consents	41
5.6.	Financial Statements	42
5.7.	Taxes	43
5.8.	No Material Adverse Effect	43
5.9.	Ownership of Property; Insurance Coverage	44
5.10.	Legal Proceedings	44
5.11.	Compliance With Applicable Law	44
5.12.	Employee Benefit Plans	45
5.13.	Environmental Matters	47
5.14.	Loan Losses	47
5.15.	Securities Documents	47
5.16.	Brokers, Finders and Financial Advisors	47
5.17.	FNFG Common Stock	48
5.18.	FNFG Information Supplied	48
ARTICLE VI COVENANTS OF GLB		48
6.1.	Conduct of Business	48
6.2.	Current Information	52
6.3.	Access to Properties and Records	53
6.4.	Financial and Other Statements	54
6.5.	Maintenance of Insurance	55
6.6.	Disclosure Supplements	55
6.7.	Consents and Approvals of Third Parties	55
6.8.	All Reasonable Efforts	55
6.9.	Failure to Fulfill Conditions	55
6.10.	No Solicitation	55
6.11.	Reserves and Merger-Related Costs	58
6.12.	Board of Directors and Committee Meetings	59
ARTICLE VII COVENANTS OF FNFG		59
7.1.	Conduct of Business	59
7.2.	Current Information	59
7.3.	Financial and Other Statements	60
7.4.	Disclosure Supplements	60
7.5.	Consents and Approvals of Third Parties	60
7.6.	All Reasonable Efforts	60
7.7.	Failure to Fulfill Conditions	60
7.8.	Employee Benefits	60
7.9.	Directors and Officers Indemnification and Insurance	62
7.10.	Stock Listing	63
7.11.	Stock and Cash Reserve	63

ARTICLE VIII REGULATORY AND OTHER MATTERS		63
8.1.	GLB Shareholder Meeting	63
8.2.	Proxy Statement-Prospectus	63
8.3.	Regulatory Approvals	65
8.4.	Affiliates	65
ARTICLE IX CLOSING CONDITIONS		65
9.1.	Conditions to Each Party’s Obligations under this Agreement	65
9.2.	Conditions to the Obligations of FNFG under this Agreement	66
9.3.	Conditions to the Obligations of GLB under this Agreement	67
ARTICLE X THE CLOSING		68
10.1.	Time and Place	68
10.2.	Deliveries at the Pre-Closing and the Closing	68
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER		68
11.1.	Termination.	68
11.2.	Effect of Termination	71
11.3.	Amendment, Extension and Waiver	72
ARTICLE XII MISCELLANEOUS		72
12.1.	Confidentiality	72
12.2.	Public Announcements	72
12.3.	Survival	73
12.4.	Notices	73
12.5.	Parties in Interest	74
12.6.	Complete Agreement	74
12.7.	Counterparts	75
12.8.	Severability	75
12.9.	Governing Law	75
12.10.	Interpretation	75
12.11.	Specific Performance	75

Exhibit A	Form of GLB Voting Agreement
Exhibit B	[left intentionally blank]
Exhibit C	Affiliates Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 9, 2007, by and between First Niagara Financial Group, Inc., a Delaware corporation (“FNFG”), and Great Lakes Bancorp, Inc., a Delaware corporation (“GLB”).

WHEREAS, the Board of Directors of each of FNFG and GLB (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, GLB will merge with and into FNFG (the “Merger”), and immediately thereafter Greater Buffalo Savings Bank, a New York chartered stock savings bank and wholly owned subsidiary of GLB (“GBSB”), will be merged with and into First Niagara Bank, a federally chartered stock savings bank and wholly owned subsidiary of FNFG (“First Niagara Bank”); and

WHEREAS, as a condition to the willingness of FNFG to enter into this Agreement, each of the directors of GLB has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with FNFG (the “GLB Voting Agreements”), pursuant to which each such director has agreed, among other things, to vote all shares of common stock of GLB owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the GLB Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment hereto.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

“Bank Merger” shall mean the merger of GBSB with and into First Niagara Bank, with First Niagara Bank as the surviving institution, which merger shall occur immediately following the Merger.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OTS, the FRB, the FDIC and the Department, which regulates First Niagara Bank or GBSB, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Cash Consideration” shall have the meaning set forth in Section 3.1.3.

“Cash Election” shall have the meaning set forth in Section 3.1.3.

“Cash Election Shares” shall have the meaning set forth in Section 3.1.3.

“Certificate” shall mean certificates evidencing shares of GLB Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.

“Department” shall mean the Banking Department of the State of New York, and where appropriate shall include the Superintendent of Banks of the State of New York and the Banking Board of the State of New York.

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 3.1.4.

“Dissenting Shareholder” shall have the meaning set forth in Section 3.1.4.

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Election Deadline” shall have the meaning set forth in Section 3.2.3.

“Election Form” shall have the meaning set forth in Section 3.2.2.

“Election Form Record Date” shall have the meaning set forth in Section 3.2.2.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean Mellon Investor Services, LLC, or such other bank or trust company or other agent designated by FNFG, and reasonably acceptable to GLB, which shall act as agent for FNFG in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.3.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“First Niagara Bank” shall mean First Niagara Bank, a federally chartered stock savings association, with its principal offices located at 6950 South Transit Road, P.O. Box 514, Lockport, New York, which is a wholly owned subsidiary of FNFG.

“First Niagara Commercial Bank” shall mean the wholly owned, commercial bank subsidiary of First Niagara Bank that is chartered under the laws of the State of New York and is limited to those activities set forth in Section 2(a)(5)(E)(ii) of the BHCA.

“FNFG” shall mean First Niagara Financial Group, Inc., a Delaware corporation, with its principal executive offices located at 6950 South Transit Road, Lockport, New York 14095.

“FNFG Common Stock” shall mean the common stock, par value $.01 per share, of FNFG.

“FNFG DISCLOSURE SCHEDULE” shall mean a written disclosure schedule delivered by FNFG to GLB specifically referring to the appropriate section of this Agreement.

“FNFG Financial Statements” shall mean the (i) the audited consolidated statements of condition (including related notes and schedules) of FNFG and subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of FNFG and subsidiaries for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in FNFG’s annual report for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of FNFG and subsidiaries as of the end of each calendar quarter following December 31, 2006, and for the periods then ended, as filed by FNFG in its Securities Documents.

“FNFG Regulatory Agreement” shall have the meaning set forth in Section 5.11.3.

“FNFG Stock Benefit Plans” shall mean the 1999 Stock Option Plan, the 1999 Recognition and Retention Plan and the 2002 Long-Term Incentive Stock Benefit Plan.

“FNFG Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by FNFG or First Niagara Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of First Niagara Bank.

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of New York.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“GBSB” shall mean Greater Buffalo Savings Bank, a New York chartered stock savings bank, with its principal offices located at 2421 Main Street, Buffalo, New York, 14214, which is a wholly owned subsidiary of GLB.

“GLB” shall mean Great Lakes Bancorp, Inc., a Delaware corporation, with its principal offices located at 2421 Main Street, Buffalo, New York, 14214.

“GLB Common Stock” shall mean the common stock, par value $0.01 per share, of GLB.

“GLB DISCLOSURE SCHEDULE” shall mean a written disclosure schedule delivered by GLB to FNFG specifically referring to the appropriate section of this Agreement.

“GLB Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of GLB and subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of operations, stockholders’ equity and cash flows (including related notes and schedules, if any) of GLB and subsidiaries for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in GLB’s annual report for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of GLB and subsidiaries as of the end of each calendar quarter following December 31, 2006 and for the periods then ended, as filed by GLB in its Securities Documents.

“GLB Option Plans” shall mean the GLB 2000 Stock Option, the GLB 2002 Stock Option Plan and the Bay View Capital Corporation 1995 Stock Option and Incentive Plan, and any amendments thereto.

“GLB Option” shall mean an option to purchase shares of GLB Common Stock granted pursuant to the GLB Option Plans and as set forth in GLB DISCLOSURE SCHEDULE 4.3.1.

“GLB Recommendation” shall have the meaning set forth in Section 8.1.

“GLB Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.

“GLB Regulatory Reports” means the Call Reports of GBSB and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2007, through the Closing Date, and all Reports filed with the FDIC by GLB from March 31, 2007 through the Closing Date.

“GLB Shareholders Meeting” shall have the meaning set forth in Section 8.1.1.

“GLB Subsidiary” means any corporation, of which more than 50% of the capital stock is owned, either directly or indirectly, by GLB or GBSB, except any corporation the stock of which is held in the ordinary course of the lending activities of GBSB.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” shall mean the Home Owners’ Loan Act, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.

“Material Adverse Effect” shall mean, with respect to FNFG or GLB, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of FNFG and its Subsidiaries taken as a whole, or GLB and its Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either GLB, on the one hand, or FNFG, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of FNFG or GLB, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, or (g) any charge or reserve taken by GLB at the request of FNFG pursuant to Section 6.11 of this Agreement.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Merger” shall mean the merger of GLB with and into FNFG (or a subsidiary thereof) pursuant to the terms hereof.

“Merger Consideration” shall mean the cash or FNFG Common Stock, or combination thereof, in an aggregate per share amount to be paid by FNFG for each share of GLB Common Stock, as set forth in Section 3.1.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of FNFG Common Stock to be offered to holders of GLB Common Stock in connection with the Merger.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“OTS” shall mean the Office of Thrift Supervision or any successor thereto.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.13.2.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2.5.

“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.

“Stock Consideration” shall have the meaning set forth in Section 3.1.3.

“Stock Conversion Number” shall have the meaning set forth in Section 3.2.1.

“Stock Election” shall have the meaning set forth in Section 3.1.3.

“Stock Election Number” shall have the meaning set forth in Section 3.2.4.

“Stock Election Shares” shall have the meaning set forth in Section 3.1.3.

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Termination Date” shall mean June 30, 2008.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1. Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) GLB shall merge with and into FNFG, with FNFG as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of GLB shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of GLB shall be vested in and assumed by FNFG. As part of the Merger, each share of GLB Common Stock (other than Dissenting Shares and Treasury Stock) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof. Immediately after the Merger, GBSB shall merge with and into First Niagara Bank, with First Niagara Bank as the resulting institution.

2.2. Effective Time.

The Closing shall occur no later than the close of business on the fifth business day following the latest to occur of (i) the receipt of all Regulatory Approvals, (ii) GLB shareholder approval of the Merger, or (iii) the passing of any applicable waiting periods; or at such other date or time upon which FNFG and GLB mutually agree (the “Closing”). The Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State on the day of the Closing (the “Closing Date”), in accordance with the DGCL. The “Effective Time” means the date and time upon which the certificate of merger is filed with the Delaware Office of the Secretary of State, or as otherwise stated in the certificate of merger, in accordance with the DGCL.

2.3. Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of FNFG as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4. Directors and Officers of Surviving Corporation.

The directors of FNFG immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of FNFG immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5. Advisory Board.

Effective immediately after the Effective Time, Gerard T. Mazurkiewicz and David L. Ulrich shall be appointed to the currently existing Western New York Advisory Board of First Niagara Bank (the “Advisory Board”).

2.6. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL.

2.7. Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither FNFG, GLB nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. FNFG and GLB each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinion contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinion.

2.8. Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time FNFG shall be entitled to revise the structure of the Merger or the Bank Merger, including without limitation, by merging GLB into a wholly owned subsidiary of FNFG, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (ii) there are no adverse Federal or state income tax consequences to GLB shareholders as a result of the modification; (iii) the consideration to be paid to the holders of GLB Common Stock under this Agreement is not thereby changed in kind, value or reduced in amount; and (iv) such modification will not delay materially or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger and the Bank Merger or otherwise cause any condition to Closing set forth in Article IX not to be capable of being fulfilled. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.9. Bank Merger

FNFG and GLB shall use their reasonable best efforts to cause the merger of GBSB with and into First Niagara Bank, with First Niagara Bank as the surviving institution, to occur as soon as practicable after the Effective Time. In addition, following the execution and delivery of this Agreement, FNFG will cause First Niagara Bank, and GLB will cause GBSB, to execute and deliver a mutually acceptable Plan of Bank Merger.

2.10. Additional Actions

If, at any time after the Effective Time, FNFG shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in FNFG its right, title or interest in, to or under any of the rights, properties or assets of GLB, GBSB, or (ii) otherwise carry out the purposes of this Agreement, GLB and its officers and directors shall be deemed to have granted to FNFG an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FNFG its right, title or interest in, to or under any of the rights, properties or assets of GLB or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the FNFG are authorized in the name of GLB or otherwise to take any and all such action.

ARTICLE III

CONVERSION OF SHARES

3.1. Conversion of GLB Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of FNFG, GLB or the holders of any of the shares of GLB Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1. Each share of FNFG Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2. All shares of GLB Common Stock held in the treasury of GLB (“Treasury Stock”) and each share of GLB Common Stock owned by FNFG immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3. Subject to the provisions of this Article III, each share of GLB Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 3.2, the following, without interest:

(A) for each share of GLB Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 3.2 (a “Cash Election”), cash from FNFG in an amount equal to $14.00 (the “Cash Consideration”) (collectively, “Cash Election Shares”);

(B) for each share of GLB Common Stock with respect to which an election to receive FNFG Common Stock has been effectively made and not revoked or lost, pursuant to Section 3.2 (a “Stock Election”), .993 shares (“the Exchange Ratio”) of FNFG Common (the “Stock Consideration”) (collectively, the “Stock Election Shares”);

(C) a combination of the Cash Consideration and the Stock Consideration (a “Mixed Election” and collectively the “Mixed Election Shares”); and

(D) for each share of GLB Common Stock other than shares as to which a Cash Election, a Stock Election or a Mixed Election has been effectively made and not revoked or lost, pursuant to Section 3.2 (collectively, “Non-Election Shares”), such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 3.2.

3.1.4. Each outstanding share of GLB Common Stock the holder of which has perfected his right to dissent under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. GLB shall give FNFG prompt notice upon receipt by GLB of any written demand for payment of the fair value of such shares of GLB Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and FNFG shall have the right to participate in all negotiations and proceedings with respect to any such demands. GLB shall not, except with the prior written consent of FNFG, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

3.1.5. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of GLB Common Stock shall be converted into a right to receive cash or FNFG Common Stock in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time (or the Election Deadline), each share of GLB Common Stock of such holder shall be treated as a Non-Election Share.

3.1.6. After the Effective Time, shares of GLB Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section represent the right to receive the Merger Consideration (or as to Dissenting Shares, such rights as provided by the DGCL) and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by GLB on such shares of GLB Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.7. In the event FNFG changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of FNFG Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding FNFG Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to FNFG Common Stock if FNFG issues additional shares of Common Stock and receives fair market value consideration for such shares.

3.2. Election Procedures.

3.2.1. Holders of GLB Common Stock may elect to receive shares of FNFG Common Stock or cash (in either case without interest) in exchange for their shares of GLB Common Stock in accordance with the procedures set forth herein; provided that, in the aggregate, and subject to the provisions of 3.2, 50% of the total number of shares of GLB Common Stock issued and outstanding at the Effective Time, including any Dissenting Shares but excluding any Treasury Shares (the “Stock Conversion Number”), shall be converted into the Stock Consideration and the remaining outstanding shares of GLB Common Stock shall be converted into the Cash Consideration. Shares of GLB Common Stock as to which a Cash Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Shares.” Shares of GLB Common Stock as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of GLB Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of shares of GLB Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” Any Dissenting Shares shall be deemed to be Cash Election Shares, and the holders thereof shall in no event receive consideration comprised of FNFG Common Stock with respect to such shares; provided; however, that for purposes of making the proration calculations provided for in this Section 3.2, only Dissenting Shares as existing at the Effective Time shall be deemed Cash Election Shares.

3.2.2. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as GLB and FNFG shall mutually agree (“Election Form”), shall be mailed no more than 40 business days and no less than 20 business days prior to the anticipated Effective Time or on such earlier date as FNFG and GLB shall mutually agree (the “Mailing Date”) to each holder of record of GLB Common Stock as of five business days prior to the Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 3.2, (i) to elect to receive the Cash Consideration for all of the shares of GLB Common Stock held by such holder, in accordance with Section 3.1.3, (ii) to elect to receive the Stock Consideration for all of such shares, in accordance with Section 3.1.3, (iii) elect to receive the Stock Consideration for a part of such holder’s GLB Common Stock and the Cash consideration for the remaining part of such holder’s GLB Common Stock, or (iv) to indicate that such record holder has no preference as to the receipt of cash or FNFG Common Stock for such shares. A holder of record of shares of GLB Common Stock who holds such shares as nominee, trustee or in another representative capacity

(a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of GLB Common Stock held by such Representative for a particular beneficial owner. Any shares of GLB Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

3.2.3. To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 20th day following the Mailing Date (or such other time and date as FNFG and GLB may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. GLB shall use its reasonable best efforts to make available up to two separate Election Forms, or such additional Election Forms as FNFG may permit, to all persons who become holders (or beneficial owners) of GLB Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. GLB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of GLB Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If an GLB shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of GLB Common Stock held by such shareholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. FNFG shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All elections shall be revoked automatically if the Exchange Agent is notified in writing by FNFG or GLB, upon exercise by FNFG or GLB of its respective or their mutual rights to terminate this Agreement to the extent provided under Article XI, that this Agreement has been terminated in accordance with Article XI.

3.2.4. If the aggregate number of shares of GLB Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration.

3.2.5. If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

3.2.6. Adjustment to Preserve Tax Treatment. Notwithstanding anything in this Article III to the contrary, if the aggregate value of the Stock Consideration to be delivered as of the Effective Time, less the amount of cash paid in lieu of fractional shares of FNFG Common Stock pursuant to Section 3.2.7 (the “Stock Value”), is less than 40% of the sum of (i) the aggregate value of the Merger Consideration to be delivered as of the Effective Time, plus (ii) the value of any consideration described in Treasury Regulations Section 1.368-1(e)(1)(ii), plus (iii) cash paid to holders of Dissenting Shares, plus (iv) the value of any consideration paid by FNFG or any of its Subsidiaries (or any “related person” to FNFG or any of its Subsidiaries within the meaning of Treasury Regulations Section 1.368-1(e)(3)) to acquire shares of GLB Common Stock prior to the Effective Time (such sum, the “Aggregate Value”), then FNFG may reduce the number of shares of outstanding GLB Common Stock entitled to receive the Cash Consideration and correspondingly increase the number of shares of GLB Common Stock entitled to receive the Stock Consideration by the minimum amount necessary to cause the Stock Value to equal 40% of the Aggregate Value.

3.2.7. No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FNFG Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to FNFG Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of FNFG. In lieu of the issuance of any such fractional share, FNFG shall pay to each former holder of GLB Common Stock who otherwise would be entitled to receive a fractional share of FNFG Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of FNFG Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of GLB Common Stock owned by a GLB shareholder shall be combined so as to calculate the maximum number of whole shares of FNFG Common Stock issuable to such GLB shareholder.

3.3. Procedures for Exchange of GLB Common Stock.

3.3.1. FNFG to Make Merger Consideration Available. After the Election Deadline and no later than the Closing Date, FNFG shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of GLB Common Stock, for exchange in accordance with this Section 3.3, certificates representing the shares of FNFG Common Stock and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III (including any cash that may be payable in lieu of any fractional shares of GLB Common Stock) (such cash and certificates for shares of FNFG Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.3.2. Exchange of Certificates. FNFG shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the GLB Common Stock represented by such Certificates shall have been converted as a result of the Merger. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of FNFG Common Stock (if any) to which such former holder of GLB Common Stock shall have become entitled pursuant to the provisions of Section 3.1 or 3.2 hereof, (ii) a check representing that amount of cash (if any) to which such former holder of GLB Common Stock shall have become entitled pursuant to the provisions of Section 3.1 or 3.2 hereof and (iii) a check representing the amount of cash (if any) payable in lieu of fractional shares of FNFG Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares. Certificates surrendered for exchange by any person who is an “affiliate” of GLB for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of FNFG Common Stock until FNFG has received the written agreement of such person contemplated by Section 8.4 hereof.

3.3.3. Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding GLB Common Stock shall have no rights, after the Effective Time, with respect to such GLB Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement (or as to Dissenting Shares, such rights as provided by the DGCL). No dividends or other distributions declared after the Effective Time with respect to FNFG Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.3. After the surrender of a Certificate in accordance with this Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FNFG Common Stock represented by such Certificate.

3.3.4. Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.3.5. Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of GLB of the GLB Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

3.3.6. Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, FNFG shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to FNFG (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither FNFG nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by FNFG, the posting by such person of a bond in such amount as FNFG may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.3.8. Withholding. FNFG or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of GLB Common Stock such amounts as FNFG (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by FNFG or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the GLB Common Stock in respect of whom such deduction and withholding were made by FNFG or the Exchange Agent.

3.3.9. Treatment of GLB Options. GLB DISCLOSURE SCHEDULE 4.3.1 sets forth all of the outstanding GLB Options as of the date hereof. Prior to and effective as of the Effective Time, GLB shall take all actions necessary to terminate the GLB Option Plans (and all other option plans listed in GLB DISCLOSURE SCHEDULE 4.9.1(ii). Holders of all unexercised GLB Options as of the Effective Time will receive, in cancellation of their GLB Options, a cash payment from GLB immediately prior to the Effective Time, in an amount equal to the product of (x) the number of shares of GLB Common Stock provided for in such GLB Option and (y) the excess, if any, of $14.00 over the exercise price per share provided for in such GLB Option (the “Cash Option Payment”), which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. Prior to the Effective Time, GLB shall use its reasonably best efforts to obtain the written consent of each option holder to the cancellation of the GLB Options in exchange for the Cash Option Payment, provided that the failure to obtain each consent shall not be a breach of this agreement, provided further that the execution of this Agreement confirms the agreement of Andrew W. Dorn, Jr., Michael J. Rogers and Peter B. Babiarz, and the current directors of GLB, to enter into such written consent.

3.3.10. 3.4 Reservation of Shares. FNFG shall reserve for issuance a sufficient number of shares of the FNFG Common Stock for the purpose of issuing shares of FNFG Common Stock to the GLB shareholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GLB

GLB represents and warrants to FNFG that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), subject to the standard set forth in Section 4.1 and except as set forth in the GLB DISCLOSURE SCHEDULE delivered by GLB to FNFG on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date. GLB has made a good faith effort to ensure that the disclosure on each schedule of the GLB DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the GLB DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of GLB shall include the Knowledge of GBSB.

4.1. Standard.

No representation or warranty of GLB contained in this Article IV shall be deemed untrue or incorrect, and GLB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.2 (other than the last sentence of Sections 4.2.1 and 4.2.2), and Sections 4.2.4, 4.2.5, 4.3, 4.4, 4.13.5, 4.13.8, 4.13.10 and 4.13.11, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained. Provided further, that as to the representations contained in Sections 4.13.5, 4.13.8, 4.13.10, 4.13.11, if there is a breach that relates to an undisclosed payment, expense accrual or cost in excess of $300,000 (either individually or in the aggregate), such breach shall be considered material.

4.2. Organization.

4.2.1. GLB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the BHCA. GLB has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.2.2. GBSB is a New York chartered savings bank duly organized, validly existing and in good standing (to the extent required) under the laws of the State of New York. The deposits of GBSB are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by GBSB when due. GBSB is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3. GLB DISCLOSURE SCHEDULE 4.2.3 sets forth each GLB Subsidiary. Each GLB Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

4.2.4. The respective minute books of GLB, GBSB and each other GLB Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

4.2.5. Prior to the date of this Agreement, GLB has made available to FNFG true and correct copies of the certificate of incorporation or charter and bylaws of GLB, GBSB and each other GLB Subsidiary.

4.3. Capitalization.

4.3.1. The authorized capital stock of GLB consists of 20,000,000 shares of common stock, $0.01 par value per share, of which 10,826,198 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights. There are 99,189 shares of GLB Common Stock held by GLB as treasury stock. Neither GLB nor any GLB Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of GLB Common Stock, or any other security of GLB or a GLB Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of GLB Common Stock or any other security of GLB or any GLB Subsidiary, other than (i) shares issuable under the GLB Option Plans, (ii) capital securities issued by GLB Statutory Trust I (the “Trust”); (iii) debentures issued by GLB to the Trust; (iv) the guarantee issued by GLB to the holders of the capital securities issued by the Trust, and (v) the warrants listed on GLB DISCLOSURE SCHEDULE 4.3.1. GLB DISCLOSURE SCHEDULE 4.3.1 sets forth the name of each holder of options to purchase GLB Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

4.3.2. GLB owns all of the capital stock of GBSB, free and clear of any lien or encumbrance. Except for the GLB Subsidiaries, GLB does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of GLB Subsidiaries, equity interests held by GLB Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of GLB Subsidiaries, including stock in the FHLB. Either GLB or GBSB owns all of the outstanding shares of capital stock of each GLB Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of the Trust, GLB owns 100% of the common securities and less than 100% of the preferred securities.

4.3.3. To GLB’s Knowledge, except as set forth in the GLB DISCLOSURE SCHEDULE 4.3.3, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of GLB Common Stock.

4.4. Authority; No Violation.

4.4.1. GLB has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by GLB’s shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by GLB and the completion by GLB of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of GLB, and no other corporate proceedings on the part of GLB, except for the approval of the GLB shareholders, is necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by GLB, and subject to approval by the shareholders of GLB and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by FNFG, constitutes the valid and binding obligation of GLB, enforceable against GLB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2. Subject to receipt of Regulatory Approvals and GLB’s and FNFG’s compliance with any conditions contained therein, and to the receipt of the approval of the shareholders of GLB, (A) the execution and delivery of this Agreement by GLB, (B) the consummation of the transactions contemplated hereby, and (C) compliance by GLB with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of GLB or any GLB Subsidiary or the charter and bylaws of GBSB; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to GLB or any GLB Subsidiary or any of their respective properties or assets; or (iii) except as set forth on GLB DISCLOSURE SCHEDULE 4.4.2, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of GLB or GBSB under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which GLB or GBSB is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on GLB and the GLB Subsidiaries taken as a whole.

4.5. Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of FNFG Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNFG Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of GLB, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to GLB’s Knowledge, except as set forth on GLB DISCLOSURE SCHEDULE 4.5, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by GLB, and (y) the completion of the Merger and the Bank Merger. GLB has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii)

any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6. Financial Statements.

4.6.1. GLB has previously made available to FNFG the GLB Regulatory Reports. The GLB Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2. GLB has previously made available to FNFG the GLB Financial Statements. The GLB Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations and cash flows of GLB and the GLB Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

4.6.3. At the date of each balance sheet included in the GLB Financial Statements or the GLB Regulatory Reports, neither GLB nor GBSB, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such GLB Financial Statements or GLB Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.6.4. The records, systems, controls, data and information of GLB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of GLB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4. GLB (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to GLB, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of GLB by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to GLB’s outside auditors and the audit committee of GLB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect GLB’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in GLB’s internal control over financial reporting. These disclosures (if any) were made in writing by management to GLB’s auditors and audit committee and a copy has previously been made available to FNFG. As of the date hereof, to the knowledge of GLB, its chief executive officer and chief financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act, without qualification, when next due.

4.6.5. Since June 30, 2006, (i) neither GLB nor any of its Subsidiaries nor, to the Knowledge of GLB, any director, officer, employee, auditor, accountant or representative of GLB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GLB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that GLB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing GLB or any of its Subsidiaries, whether or not employed by GLB or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by GLB or any of its officers, directors, employees or agents to the Board of Directors of GLB or any committee thereof or to any director or officer of GLB.

4.7. Taxes.

Except as set forth in GLB DISCLOSURE SCHEDULE 4.7(a), GLB and the GLB Subsidiaries that are at least 80 percent owned by GLB are members of the same affiliated group within the meaning of Code Section 1504(a). GLB has duly filed all federal, state and material local tax returns required to be filed by or with respect to GLB and every GLB Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to GLB’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from GLB and any GLB Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. Except as set forth in GLB DISCLOSURE SCHEDULE 4.7(b), as of the date of this Agreement, GLB has received no written notice of, and to GLB’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of GLB or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where GLB or any of its Subsidiaries do not file tax returns that GLB or any such Subsidiary is subject to taxation in that jurisdiction. Except as set forth in GLB DISCLOSURE SCHEDULE 4.7(c), GLB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. GLB and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and GLB and each of its

Subsidiaries, to GLB’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

4.8. No Material Adverse Effect.

GLB has not suffered any Material Adverse Effect since December 31, 2006 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on GLB.

4.9. Material Contracts; Leases; Defaults.

4.9.1. Except as set forth in GLB DISCLOSURE SCHEDULE 4.9.1, neither GLB nor any GLB Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of GLB or any GLB Subsidiary, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of GLB or any GLB Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of GLB or any GLB Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by GLB or any GLB Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which GLB or any GLB Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to FNFG or any FNFG Subsidiary; (vi) any other agreement, written or oral, that obligates GLB or any GLB Subsidiary for the payment of more than $50,000 annually or for the payment of more than $100,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment, or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by GLB or any GLB Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).

4.9.2. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in GLB DISCLOSURE SCHEDULE 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither GLB nor any GLB Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3. True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to FNFG on or before the date hereof, and are in full force and effect on the date hereof and neither GLB nor any GLB Subsidiary (nor, to the Knowledge of GLB, any other party to any such contract, arrangement or instrument) has materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument, except as set forth in GLB DISCLOSURE SCHEDULE 4.9.3(a). Except as listed on GLB DISCLOSURE SCHEDULE 4.9.3(b), no party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement. Except as set forth in GLB DISCLOSURE SCHEDULE 4.9.3(c), no plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which GLB or any GLB Subsidiary is a party or under which GLB or any GLB Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in GLB DISCLOSURE SCHEDULE 4.9.3(d), no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of GLB or any GLB Subsidiary or upon the occurrence of a subsequent event; or (y) requires GLB or any GLB Subsidiary to provide a benefit in the form of GLB Common Stock or determined by reference to the value of GLB Common Stock.

4.9.4. Since December 31, 2006, through and including the date of this Agreement, except as publicly disclosed by GLB in the Securities Documents filed or furnished by GLB prior to the date hereof, neither GLB nor any GLB Subsidiary has (i) except for (A) normal increases for employees (other than officers and directors subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006 (which amounts have been previously made available to FNFG), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on GLB DISCLOSURE SCHEDULE 4.13.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of GLB Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under GLB Option Plans, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of GLB or any of its

Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of GLB or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.10. Ownership of Property; Insurance Coverage.

4.10.1. Except as set forth in GLB DISCLOSURE SCHEDULE 4.10, GLB and each GLB Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by GLB or each GLB Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the GLB Regulatory Reports and in the GLB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an GLB Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not materially and adversely affect the value or use of such real property, and (iv) those described and reflected in the GLB Financial Statements. GLB and the GLB Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by GLB and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

4.10.2. With respect to all material agreements pursuant to which GLB or any GLB Subsidiary has purchased securities subject to an agreement to resell, if any, GLB or such GLB Subsidiary, as the case may be, has a lien or security interest (which to GLB’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3. GLB and each GLB Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither GLB nor any GLB Subsidiary, except as disclosed in GLB DISCLOSURE SCHEDULE 4.10.3(a), has received notice from any insurance carrier during the past two years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by GLB or any GLB Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last two years GLB and each GLB

Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. GLB DISCLOSURE SCHEDULE 4.10.3(b) identifies all material policies of insurance maintained by GLB and each GLB Subsidiary as well as the other matters required to be disclosed under this Section.

4.11. Legal Proceedings.

Except as set forth in GLB DISCLOSURE SCHEDULE 4.11, neither GLB nor any GLB Subsidiary is a party to any, and there are no pending or, to GLB’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against GLB or any GLB Subsidiary, (ii) to which GLB or any GLB Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of GLB or GBSB to perform under this Agreement, except, in each of (i) through (iv) above, for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on GLB.

4.12. Compliance With Applicable Law.

4.12.1. To GLB’s Knowledge, and except as set forth in GLB DISCLOSURE SCHEDULE 4.12.1, each of GLB and each GLB Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither GLB nor any GLB Subsidiary has received any written notice to the contrary. The Board of Directors of GBSB has adopted and GBSB has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

4.12.2. Each of GLB and each GLB Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of GLB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.12.3. For the period beginning January 1, 2003 as to GBSB, and for the period beginning June 30, 2006 for GLB and each GLB Subsidiary (other than GBSB), neither GLB nor any GLB Subsidiary has received any written notification or, to GLB’s Knowledge, any other communication from any Bank Regulator (i) asserting that GLB or any GLB Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to GLB or any GLB Subsidiary; (iii) requiring, or threatening to require, GLB or any GLB Subsidiary, or indicating that GLB or any GLB Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of GLB or any GLB Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of GLB or any GLB Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “GLB Regulatory Agreement”). Neither GLB nor any GLB Subsidiary (other than GBSB) has consented to or entered into any GLB Regulatory Agreement that is currently in effect or that was in effect since June 30, 2006, and GBSB has not consented to or entered into any GLB Regulatory Agreement that is currently in effect or that was in effect since June 30, 2003. The most recent regulatory rating given to GBSB as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

4.12.4. Since December 31, 2006, GLB has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. GLB DISCLOSURE SCHEDULE 4.12.4 sets forth, as of July 31, 2007, a schedule of all executive officers and directors of GLB who have outstanding loans from GLB or GBSB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.13. Employee Benefit Plans.

4.13.1. GLB DISCLOSURE SCHEDULE 4.13.1 includes a descriptive list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other benefit policies and procedures), fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by GLB or any GLB Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of GLB or any GLB Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “GLB Compensation and Benefit Plans”). Except as set forth in GLB DISCLOSURE SCHEDULE 4.13.1, neither GLB nor any of its Subsidiaries has any commitment to create any additional GLB Compensation and Benefit Plan or to materially modify, change or renew any existing GLB Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof, GLB has made available to FNFG true and correct copies of the GLB Compensation and Benefit Plans.

4.13.2. To the Knowledge of GLB and except as disclosed in GLB DISCLOSURE SCHEDULE 4.13.2, each GLB Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each GLB Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, is subject of a “Favorable Letter” within the meaning of Rev. Proc. 2006-27 Section 5.01, and GLB is not aware of any circumstances which are reasonably likely to result in revocation of any such Favorable Letter. There is no material pending or, to the Knowledge of GLB, threatened action, suit or claim relating to any of the GLB Compensation and Benefit Plans (other than routine claims for benefits). Neither GLB nor any GLB Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any GLB Compensation and Benefit Plan that would reasonably be expected to subject GLB or any GLB Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3. GLB does not maintain any defined benefit pension plan. To the Knowledge of GLB, and except as set forth in GLB DISCLOSURE SCHEDULE 4.13.3, there is no pending investigation or enforcement action by any Governmental Entity or Bank Regulator with respect to any GLB Compensation and Benefit Plan, or any plan maintained by any entity which is considered one employer with GLB under Section 4001(b)(1) of ERISA or Code Section 414 (“ERISA Affiliate”)(such plan being referred to as an “ERISA Affiliate Plan”). Neither GLB, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

4.13.4. Except as set forth in GLB DISCLOSURE SCHEDULE 4.13.4, all material contributions required to be made under the terms of any GLB Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which GLB or any GLB Subsidiary is a party or a sponsor have been timely made, and all contributions and funding obligations are accrued on GLB’s consolidated financial statements to the extent required by GAAP. GLB and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable GLB Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

4.13.5. Except as set forth in GLB DISCLOSURE SCHEDULE 4.13.5(a), neither GLB nor any GLB Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any GLB Compensation and Benefit Plan, other than benefits mandated by COBRA or other applicable law. Except as set forth in GLB DISCLOSURE SCHEDULE 4.13.5(b), there has been no communication to employees by GLB or any GLB Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

4.13.6. Except as set forth in GLB DISCLOSURE SCHEDULE 4.13.6, GLB and its Subsidiaries do not maintain any GLB Compensation and Benefit Plans covering employees who are not United States residents.

4.13.7. With respect to each GLB Compensation and Benefit Plan, if applicable, GLB has provided or made available to FNFG copies of: (A) any trust instruments and insurance contracts; (B) the three most recent Forms 5500 filed with the IRS; (C) the three most recent actuarial reports and financial statements; (D) the most recent summary plan description; (E) most recent Favorable Letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last three years; and (G) the most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

4.13.8. Except as disclosed in GLB DISCLOSURE SCHEDULE 4.13.8, the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any GLB Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any GLB Compensation and Benefit Plan.

4.13.9. Except as disclosed in GLB DISCLOSURE SCHEDULE 4.13.9, neither GLB nor any GLB Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.13.10. To the Knowledge of GLB, the consummation of the Mergers and the Bank Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of GLB or any GLB Subsidiary to any actual or deemed payment (or benefit) which could constitute a “parachute payment” (as such term is defined in Section 280G of the Code), except as set forth in GLB DISCLOSURE SCHEDULE 4.13.10.

4.13.11. Except as disclosed in GLB DISCLOSURE SCHEDULE 4.13.11, there are no stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the GLB Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.13.12. GLB DISCLOSURE SCHEDULE 4.13.12(a) sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees whose annual rate of salary is $50,000 or greater, of GBSB or GLB, their title and rate of salary, and their date of hire. GLB DISCLOSURE SCHEDULE 4.13.12(b) sets forth any changes to any GLB Compensation and Benefit Plan since December 31, 2006.

4.14. Brokers, Finders and Financial Advisors.

Neither GLB nor any GLB Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) by GLB and the fee payable pursuant thereto. A true and correct copy of the engagement agreement with Sandler O’Neill, setting forth the fee payable to Sandler O’Neill for its services rendered to GLB in connection with the Merger and transactions contemplated by this Agreement, is attached to GLB DISCLOSURE SCHEDULE 4.14.

4.15. Environmental Matters.

4.15.1. Except as may be set forth in GLB DISCLOSURE SCHEDULE 4.15 and any Phase I Environmental Report identified therein, with respect to GLB and each GLB Subsidiary:

(A) Each of GLB and the GLB Subsidiaries, the Participation Facilities, and, to GLB’s Knowledge, the Loan Properties are in substantial compliance with, and are not liable in any material respect under, any Environmental Laws;

(B) GLB has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to GLB’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the GLB Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of the GLB Subsidiaries or any Participation Facility;

(C) Neither GLB nor GBSB has received any written notice, by way of suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding, or otherwise, alleging or indicating that it (or any subsidiary) may be liable under any Environmental Law with respect to any Loan Property;

(D) The properties currently owned or operated by GLB or any GLB Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(E) Neither GLB nor any GLB Subsidiary during the past two years has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(F) To GLB’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by GLB or any of the GLB Subsidiaries or any Participation Facility, and to GLB’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by GLB or any of the GLB Subsidiaries or any Participation Facility; and

(G) To GLB’s Knowledge, during the period of (s) GLB’s or any of the GLB Subsidiaries’ ownership or operation of any of their respective current properties or (t) GLB’s or any of the GLB Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties that could reasonably be expected to result in material liability under the Environmental Laws.

4.15.2. “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

4.16. Loan Portfolio.

4.16.1. The allowance for loan losses reflected in GLB’s audited consolidated balance sheet at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in GLB’s Securities Documents for periods ending after December 31, 2006 was or will be, as the case may be, adequate, as of the dates thereof, under GAAP.

4.16.2. GLB DISCLOSURE SCHEDULE 4.16.2 sets forth a listing, as of July 31, 2007, by account, of: (A) all loans (including loan participations) of GBSB or any other GLB Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of GBSB or any other GLB Subsidiary which have been terminated by GBSB or any other GLB Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which GBSB or any other GLB Subsidiary has given written notice of its intent to terminate during the past twelve months; (D) with respect to all commercial loans (including commercial real estate loans), all notification letters and other written communications from GBSB or any other GLB Subsidiary to any of their respective borrowers, customers or other parties during the past twelve months wherein GBSB or any other GLB Subsidiary has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (E) each borrower, customer or other party which has notified GBSB or any other GLB Subsidiary during the past twelve months of, or has asserted against GBSB or any other GLB Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of GBSB, each borrower, customer or other party which has given GBSB or any other GLB Subsidiary any oral notification of, or orally asserted to or against GBSB or any other GLB Subsidiary, any such claim; (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (G) all assets classified by GBSB or any GBSB Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. DISCLOSURE SCHEDULE 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $100,000, provided that DISCLOSURE SCHEDULE 4.16.2 includes, for each category described, the aggregate amount of individual loans with a principal outstanding balance of less than $100,000 that has been excluded.

4.16.3. All loans receivable (including discounts) and accrued interest entered on the books of GLB and the GLB Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of GLB’s or the appropriate GLB Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in GLB DISCLOSURE SCHEDULE 4.16.3(a). To the Knowledge of GLB, the loans, discounts and the accrued interest reflected on the books of GLB and the GLB Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. Except as set forth in GLB DISCLOSURE SCHEDULE 4.16.3(b), all such loans are owned by GLB or the appropriate GLB Subsidiary free and clear of any liens.

4.16.4. The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.17. Securities Documents.

GLB has made available to FNFG copies of its (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004, (ii) quarterly reports on Form 10-Q for the quarters ended March 31 and June 30 2007, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2007, 2006 and 2005. Such reports, prospectus and proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

4.18. Related Party Transactions.

Except as described in GLB’s Proxy Statement distributed in connection with the annual meeting of shareholders held in May 2007 (which has previously been provided to FNFG), or as set forth in GLB DISCLOSURE SCHEDULE 4.18, neither GLB nor any GLB Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any director or officer of GLB or any GLB Subsidiary, or any affiliate thereof. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of GLB or any GLB Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither GLB nor any GLB Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by GLB is inappropriate.

4.19. Deposits.

Except as set forth in GLB DISCLOSURE SCHEDULE 4.19, none of the deposits of GLB or any GLB Subsidiary is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.20. Antitakeover Provisions Inapplicable; Required Vote.

The Board of Directors of GLB has, to the extent such statute is applicable, taken all action (including appropriate approvals of the Board of Directors of GLB) necessary to exempt FNFG, the Merger, the Merger Agreement and the transactions contemplated hereby from Section 203 of the DGCL. The affirmative vote of a majority of the issued and outstanding shares of GLB Common Stock is required to approve this Agreement and the Merger under GLB’s certificate of incorporation and the DGCL.

4.21. Registration Obligations.

Neither GLB nor any GLB Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.22. Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for GLB’s own account, or for the account of one or more of GLB’s Subsidiaries or their customers (all of which are set forth in GLB DISCLOSURE SCHEDULE 4.22), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of GLB, with counterparties believed to be financially responsible at the time; and to GLB’s Knowledge each of them constitutes the valid and legally binding obligation of GLB or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither GLB nor any GLB Subsidiary, nor to the Knowledge of GLB any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.23. Fairness Opinion.

GLB has received a written opinion from Sandler O’Neill to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of GLB pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24. Trust Accounts

GBSB and each of its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither GBSB nor any other GLB Subsidiary, and to the Knowledge of GLB, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.25. Intellectual Property

GLB and each GLB Subsidiary owns or, to GLB’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in their business, each without payment (except as set forth in GLB DISCLOSURE SCHEDULE 4.25), and neither GLB nor any GLB Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. GLB and each GLB Subsidiary have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of GLB, the conduct of the business of GLB and each GLB Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.26. Labor Matters

There are no labor or collective bargaining agreements to which GLB or any GLB Subsidiary is a party. To the Knowledge of GLB, there is no union organizing effort pending or threatened against GLB or any GLB Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of GLB, threatened against GLB or any GLB Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of GLB, threatened against GLB or any GLB Subsidiary (other than routine employee grievances that are not related to union employees). GLB and each GLB Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.27. GLB Information Supplied

The information relating to GLB and any GLB Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF FNFG

FNFG represents and warrants to GLB that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), subject to the standard set forth in Section 5.1, and except as set forth in the FNFG DISCLOSURE SCHEDULE delivered by FNFG to GLB on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, which only need be so correct as of such earlier date. FNFG has made a good faith effort to ensure that the disclosure on each schedule of the FNFG DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the FNFG DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of FNFG shall include the Knowledge of First Niagara Bank and First Niagara Commercial Bank.

5.1. Standard.

No representation or warranty of FNFG contained in this Article V shall be deemed untrue or incorrect, and FNFG shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than the last sentence of Sections 5.2.1 and 5.2.2), 5.3, and 5.4, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

5.2. Organization.

5.2.1. FNFG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. FNFG has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2. First Niagara Bank is a savings bank duly organized, validly existing and in good standing (to the extent required) under federal law. The deposits of First Niagara Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. First Niagara Bank is a member in good standing of the FHLB and own the requisite amount of stock therein.

5.2.3. First Niagara Commercial Bank is a New York chartered commercial bank duly organized, validly existing and in good standing (to the extent required) under the laws of the State of New York. The deposits of First Niagara Commercial Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by First Niagara Commercial Bank when due. The activities of First Niagara Commercial Bank have been limited to those set forth in Section 2(a)(5)(E)(ii) of the BHCA.

5.2.4. FNFG DISCLOSURE SCHEDULE 5.2.4 sets forth each FNFG Subsidiary. Each FNFG Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.5. The respective minute books of FNFG and each FNFG Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

5.2.6. Prior to the date of this Agreement, FNFG has made available to GLB true and correct copies of the certificate of incorporation and bylaws of FNFG and First Niagara Bank and the FNFG Subsidiaries.

5.3. Capitalization.

5.3.1. The authorized capital stock of FNFG consists of 250,000,000 shares of common stock, $0.01 par value, of which 105,352,701 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 50,000,000 shares of preferred stock, $0.01 par value (“FNFG Preferred Stock”), none of which are outstanding. There are 14,692,035 shares of FNFG Common Stock held by FNFG as treasury stock. Neither FNFG nor any FNFG Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FNFG Common Stock, or any other security of FNFG or any securities representing the right to vote, purchase or otherwise receive any shares of FNFG Common Stock or any other security of FNFG, other than shares issuable under the FNFG Stock Benefit Plans.

5.3.2. FNFG owns all of the capital stock of First Niagara Bank free and clear of any lien or encumbrance. First Niagara Bank owns all of the capital stock of First Niagara Commercial Bank free and clear of any lien or encumbrance.

5.3.3. To the Knowledge of FNFG, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNFG Common Stock.

5.4. Authority; No Violation.

5.4.1. FNFG has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FNFG and the completion by FNFG of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of FNFG, and no other corporate proceedings on the part of FNFG, are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by FNFG, and subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by GLB, constitutes the valid and binding obligations of FNFG, enforceable against FNFG in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2. Subject to receipt of Regulatory Approvals and GLB’s and FNFG’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by FNFG, (B) the consummation of the transactions contemplated hereby, and (C) compliance by FNFG with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FNFG or any FNFG Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FNFG or any FNFG Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FNFG or any FNFG Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on FNFG.

5.5. Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the

Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of FNFG Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNFG Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the shareholders of GLB, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to FNFG’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by FNFG, and (y) the completion of the Merger and the Bank Merger. FNFG has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6. Financial Statements.

5.6.1. FNFG has previously made available to GLB the FNFG Financial Statements. The FNFG Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of FNFG and the FNFG Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2. At the date of each balance sheet included in the FNFG Financial Statements, FNFG did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FNFG Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.6.3. The records, systems, controls, data and information of FNFG and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNFG or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3. FNFG (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to FNFG, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of FNFG by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to FNFG’s outside auditors and the audit committee of FNFG’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect FNFG’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FNFG’s internal control over financial reporting. As of the date hereof, to the knowledge of FNFG, its chief executive officer and chief financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 302 of the Sarbanes-Oxley Act, without qualification, when next due.

5.6.4. The allowance for credit losses reflected in FNFG’s audited statement of condition at December 31, 2006 was, and the allowance for credit losses shown on the balance sheets in FNFG’s Securities Documents for periods ending after December 31, 2006 was or will be, as the case may be, adequate, as of the dates thereof, under GAAP.

5.7. Taxes.

FNFG and the FNFG Subsidiaries that are at least 80 percent owned by FNFG are members of the same affiliated group within the meaning of Code Section 1504(a). FNFG has duly filed all federal, state and material local tax returns required to be filed by or with respect to FNFG and each FNFG Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of FNFG, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from FNFG and any FNFG Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. FNFG and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and FNFG and each of its Subsidiaries, to the Knowledge of FNFG, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

5.8. No Material Adverse Effect.

FNFG has not suffered any Material Adverse Effect since December 31, 2006 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FNFG.

5.9. Ownership of Property; Insurance Coverage.

5.9.1. FNFG and each FNFG Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by FNFG or each FNFG Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FNFG Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a FNFG Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the FNFG Financial Statements. FNFG and the FNFG Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by FNFG and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.10. Legal Proceedings.

Except as disclosed in FNFG DISCLOSURE SCHEDULE 5.10, neither FNFG nor any FNFG Subsidiary is a party to any, and there are no pending or, to the Knowledge of FNFG, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against FNFG or any FNFG Subsidiary, (ii) to which FNFG or any FNFG Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of FNFG to perform under this Agreement, except for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

5.11. Compliance With Applicable Law.

5.11.1. To the Knowledge of FNFG, each of FNFG and each FNFG Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither FNFG nor any FNFG Subsidiary has received any written notice to the contrary. The Board of Directors of First Niagara Bank has adopted and First Niagara Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

5.11.2. Each of FNFG and each FNFG Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of FNFG, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.11.3. For the period beginning January 1, 2003, neither FNFG nor any FNFG Subsidiary has received any written notification or, to the Knowledge of FNFG, any other communication from any Bank Regulator (i) asserting that FNFG or any FNFG Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FNFG or First Niagara Bank or First Niagara Commercial Bank; (iii) requiring or threatening to require FNFG or any FNFG Subsidiary, or indicating that FNFG or any FNFG Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FNFG or any FNFG Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNFG or any FNFG Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “FNFG Regulatory Agreement”). Neither FNFG nor any FNFG Subsidiary has consented to or entered into any currently effective FNFG Regulatory Agreement. The most recent regulatory rating given to First Niagara Bank as to compliance with the CRA is satisfactory or better.

5.11.4. Since the enactment of the Sarbanes-Oxley Act, FNFG has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

5.12. Employee Benefit Plans.

5.12.1. FNFG DISCLOSURE SCHEDULE 5.12 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by FNFG or any FNFG Subsidiary and in which employees in general may participate (the “FNFG Compensation and Benefit Plans”).

5.12.2. To the Knowledge of FNFG and except as disclosed in FNFG DISCLOSURE SCHEDULE 5.12.2, each FNFG Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and no notice has been issued by any Governmental Entity questioning or challenging such compliance. All material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each FNFG Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and FNFG is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of FNFG, threatened action, suit or claim relating to any of the FNFG Compensation and Benefit Plans (other than routine claims for benefits). Neither FNFG nor any FNFG Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any FNFG Compensation and Benefit Plan that would reasonably be expected to subject FNFG or any FNFG Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.12.3. No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by FNFG or any of its Subsidiaries to be incurred with respect to any FNFG Compensation and Benefit Plan which is a Defined Benefit Plan or with respect to any ERISA Affiliate Plan currently or formerly maintained by FNFG or any ERISA Affiliate. To the Knowledge of FNFG, no FNFG Defined Benefit Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. No notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any FNFG Defined Benefit Plan within the 12-month period ending on the date hereof. Neither FNFG nor any of its Subsidiaries has provided, or is required to provide, security to any FNFG Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. Neither FNFG, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after January 1, 1998. To the Knowledge of FNFG, there is no pending investigation or enforcement action by any Bank Regulator with respect to any FNFG Compensation and Benefit Plan or any ERISA Affiliate Plan.

5.12.4. All material contributions required to be made under the terms of any FNFG Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which FNFG or any FNFG Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on FNFG’s consolidated financial statements to the extent required by GAAP. FNFG and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable FNFG Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.13. Environmental Matters.

5.13.1. To the Knowledge of FNFG, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon FNFG or any of FNFG Subsidiary. To the Knowledge of FNFG, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FNFG or any FNFG Subsidiary by reason of any Environmental Laws. Neither FNFG nor any FNFG Subsidiary during the past five years has received any written notice from any Person that FNFG or any FNFG Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon FNFG or any FNFG Subsidiary.

5.13.2. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the FNFG ‘s Knowledge, threatened, before any court, governmental agency or other forum against FNFG or any FNFG Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by any of the FNFG .

5.14. Loan Losses.

The allowance for loan losses reflected in FNFG’s audited consolidated balance sheet at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in FNFG’s Securities Documents for periods ending after December 31, 2006 were adequate, as of the dates thereof, under GAAP.

5.15. Securities Documents

FNFG has made available to GLB copies of its (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004, (ii) quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2007, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2007, 2006 and 2005. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.16. Brokers, Finders and Financial Advisors

Neither FNFG nor any FNFG Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Stifel, Nicolaus & Company, Incorporated and the fee payable pursuant thereto.

5.17. FNFG Common Stock

The shares of FNFG Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.18. FNFG Information Supplied

The information relating to FNFG and any FNFG Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by FNFG with respect to statements made or incorporated by reference therein based on information supplied by GLB specifically for inclusion or incorporation by reference in the Merger Registration Statement.

ARTICLE VI

COVENANTS OF GLB

6.1. Conduct of Business.

6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of FNFG, which consent will not be unreasonably withheld, conditioned or delayed, GLB will, and it will cause each GLB Subsidiary to: operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2. Negative Covenants. GLB agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in GLB DISCLOSURE SCHEDULE 6.1.2, or consented to by FNFG in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each GLB Subsidiary not to:

(A) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, or appoint a new director to the board directors;

(B) change the number of authorized or issued shares of its capital stock, issue any shares of GLB Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the GLB Option Plans, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (i) GLB may issue shares of GLB Common Stock upon the valid exercise, in accordance with the information set forth in GLB DISCLOSURE SCHEDULE 4.3.1, of presently outstanding GLB Options issued under the GLB Option Plan, and (ii) any GLB Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice.

(C) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

(D) other than as set forth in GLB DISCLOSURE SCHEDULE 6.1.2(D), make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on GLB DISCLOSURE SCHEDULES 4.9.1 and 4.13.1, (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees, (iii) cash bonuses with respect to the year ending December 31, 2007 in the amounts and to the individuals set forth in GLB DISCLOSURE SCHEDULE 6.1.2(E), and (iv) a contribution to the GBSB 401(k) Plan with respect to the year ending December 31, 2007, consistent with applicable law, up to an amount set forth in GLB DISCLOSURE SCHEDULE 6.1.2(E). Neither GLB nor any GLB Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $50,000, provided that GLB or an GLB Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business.

(F) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(G) merge or consolidate GLB or any GLB Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of GLB or any GLB Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between GLB, or any GLB Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any GLB Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H) sell or otherwise dispose of the capital stock of GLB or sell or otherwise dispose of any asset of GLB or of any GLB Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of GLB or of any GLB Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I) voluntarily take any action which would result in any of the representations and warranties of GLB or GBSB set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating GLB or GBSB;

(K) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which GLB or any GLB Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(L) purchase any equity securities, or purchase any securities other than securities (i) rated “AAA” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount of not more than $5,000,000, (iii) with a weighted average life of not more than three years and (iv) otherwise in the ordinary course of business consistent with past practice;

(M) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the GLB DISCLOSURE SCHEDULE 6.12(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $500,000 for a commercial real estate loan or $1,000,000 for a commercial business loan, or in excess of $500,000 for a residential loan. In addition, the prior approval of FNFG is required with respect to the foregoing: (i) any new loan or credit facility commitment in an amount of $500,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with GBSB, GLB or any GLB Subsidiary, in the aggregate, exceeds $1,000,000 prior thereto or as a result thereof; and (ii) any new loan or credit facility commitment in excess of $500,000 to any person residing, or any property located, outside of New York State;

(N) except as set forth on the GLB DISCLOSURE SCHEDULE 6.12(N), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q) make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(R) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any GLB Employee Plan;

(S) except as set forth in GLB DISCLOSURE SCHEDULE 6.12(S), make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T) except as set forth in GLB DISCLOSURE SCHEDULE 6.12(T), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U) sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) (and provided that First Niagara Bank will be given the first opportunity to purchase any loan participation being sold) or OREO properties (other than sales of OREO which generate a net book loss of not more than $20,000 per property);

(V) undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by GLB or GBSB of more than $25,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;

(W) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $50,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(Y) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(Z) issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with FNFG and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of FNFG (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of FNFG (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(AA) agree to do any of the foregoing.

6.1.3. Stock Purchase Plan.

As soon as practicable following the date of this Agreement, GLB agrees to terminate any pending Offerings under the GLB Stock Purchase Plan (“Stock Purchase Plan”) and to return any funds accumulated from employees and directors pursuant to such Offerings. GLB further agrees that no new Offerings shall be made under the Stock Purchase Plan from the date of this Agreement to the Effective Time and that the Stock Purchase Plan shall be terminated no later than the Effective Time, including cancellation of the reservation of 200,000 shares for issuance under the Plan.

6.2. Current Information.

6.2.1. During the period from the date of this Agreement to the Effective Time, GLB will cause one or more of its representatives to confer with representatives of FNFG and report the general status of its ongoing operations at such times as FNFG may reasonably request. GLB will promptly notify FNFG of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving GLB or any GLB Subsidiary. Without limiting the foregoing, senior officers of FNFG and GLB shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of GLB and its Subsidiaries, in accordance with applicable law, and GLB shall give due consideration to FNFG’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither FNFG nor any FNFG Subsidiary shall under any circumstance be permitted to exercise control of GLB or any GLB Subsidiary prior to the Effective Time.

6.2.2. GBSB and First Niagara Bank shall meet on a regular basis to discuss and plan for the conversion of GBSB’s data processing and related electronic informational systems to those used by First Niagara Bank, which planning shall include, but not be limited to, discussion of the possible termination by GBSB of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by GBSB in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that GBSB shall not be obligated to take any such action prior to the Effective Time and, unless GBSB otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that GBSB takes, at the request of First Niagara Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, First Niagara Bank shall indemnify GBSB for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by GLB, or a termination of this Agreement under Section 11.1.8 or 11.1.9.

6.2.3. GBSB shall provide First Niagara Bank, within fifteen (15) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (iv) and impaired loans. On a monthly basis, GLB shall provide First Niagara Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4. GLB shall promptly inform FNFG upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of GLB or any GLB Subsidiary under any labor or employment law.

6.3. Access to Properties and Records.

Subject to Section 12.1 hereof, GLB shall permit FNFG reasonable access upon reasonable notice to its properties and those of the GLB Subsidiaries, and shall disclose and make available to FNFG during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter GLB reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which FNFG may have a reasonable interest; provided, however, that GLB shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. GLB shall provide and shall request its auditors to provide FNFG with such historical financial information regarding it (and related audit reports and consents) as FNFG may reasonably request for securities disclosure purposes. FNFG shall use commercially reasonable efforts to minimize any interference with GLB’s regular business operations during any such access to GLB’s property, books and records. GLB and each GLB Subsidiary shall permit FNFG, at its expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by GLB or any GLB Subsidiary. In the event any subsurface or phase II site assessments are conducted, FNFG shall indemnify GLB and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.

6.4. Financial and Other Statements.

6.4.1. Promptly upon receipt thereof, GLB will furnish to FNFG copies of each annual, interim or special audit of the books of GLB and the GLB Subsidiaries made by its independent auditors and copies of all internal control reports submitted to GLB by such auditors in connection with each annual, interim or special audit of the books of GLB and the GLB Subsidiaries made by such auditors.

6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, GLB will deliver to FNFG the Securities Documents filed by it with the SEC under the Securities Laws. GLB will furnish to FNFG copies of all documents, statements and reports as it or any GLB Subsidiary shall send to its shareholders, the FDIC, the FRB, the Department or any other regulatory authority, except as legally prohibited thereby. Within 25 days after the end of each month, GLB will deliver to FNFG a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3. GLB will advise FNFG promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of GLB or any of the GLB Subsidiaries.

6.4.4. With reasonable promptness, GLB will furnish to FNFG such additional financial data that GLB possesses and as FNFG may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.5. Maintenance of Insurance.

GLB shall maintain, and cause each GLB Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of theirs properties and the nature of their business

6.6. Disclosure Supplements.

From time to time prior to the Effective Time, GLB will promptly supplement or amend the GLB DISCLOSURE SCHEDULE delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such GLB DISCLOSURE SCHEDULE or which is necessary to correct any information in such GLB DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such GLB DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7. Consents and Approvals of Third Parties.

GLB shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8. All Reasonable Efforts.

Subject to the terms and conditions herein provided, GLB agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9. Failure to Fulfill Conditions.

In the event that GLB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FNFG.

6.10. No Solicitation.

(a) GLB shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than FNFG) any information or data with respect to GLB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which GLB is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by GLB or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of GLB or otherwise, shall be deemed to be a breach of this Agreement by GLB. GLB and its Subsidiaries shall, and shall cause each of GLB Representative to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from FNFG), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving GLB or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of GLB or any of its Subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of GLB and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of GLB or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of GLB or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.10(a), GLB may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) GLB has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.10; (ii) GLB Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to take such actions would be inconsistent with its fiduciary duties to GLB’s shareholders under applicable law; (iii) GLB has provided FNFG with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to GLB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, GLB receives from such Person a confidentiality agreement with terms no less favorable to GLB than those contained in the Confidentiality Agreement. GLB shall promptly provide to FNFG any non-public information regarding GLB or its Subsidiaries provided to any other Person that was not previously provided to FNFG, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that GLB Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of GLB Common Stock or all, or substantially all, of the assets of GLB and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of GLB Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to GLB’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to GLB’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) GLB shall promptly (and in any event within twenty-four (24) hours) notify FNFG in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, GLB or any GLB Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. GLB agrees that it shall keep FNFG informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the GLB Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to FNFG in connection with the transactions contemplated by this Agreement (including the Merger), the GLB Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with GLB Shareholders Meeting or otherwise, inconsistent with the GLB Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the GLB Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause GLB or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring GLB to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.10(d), prior to the date of GLB Shareholders Meeting, the GLB Board may approve or recommend to the shareholders of GLB a Superior Proposal and withdraw, qualify or modify GLB Recommendation in connection therewith (a “GLB Subsequent Determination”) after the fifth (5th) Business Day following FNFG’s receipt of a notice (the “Notice of Superior Proposal”) from GLB advising FNFG that the GLB Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that GLB shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that GLB proposes to accept) if, but only if, (i) the GLB Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that it is required to take such actions to comply with its fiduciary duties to GLB’s shareholders under applicable law, (ii) during the five (5) Business Day Period after receipt of the Notice of Superior Proposal by FNFG, GLB and the GLB Board shall have cooperated and negotiated in good faith with FNFG to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable GLB to proceed with the GLB Recommendation without a GLB Subsequent Determination; provided, however, that FNFG shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of such five (5) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by FNFG since its receipt of such Notice of Superior Proposal, GLB Board has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the GLB Recommendation or the making of a GLB Subsequent Determination by the GLB Board shall not change the approval of the GLB Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the GLB Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(f) Nothing contained in this Section 6.10 shall prohibit GLB or the GLB Board from complying with GLB’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in GLB Recommendation unless GLB Board reaffirms GLB Recommendation in such disclosure.

6.11. Reserves and Merger-Related Costs.

GLB agrees to consult with FNFG with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). FNFG and GLB shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as FNFG shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until FNFG shall have irrevocably certified to GLB that all conditions set forth in Article IX to the obligation of FNFG to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

6.12. Board of Directors and Committee Meetings.

GLB and GBSB shall permit representatives of FNFG (no more than two) to attend any meeting of the Board of Directors of GLB and/or GBSB or the Executive and Loan Committees thereof as an observer, provided that neither GLB nor GBSB shall be required to permit the FNFG representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of GLB or GBSB or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to FNFG’s participation.

ARTICLE VII

COVENANTS OF FNFG

7.1. Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of GLB, which consent will not be unreasonably withheld, FNFG will, and it will cause each FNFG Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or other approvals of Governmental Entities required for the transaction contemplated hereby, or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

7.2. Current Information.

During the period from the date of this Agreement to the Effective Time, FNFG will cause one or more of its representatives to confer with representatives of GLB and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as GLB may reasonably request. FNFG will promptly notify GLB, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution of material litigation involving FNFG and any FNFG Subsidiary. FNFG shall be reasonably responsive to requests by GLB for access to such information and personnel regarding FNFG and its Subsidiaries as may be reasonably necessary for GLB to confirm that the representations and warranties of FNFG contained herein are true and correct and that the covenants of FNFG contained herein have been performed in all material respects; provided, however, that FNFG shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in FNFG’s reasonable judgment, would interfere with the normal conduct of FNFG’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.

7.3. Financial and Other Statements.

FNFG will make available to GLB the Securities Documents filed by it with the SEC under the Securities Laws. FNFG will furnish to GLB copies of all documents, statements and reports as it or FNFG file with the OTS or any other Bank Regulator authority with respect to the Merger. FNFG will furnish to GLB copies of all documents, statements and reports as it or any FNFG Subsidiary sends to the shareholders of FNFG. FNFG will advise GLB promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of FNFG or any FNFG subsidiary.

7.4. Disclosure Supplements.

From time to time prior to the Effective Time, FNFG will promptly supplement or amend the FNFG DISCLOSURE SCHEDULE delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FNFG DISCLOSURE SCHEDULE or which is necessary to correct any information in such FNFG DISCLOSURE SCHEDULE which has been rendered inaccurate thereby. No supplement or amendment to such FNFG DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5. Consents and Approvals of Third Parties.

FNFG shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6. All Reasonable Efforts.

Subject to the terms and conditions herein provided, FNFG agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7. Failure to Fulfill Conditions.

In the event that FNFG determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify GLB.

7.8. Employee Benefits.

7.8.1. FNFG will review all GLB Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by GLB or any GLB Subsidiary are changed or terminated by FNFG, in whole or in part, FNFG shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of FNFG or applicable FNFG Subsidiary (as of the date any such compensation or benefit is provided). Employees of

GLB or any GLB Subsidiary who become participants in an FNFG Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes unless specifically set forth herein) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of GLB or GBSB or any predecessor thereto prior to the Effective Time, provided, however, that credit for prior service shall not be given for any purpose under the FNFG ESOP, and provided further, that credit for benefit accrual purposes will be given only for purposes of FNFG vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of FNFG. This Agreement shall not be construed to limit the ability of FNFG or First Niagara Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

7.8.2. The payments and benefits that would be required to be made under the employment agreements between (i) GLB and/or GBSB and (ii) each of the following individuals, Andrew W. Dorn, Jr. (“Dorn”), Michael J. Rogers (“Rogers”) and Peter B. Babiarz (“Babiarz”), assuming a termination of employment as of March 1, 2008, shall be calculated in accordance with the principles set forth in GLB DISCLOSURE SCHEDULE 7.8.2, which includes explanatory detail and analysis as to the method of the calculation of the payments and benefits due. Each of the executives referenced in this Section 7.8.2 shall sign an acknowledgement in connection with the execution of this Agreement, which shall be included in GLB DISCLOSURE SCHEDULE 7.8.2, agreeing to the application of the principles set forth therein, and upon payment thereunder, shall execute a mutually acceptable release.

7.8.3. Any employee of GLB or any GLB Subsidiary who is not a party to an employment, change in control or severance agreement or contract providing severance payments shall, at the Effective Time, be covered by and eligible to receive severance benefits under the severance plan or policy of FNFG applicable to its employees generally, in accordance with the terms of such plan or policy.

7.8.4. In the event of any termination or consolidation of any GLB health plan with any FNFG health plan, FNFG shall make available to employees of GLB or any GLB Subsidiary who continue employment with FNFG or a FNFG Subsidiary (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to FNFG employees. Unless a Continuing Employee affirmatively terminates coverage under a GLB health plan prior to the time that such Continuing Employee becomes eligible to participate in the FNFG health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the GLB health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of FNFG and their dependents. In the event of a termination or consolidation of any GLB health plan, terminated GLB employees and qualified beneficiaries will have the right to continued coverage under group health plans of FNFG in accordance with COBRA, consistent with the provisions below. In the event of any termination of any GLB health plan, or consolidation of any GLB health plan with any FNFG health plan, any coverage limitation under the FNFG health plan due to any pre-existing condition shall be waived by the FNFG health plan to the degree that such condition was covered by the GLB health plan and such condition would otherwise have been covered by the FNFG health plan in the absence of such coverage limitation. All GLB Employees who cease participating in an GLB health plan and become participants in a comparable FNFG health plan shall receive credit for any co-payment and deductibles paid under GLB’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the FNFG health plan, upon substantiation, in a form satisfactory to FNFG that such co-payment and/or deductible has been satisfied.

7.9. Directors and Officers Indemnification and Insurance.

7.9.1. For a period of six years after the Effective Time, FNFG shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of GLB or a GLB Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FNFG, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of GLB or a GLB Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under applicable state or Federal law, FNFG’s Certificate of Incorporation and Bylaws, and under GLB’s Certificate of Incorporation or Charter and Bylaws. FNFG shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify FNFG (but the failure so to notify FNFG shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices FNFG) and shall deliver to FNFG the undertaking referred to in the previous sentence.

7.9.2. In the event that either FNFG or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of FNFG shall assume the obligations set forth in this Section 7.9.

7.9.3. FNFG shall maintain, or shall cause First Niagara Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of GLB (provided, that FNFG may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall FNFG be required to expend pursuant to this

Section 7.9.3 more than 175% of the annual cost currently expended by GLB with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, FNFG shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, GLB agrees in order for FNFG to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.4. The obligations of FNFG provided under this Section 7.9 are intended to be enforceable against FNFG directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of FNFG.

7.10. Stock Listing.

FNFG agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the FNFG Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of FNFG Common Stock to be issued in the Merger.

7.11. Stock and Cash Reserve.

FNFG agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1. GLB Shareholder Meeting.

GLB will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “GLB Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in GLB’s reasonable judgment, necessary or desirable, (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the GLB shareholders (the “GLB Recommendation”).

8.2. Proxy Statement-Prospectus.

8.2.1. For the purposes (x) of registering FNFG Common Stock to be offered to holders of GLB Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the GLB Shareholders Meeting, FNFG shall draft and prepare, and GLB shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the GLB shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). FNFG shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of FNFG and GLB shall use their reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of GLB and FNFG shall thereafter promptly mail the Proxy Statement-Prospectus to the GLB shareholders. FNFG shall also use its reasonably best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and GLB shall furnish all information concerning GLB and the holders of GLB Common Stock as may be reasonably requested in connection with any such action.

8.2.2. GLB shall provide FNFG with any information concerning itself that FNFG may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and FNFG shall notify GLB promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to GLB promptly copies of all correspondence between FNFG or any of their representatives and the SEC. FNFG shall give GLB and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give GLB and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of FNFG and GLB agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of GLB Common Stock entitled to vote at the GLB Shareholders Meeting hereof at the earliest practicable time.

8.2.3. GLB and FNFG shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, GLB shall cooperate with FNFG in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and FNFG shall file an amended Merger Registration Statement with the SEC, and each of GLB shall mail an amended Proxy Statement-Prospectus to the GLB shareholders. If requested by FNFG, GLB shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding GLB, in form and substance that is customary in transactions such as the Merger.

8.3. Regulatory Approvals.

Each of GLB and FNFG will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. GLB and FNFG will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of GLB, FNFG to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. GLB shall have the right to review and approve in advance all characterizations of the information relating to GLB and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. FNFG shall give GLB and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give GLB and its counsel the opportunity to review and comment on all amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator.

8.4. Affiliates.

8.4.1. GLB shall use all reasonable efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of GLB to deliver to FNFG, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the date of the GLB Shareholders Meeting, a written agreement, in the form of Exhibit C hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of FNFG Common Stock to be received by such “affiliate,” as a result of the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE IX

CLOSING CONDITIONS

9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1. Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of GLB.

9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any

Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3. Regulatory Approvals. All Regulatory Approvals and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of FNFG, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of GLB, GBSB and FNFG or materially impair the value of GLB or GBSB to FNFG.

9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of FNFG Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5. Nasdaq Listing. The shares of FNFG Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.1.6. Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, FNFG shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., reasonably acceptable in form and substance to FNFG, and GLB shall have received an opinion of Hodgson Russ, LLP reasonably acceptable in form and substance to GLB, each dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering the tax opinions described in this Section 9.1.6, the law firms may require and rely upon customary representations contained in certificates of officers of FNFG and GLB and their respective Subsidiaries.

9.2. Conditions to the Obligations of FNFG under this Agreement.

The obligations of FNFG under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.5 at or prior to the Closing Date:

9.2.1. Representations and Warranties. Each of the representations and warranties of GLB set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section

4.1; and GLB shall have delivered to FNFG a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of GLB as of the Effective Time.

9.2.2. Agreements and Covenants. GLB shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and FNFG shall have received a certificate signed on behalf of GLB by the Chief Executive Officer and Chief Financial Officer of GLB to such effect dated as of the Effective Time.

9.2.3. Permits, Authorizations, Etc. GLB shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.2.4. Dissenting Shares. As of immediately prior to the Effective Time, not more than 5% of the issued and outstanding shares of GLB Common Stock shall have dissented to the Merger under the DGCL, and preserved, as of immediately prior to the Effective Time, the right to pursue their right of appraisal for the fair value of their shares of GLB Common Stock under the DGCL.

9.2.5. No Material Adverse Effect. Since December 31, 2006, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on GLB.

GLB will furnish FNFG with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as FNFG may reasonably request.

9.3. Conditions to the Obligations of GLB under this Agreement.

The obligations of GLB under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1. Representations and Warranties. Each of the representations and warranties of FNFG set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date), in any case subject to the standard set forth in Section 5.1; and FNFG shall have delivered to GLB a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of FNFG as of the Effective Time.

9.3.2. Agreements and Covenants. FNFG shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and GLB shall have received a certificate signed on behalf of FNFG by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3. Permits, Authorizations, Etc. FNFG shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.3.4. Payment of Merger Consideration. FNFG shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide GLB with a certificate evidencing such delivery.

9.3.5. No Material Adverse Effect. Since December 31, 2006, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FNFG.

FNFG will furnish GLB with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as GLB may reasonably request.

ARTICLE X

THE CLOSING

10.1. Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 400, Washington, D.C. at 10:00 a.m., or at such other place or time upon which FNFG and GLB mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 400, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.

10.2. Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to FNFG and GLB the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, FNFG shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of GLB:

11.1.1. At any time by the mutual written agreement of FNFG and GLB;

11.1.2. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by GLB) or Section 9.3.1 (in the case of a breach of a representation or warranty by FNFG);

11.1.3. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by GLB) or Section 9.3.2 (in the case of a breach of covenant by FNFG);

11.1.4. At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by FNFG and GLB; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By the Board of Directors of either party if the shareholders of GLB shall have voted at the GLB Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6. By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement.

11.1.8. By the Board of Directors of FNFG if GLB has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of GLB has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to FNFG.

11.1.9. By the Board of Directors of GLB if GLB has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of GLB has made a determination to accept such Superior Proposal.

11.1.10. By GLB, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 30th day following such Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) The FNFG Market Value on the Determination Date is less than $11.30; and

(ii) the number obtained by dividing the FNFG Market Value on the Determination Date by the Initial FNFG Market Value (“FNFG Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.20;

subject, however, to the following three sentences. If GLB elects to exercise its termination right pursuant to this Section 11.1.10, it shall give prompt written notice thereof to FNFG. During the five business day period commencing with its receipt of such notice, FNFG shall have the option of paying additional Merger Consideration in the form of FNFG Common Stock, cash, or a combination of FNFG Common Stock and cash so that the Aggregate FNFG Share Amount shall be valued at the lesser of (i) the product of 0.80 and the Initial FNFG Market Value or (ii) the product obtained by multiplying the Index Ratio by the Initial FNFG Market Value. If within such five business day period, FNFG delivers written notice to GLB that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 11.10 and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received (disregarding any waiting period).

“Final Index Price,” means the average of the daily closing value of the Index, as reported by SNL Securities, for the five consecutive trading days immediately preceding the Determination Date.

“FNFG Market Value” shall be the average of the daily closing sales prices of a share of FNFG Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Determination Date.

“Index” means the SNL Bank and Thrift index as reported by SNL securities.

“Initial FNFG Market Value” means the closing sales price of a share of FNFG Common Stock, as reported on the Nasdaq, on the five trading days immediately preceding the public announcement of this Agreement, adjusted as indicated in the last sentence of this Section 11.1.10.

“Initial Index Price” means the closing value of the Index as reported by SNL Securities on the trading day immediately preceding the execution of this Agreement.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

11.2. Effect of Termination.

11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C) As a condition of FNFG’s willingness, and in order to induce FNFG, to enter into this Agreement, and to reimburse FNFG for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, GLB hereby agrees to pay FNFG, and FNFG shall be entitled to payment of a fee of $5,900,000 (the “FNFG Fee”), within three business days after written demand for payment is made by FNFG, following the occurrence of any of the events set forth below:

(i) GLB terminates this Agreement pursuant to Section 11.1.9 or FNFG terminates this Agreement pursuant to Section 11.1.8; or

(ii) The entering into a definitive agreement by GLB relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving GLB within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by FNFG pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by GLB; or (ii) the failure of the shareholders of GLB to approve this Agreement after the occurrence of an Acquisition Proposal.

(D) If demand for payment of the FNFG Fee is made pursuant to Section 11.2.2(C) and payment is timely made, then FNFG will not have any other rights or claims against GLB, its Subsidiaries, and their respective officers and directors, under this Agreement, it being agreed that the acceptance of the FNFG Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of FNFG against GLB and its Subsidiaries and their respective officers and directors.

11.3. Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of GLB), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of GLB, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to GLB’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

MISCELLANEOUS

12.1. Confidentiality.

Except as specifically set forth herein, FNFG and GLB mutually agree to be bound by the terms of the confidentiality agreements dated August 21, 2007 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2. Public Announcements.

GLB and FNFG shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither GLB nor FNFG shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to GLB, to:	Andrew W. Dorn, Jr. President and Chief Executive Officer Great Lakes Bancorp, Inc. 2421 Main Street Buffalo, New York 14214 Fax: (7168) 923-7580

With required copies to:	Kenneth P. Friedman, Esq. Hodgson Russ LLP One M&T Plaza, Suite 2000 Buffalo, New York 14203 Fax: (716) 849-0349

If to FNFG, to:	John R. Koelmel President and Chief Executive Officer First Niagara Financial Group, Inc. 6950 South Transit Road P.O. Box 514 Lockport, New York 14095-0514 Fax: (716) 625-8673

With required copies to:

John Mineo

Senior Vice President, General Counsel

First Niagara Financial Group, Inc.

6950 South Transit Road

P.O. Box 514

Lockport, New York 14095-0514

Fax: (716) 625-9262

and

John J. Gorman, Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 400

Washington, D.C. 20015

Fax: (202) 362-2902

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

12.5. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except as provided in Article III and Sections 7.8.2 and 7.9, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.6. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page shall be deemed to be an original signature page.

12.8. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9. Governing Law.

This Agreement shall be governed by the laws of Delaware, without giving effect to its principles of conflicts of laws.

12.10. Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, FNFG and GLB have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

First Niagara Financial Group, Inc.

Dated: September 9, 2007	By:	/s/ John R. Koelmel
		Name:	John R. Koelmel
		Title:	President and Chief Executive Officer

Great Lakes Bancorp, Inc.

Dated: September 9, 2007	By:	/s/ Andrew W. Dorn, Jr.
		Name:	Andrew W. Dorn, Jr.
		Title:	President and Chief Executive Officer

Appendix B

SANDLER	INVESTMENT BANKING GROUP
O’NEILL
+ PARTNERS

September 10, 2007

Board of Directors

Great Lakes Bancorp, Inc.

2421 Main Street

Buffalo, NY 14214

Ladies and Gentlemen:

Great Lakes Bancorp, Inc. (“Great Lakes”) and First Niagara Financial Group, Inc. (“First Niagara”) have entered into an Agreement and Plan of Merger, dated as of September 10, 2007 (the “Agreement”), pursuant to which Great Lakes will merge with and into First Niagara, with the First Niagara as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Great Lakes common stock, issued and outstanding immediately prior to the Merger (the “Great Lakes Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof (i) $14.00 in cash (the “Cash Consideration”) or (ii) 0.993 shares (the “Exchange Ratio” and together with the Cash Consideration, the “Merger Consideration”) of First Niagara common stock (the “First Niagara Common Stock”), subject to the election and proration procedures set forth in the Agreement that provide, generally, that no more than 50% of the Great Lakes Common Stock may be exchanged for First Niagara Common Stock. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Great Lakes Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Great Lakes that we deemed relevant; (iii) certain publicy available financial statements and other historical Financial information of First Niagara that we deemed relevant; (iv) an internal budget for Great Lakes for the year ending December 31, 2007 as prepared by and reviewed with senior management of Great Lakes and growth and earnings guidance for the years thereafter as discussed with senior management of Great Lakes; (v) internal financial projections for First Niagara for the year ending December 31, 2007 as prepared by and reviewed with senior management of First Niagara and growth and earnings guidance for the years thereafter as discussed with senior management of First Niagara; (vi) the pro forma financial impact of the Merger

+ Sandler O’Neill ç Partners, L.P.	+ www.sandleroneill.com
919 Third Avenue, 6th Floor, New York, NY 10022
T: (212) 466-7700 F: (212) 466-7711

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O’NEILL	-2-
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Merger on First Niagara based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings assumed by the senior managements of Great Lakes and First Niagara (vii) the publicly reported historical price and trading activity for Great Lakes’ and First Niagara’s common stock, including a comparison of certain financial and stock market information for Great Lakes and First Niagara with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Great Lakes the business, financial condition, results of operations and prospects of Great Lakes and held similar discussions with certain members of senior management of First Niagara regarding the business, financial condition, results of operations and prospects of First Niagara.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Great Lakes and First Niagara or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Great Lakes and First Niagara that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Great Lakes and First Niagara or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Great Lakes and First Niagara nor have we reviewed any individual credit files relating to Great Lakes and First Niagara. We have assumed, with your consent, that the respective allowances for loan losses for both Great Lakes and First Niagara are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the growth and earnings guidance for Great Lakes and First Niagara reviewed with the respective senior managements of Great Lakes and First Niagara and the projections of transaction costs, purchase accounting adjustments and expected cost savings reviewed with the managements of Great Lakes and First Niagara and used by Sandler O’Neill in its analyses, Great Lakes’ and First Niagara’s respective managements confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of Great Lakes and First Niagara, respectively, and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions

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O’NEILL	-3-
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on which they are based. We have also assumed that there has been no material change in Great Lakes’ and First Niagara’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Great Lakes and First Niagara will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice Great Lakes has received from its legal, accounting and tax advisors as to all legal accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First Niagara’s common stock will be when issued to Great Lakes shareholders pursuant to the Agreement or the prices at which Great Lakes and First Niagara’s common stock may trade at any time.

We have acted as Great Lakes’ financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. Great Lakes has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, in the past, we have provided investment banking services to Great Lakes and we received compensation for those services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Great Lakes and First Niagara and their affiliates. We may also actively trade the equity or debt securities of Great Lakes and First Niagara or their affiliates for our own account and for the accounts of our customers and accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Great Lakes in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Great Lakes as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Great Lakes Common Stock and does not address the underlying business decision of Great Lakes to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Great Lakes or the effect of any other transaction in

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O’NEILL	-4-
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in which Great Lakes might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Great Lakes Common Stock from a financial point of view.

Very truly yours,

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APPENDIX C

Delaware General Corporation Law

Section 262

§ 262. Appraisal rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-5